
13002023

Progress
Strength
Stability
Soundness

AMERIS BANCORP IS MORE THAN
JUST A FINANCIAL SERVICES COMPANY


Ameris
Bancorp



Progress is more than just *movement.*

Progressive Ag Banking and Lending Capabilities. A relationship that started over 15 years ago with Nathan and Josh Connell's father, SVP and Ag Banking Group Manager Frank Cox (center) is now more than just their banker, he is a family friend. Farming in excess of 3,000 acres across South Georgia, Cynergy Farms, is a family business with Nathan (left) overseeing the business side of the farm and Josh managing the production in the fields. Through the use of farm machinery equipped with the latest GPS technology, the Connell brothers store, from year to year, planting patterns to ensure accuracy and efficiency. From one year to the next, they can plant a row within one inch of where it was planted the previous year. GPS technology also allows the accurate placement of crop nutrients based on GPS grids.



Strength is more than just *power.*

Strength in Lending to Small Businesses. Inside Savi Urban Market is owner, Paul Nair (left), and his banker, Ameris Bank Market President, Michael Tesler. With active plans to continue expanding later this year, Mr. Nair opened Savi Urban Market in October of 2009 and currently has two locations in the Midtown and Buckhead communities of Atlanta, Georgia. Upscale and progressive, Savi Urban Market offers unique gourmet foods and beverages, and their on-staff chef prepares a wide variety of food items and meals to go. Throughout 2012, Ameris Bank began to develop and grow our SBA Lending team. This advancement, backed by the Small Business Administration, significantly increases our lending capabilities aimed at helping businesses and small companies, like Savi Urban Market, receive the funding to start and continue to grow.



Soundness
is more than just *safety.*

Soundness with Ongoing Advancements in Technology. In early 2012, Stan Limerick (right) joined Ameris Bank as the EVP and Chief Information Officer. Stan continues to turn leading edge ideas into tangible results, while meeting business objectives with effective designs and systems that increase productivity and revenue. Supported by an open-minded, diverse and forward-thinking team, the information technology staff includes VP and Information Systems Manager, Lonnie Carter (center) and Pattie Lee, Business Solutions Lead Developer.


2205

Stability is more than just *permanence.*

Stability in Having a Complete In-house Mortgage Division. Pictured in front of their family home, Elvis Bray (left), a systems engineer with ING for over 11 years, looked to Mortgage Branch Manager Brian McCorvey (center) to refinance his home loan in late 2012. The family's relationship with Ameris Bank continued when Mr. Bray's son Kevin, now a proud first time homeowner, was interested in purchasing a home in Marietta, Georgia. This was made possible through Ameris Bank's fully developed Mortgage Division, offering complete in-house underwriting, funding and closing.

Our Message
A Letter to Shareholders



Delivering an exceptional customer experience is essential.

Dear Shareholders:

I am proud to report that we were successful in 2012, having accomplished several major initiatives. It is my pleasure to share evidence of Ameris Bancorp's **Progress, Strength, Stability,** and **Soundness.** These positive results certainly increased our momentum as we moved into 2013.

In 2012, our Company earned $10.9 million, or $0.46 per share, a slight decrease from 2011's results. While lower than last year, these results are noteworthy because we also accomplished our foremost goal in 2012, which was to restore asset quality to a level where its impact on recurring earnings would be diminished. This goal was accomplished late in the third quarter, driving classified assets to their lowest level since 2008 and down 25% from a year ago. Accordingly, our fourth quarter results reflected the lowest level of credit costs in 18 quarters.

While FDIC-assisted acquisitions have contributed to our asset growth over the past few years, we did not have the demand in our local markets to grow organically until 2012. We enjoyed organic loan growth of 11.6%, or $155.8 million in 2012, with almost every market contributing to our success. In our larger markets, we were aggressive in hiring seasoned bankers and began to see stronger economies in all of our communities as the year progressed.

Because of the solid loan growth, we were able to enjoy continued growth in revenue, as we have for the last five years. Our efforts to diversify our revenue sources also began to show signs of success with our mortgage strategy which produced almost $13 million of revenue in 2012, compared to $3 million in 2011.

Also, after experiencing several years of sequential improvement in tangible capital levels, we were able to repurchase $24 million of our preferred stock, leaving $28 million outstanding. This repurchase will improve net income to common shareholders and resulted in a Tier 1 leverage ratio of 10.34%, which is more than double the regulatory standard for well-capitalized. As we have stated before, we believe that repurchasing the remaining $28 million will be accomplished by February 2014 and will be done without issuing additional common shares.

As is often the case, we fail to celebrate successes because we are so focused on the challenges that lie ahead. Some of the challenges that face our Company are industry related, such as restoring the public's confidence in bankers as a source for sound business advice, or developing strategies that accommodate a low rate environment and still grow revenue and earnings. We believe challenges to our industry present a competitive advantage for us because we are quick to identify the challenges and even quicker to adapt.

Other challenges are specific to our Company. Our efficiency ratios are not where we want them, particularly considering the very thin spreads available on the quality of credit that we desire. In the second half of 2012, we focused on developing plans to reduce operating expenses and announced a major initiative that will positively impact approximately 15% of our core operating expenses once fully implemented. Shaping this initiative in a manner that allows us to continue delivering an exceptional customer experience is essential.

We anticipate that our industry will continue to consolidate. In order to obtain the most benefit from potential opportunities, we must continue to develop scalable operations, sales and risk management cultures that can be quickly implemented, and leadership that we can rely upon for consistent results.

Our Company has enjoyed some real noteworthy successes over the past few years. This kind of success would not be possible without the talented bankers on our team, who with our Corporate Board have crafted and executed bold and creative strategies. Our Community Boards continue to represent us well in our markets as we deepen our relationships with our customers and strengthen our service in these communities.

As we officially close our report for 2012 and look forward to exceeding expectations in 2013, please accept my thanks for your support and appreciation for believing in the value proposition of Ameris Bancorp. We are more than just a financial services company.

Respectfully,



Edwin W. Hortman, Jr.
President and Chief Executive Officer

Our Financials
2012 Highlights

Ameris Bancorp's total assets exceeded $3.0 billion at the end of 2012.

Positive Revenue Momentum
With interest rates having been at remarkably low levels for more than four years, revenue growth in our industry is increasingly hard to find. In 2012, we grew core, recurring revenue by 9% and have grown revenue at 10% compounded over the past five years. Several strategies played a part in this growth, including our ten FDIC-assisted transactions that added safe, earning assets since 2009. In 2012, we completed two FDIC-assisted transactions that added $165.9 million in earning assets. Non-interest income played a large role in our growth in 2012, increasing 46% from 2011 levels with most of the growth related to a successful mortgage initiative.

Loan Growth
Many of our peers have had to shrink their balance sheets in recent years, but our strong capital position has allowed us to continue growing our customer base. In 2012, we grew total loans to $2.01 billion, an increase of $92 million, or 4.8%, compared to the end of 2011. Several strategies have allowed us to accomplish this growth, including aggressive hiring of seasoned commercial bankers in our larger markets, a renewed focus on existing customers where credit quality remained strong, and the development of several lending niches that gained momentum throughout the year. Additionally, continued participation in FDIC-assisted transactions has been a contributing factor for increases in loans and other earning assets.

Capital Strength
Capital strength has been a major differentiator in the recent cycle and we believe it will continue to separate us in the economic rebound, particularly as it relates to our continued role in the industry's consolidation. At the end of 2012, our tangible common equity to tangible assets was 8.20%, an increase from 7.99% that we reported at the end of 2011. In December 2012, we repurchased $24 million of our preferred equity issued in 2008, leaving $28 million outstanding. This repurchase reduced our Tier 1 leverage capital only slightly at December 31, 2012, to 10.34%, compared to 10.76% reported at the end of 2011. Lastly, tangible book value increased for the third straight year, ending 2012 at $10.39 per share.

GROSS REVENUE NET OF INTEREST EXPENSE (EXCLUDING GAINS ON ACQUISITIONS)
(In thousands of dollars)


2012 $152,242
2011 $139,464
2010 $109,874
2009 $93,810
2008 $91,814

TOTAL LOANS
(In thousands of dollars)


2012 $2,007,133
2011 $1,915,138
2010 $1,929,748
2009 $1,721,607
2008 $1,695,777

TANGIBLE COMMON EQUITY
(In thousands of dollars)


2012 $247,359
2011 $238,837
2010 $218,069
2009 $141,367
2008 $131,887


FDIC

LEFT: In Columbia, SC, Market President, Mze Wilkins (right) and SVP and Business Banker, Joe Reynolds capitalize on a team approach when helping business customers with complex cash flow and lending needs. **CENTER:** Throughout 2012, SVP and Controller, Nicole Stokes (right), expanded our Moultrie, GA based team of experts in the Accounting department. Working as an integral part of Finance, SVP and Treasurer, Stephen Weber (center) supported by Josh Dale a financial analyst, this comprehensive accounting and finance team is designed to meet the needs of our growing, publicly traded company. **RIGHT:** In Savannah, GA, Personal Banker, Linda Edwards (right) and Teller, Marjorie Harrison fully understand the importance of providing value by developing and deepening customer relationships.



Our Leadership

Ameris Bancorp Board of Directors and Executive Officers

AMERIS BANCORP BOARD OF DIRECTORS (FROM LEFT OF PICTURE)

SEATED FROM LEFT: Chairman Daniel B. Jeter, Standard Discount Corporation (Consumer Finance); Edwin W. Hortman, Jr., President and Chief Executive Officer, Ameris Bancorp; STANDING FROM LEFT: Brooks Sheldon, Retired Banker; Leo J. Hill, Transamerica IDEX Mutual Funds (Independent Director); Jimmy D. Veal, The Beachview Club (Hospitality); R. Dale Ezzell, Wisecards Printing (Print Services); J. Raymond Fulp, Harvey's Pharmacy (Pharmacy); Robert P. Lynch, Lynch Management Company (Automobile Sales)

AMERIS BANCORP EXECUTIVE OFFICERS (FROM RIGHT OF PICTURE)

SEATED ON RIGHT: Edwin W. Hortman, Jr., President and Chief Executive Officer; STANDING FROM RIGHT: Jon S. Edwards, Executive Vice President and Chief Credit Officer; Stephen A. Melton, Executive Vice President and Chief Risk Officer; Andrew B. Cheney, Executive Vice President and Chief Operating Officer; Thomas S. Limerick, Executive Vice President and Chief Information Officer; Dennis J. Zember, Jr. CPA, Executive Vice President and Chief Financial Officer; Cindi H. Lewis, Executive Vice President, Chief Administrative Officer and Corporate Secretary

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "estimate", "expect", "intend", "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates which they were made. Ameris Bancorp undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

Our Report
Form 10-K


Ameris
Bancorp

Progress Strength Stability Soundness

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission File Number
001-13901


Ameris
Bancorp

AMERIS BANCORP

(Exact name of registrant as specified in its charter)

GEORGIA	**58-1456434**
(State of incorporation)	**(IRS Employer ID No.)**

310 FIRST ST., SE, MOULTRIE, GA 31768
(Address of principal executive offices)

(229) 890-1111
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act: Common Stock, Par Value $1 Per Share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant was approximately $289.4 million.

As of February 19, 2013, the registrant had outstanding 23,881,785 shares of common stock, $1.00 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated herein into Part III by reference.

AMERIS BANCORP

TABLE OF CONTENTS

CAUTIONARY NOTICE
REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K (this "Annual Report") under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere, including information incorporated herein by reference to other documents, are "forward-looking statements" within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control and which may cause the actual results, performance or achievements of Ameris Bancorp to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential" and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described in Part I, Item 1A., "Risk Factors," and elsewhere in this report and those described from time to time in our future reports filed with the Securities and Exchange Commission (the "SEC") under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Our forward-looking statements apply only as of the date of this Annual Report or the respective date of the document from which they are incorporated herein by reference. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this Annual Report, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

PART I

As used in this Annual Report, the terms "we," "us," "our," "Ameris" and the "Company" refer to Ameris Bancorp and its subsidiaries (unless the context indicates another meaning).

ITEM 1. BUSINESS

OVERVIEW

We are a financial holding company whose business is conducted primarily through our wholly-owned banking subsidiary, Ameris Bank (the "Bank"), which provides a full range of banking services to its retail and commercial customers who are primarily concentrated in select markets in Georgia, Alabama, Florida and South Carolina. Ameris was incorporated on December 18, 1980 as a Georgia corporation. The Company's executive office is located at 310 First St., S.E., Moultrie, Georgia 31768, our telephone number is (229) 890-1111 and our internet address is www.amerisbank.com. We operate 66 domestic banking offices with no foreign activities. At December 31, 2012, we had approximately $3.00 billion in total assets, $1.96 billion in total loans, $2.62 billion in total deposits and stockholders' equity of $279.0 million. Our deposits are insured, up to applicable limits, by the Federal Deposit Insurance Corporation (the "FDIC").

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at www.amerisbank.com as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at www.sec.gov.

The Parent Company

Our primary business as a bank holding company is to manage the business and affairs of the Bank. As a bank holding company, we perform certain shareholder and investor relations functions and seek to provide financial support, if necessary, to the Bank.

Ameris Bank

Our principal subsidiary is the Bank, which is headquartered in Moultrie, Georgia and operates branches primarily concentrated in select markets in Georgia, Alabama, Florida and South Carolina. These branches serve distinct communities in our business areas with autonomy but do so as one bank, leveraging our favorable geographic footprint in an effort to acquire more customers.

Capital Trust Securities

On September 20, 2006, the Company completed a private placement of an aggregate of $36 million of trust preferred securities. The placement occurred through a newly formed Delaware statutory trust subsidiary of Ameris, Ameris Statutory Trust I (the "Trust"). The trust preferred securities carry a quarterly adjustable interest rate of 1.63% over the 3-Month LIBOR. The trust preferred securities mature on December 15, 2036, and became redeemable at the Company's option on September 15, 2011. The terms of the trust preferred securities are set forth in that certain Amended and Restated Declaration of Trust dated as of September 20, 2006, among Ameris, Wilmington Trust Company, as institutional trustee and Delaware trustee, and the administrators named therein. The payments of distributions on, and redemption or liquidation of, the trust preferred securities issued by the Trust are guaranteed by Ameris pursuant to a Guarantee Agreement dated as of September 20, 2006, between Ameris and Wilmington Trust Company, as trustee.

The net proceeds to Ameris from the placement of the trust preferred securities by the Trust were primarily used to redeem outstanding trust preferred securities issued by Ameris on November 8, 2001. These trust preferred securities were redeemed on September 30, 2006, for $35.6 million.

On December 16, 2005, Ameris purchased First National Banc, Inc. ("FNB"). In 2004, FNB's wholly-owned subsidiary, First National Banc Statutory Trust I, issued $5,000,000 in principal amount of trust preferred securities at a rate per annum equal to the 3-Month LIBOR plus 2.80% through a pool sponsored by a national brokerage firm. These trust preferred securities have a maturity of 30 years and are redeemable at the Company's option on any quarterly interest payment date. See the Notes to our Consolidated Financial Statements included in this Annual Report for a further discussion regarding the issuance of these trust preferred securities.

Strategy

We seek to increase our presence and grow the "Ameris" brand in the markets that we currently serve in Georgia, Alabama, Florida and South Carolina and in neighboring communities that present attractive opportunities for expansion. Management has pursued this objective through an acquisition-oriented growth strategy and a prudent operating strategy. Our community banking philosophy emphasizes personalized service and building broad and deep customer relationships, which has provided us with a substantial base of low cost core deposits. Our markets are managed by senior level, experienced decision makers in a decentralized structure that differentiates us from our larger competitors. Management believes that this structure, along with involvement in and knowledge of our local markets, will continue to provide growth and assist in managing risk throughout our Company.

We have maintained our focus on a long-term strategy of expanding and diversifying our franchise in terms of revenues, profitability and asset size. Our growth over the past several years has been enhanced significantly by bank acquisitions, including acquisitions of failed institutions in FDIC-assisted transactions. We expect to continue to take advantage of the consolidation in the financial services industry and enhance our franchise through future acquisitions, including additional acquisitions of failed or problem financial institutions in FDIC-assisted transactions. We intend to grow within our existing markets, to branch into or acquire financial institutions in existing markets and to branch into or acquire financial institutions in other markets consistent with our capital availability and management abilities.

BANKING SERVICES

Lending Activities

General. The Company maintains a diversified loan portfolio by providing a broad range of commercial and retail lending services to business entities and individuals. We provide agricultural loans, commercial business loans, commercial and residential real estate construction and mortgage loans, consumer loans, revolving lines of credit and letters of credit. The Company also originates first mortgage residential mortgage loans and generally enters into a commitment to sell these loans in the secondary market. We have not made or participated in foreign, energy-related or subprime type loans. In addition, the Company does not buy loan participations or portions of national credits but from time to time, may acquire balances subject to participation agreements through acquisition. Excluding covered loans, less than 1% of the Company's loan portfolio was subject to loan participation agreements at December 31, 2012 and 2011.

At December 31, 2012, our loan portfolio totaled approximately $1.96 billion, representing approximately 64.9% of our total assets. For additional discussion of our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Loans."

Commercial Real Estate Loans. This portion of our loan portfolio has grown significantly over the past few years and represents the largest segment of our loan portfolio. These loans are generally extended for acquisition, development or construction of commercial properties. The loans are underwritten with an emphasis on the viability of the project, the borrower's ability to meet certain minimum debt service requirements and an analysis and review of the collateral and guarantors, if any.

Residential Real Estate Mortgage Loans. Ameris originates adjustable and fixed-rate residential mortgage loans. These mortgage loans are generally originated under terms and conditions consistent with secondary market guidelines. Some of these loans will be placed in the Company's loan portfolio; however, a majority are sold in the secondary market. The residential real estate mortgage loans that are included in the Company's loan portfolio are usually owner-occupied and generally amortized over a 10- to 20-year period with three- to five-year maturity or repricing.

Agricultural Loans. Our agricultural loans are extended to finance crop production, the purchase of farm-related equipment or farmland and the operations of dairies, poultry producers, livestock producers and timber growers. Agricultural loans typically involve seasonal balance fluctuations. Although we typically look to an agricultural borrower's cash flow as the principal source of repayment, agricultural loans are also generally secured by a security interest in the crops or the farm-related equipment and, in some cases, an assignment of crop insurance and mortgage on real estate. The lending officer visits the borrower regularly during the growing season and re-evaluates the loan in light of the borrower's updated cash flow projections. A portion of our agricultural loans is guaranteed by the Farm Service Agency Guaranteed Loan Program.

Commercial and Industrial Loans. Generally, commercial and industrial loans consist of loans made primarily to manufacturers, wholesalers and retailers of goods, service companies and other industries. These loans are made for acquisition, expansion and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment, personal guarantees or other assets. The Company monitors these loans by requesting submission of corporate and personal financial statements and income tax returns. The Company has also generated loans which are guaranteed by the U.S. Small Business Administration (the "SBA"). SBA loans are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. Periodically, a portion of the loans that are secured by the guaranty of the SBA will be sold in the secondary market. Management believes that making such loans helps the local community and also provides Ameris with a source of income and solid future lending relationships as such businesses grow and prosper. The primary repayment risk for commercial loans is the failure of the business due to economic or financial factors.

Consumer Loans. Our consumer loans include motor vehicle, home improvement, home equity, student and signature loans and small personal credit lines. The terms of these loans typically range from 12 to 60 months and vary based upon the nature of collateral and size of the loan. These loans are generally secured by various assets owned by the consumer.

Credit Administration

We have sought to maintain a comprehensive lending policy that meets the credit needs of each of the communities served by the Bank, including low and moderate-income customers, and to employ lending procedures and policies consistent with this approach. All loans are subject to our corporate loan policy, which is reviewed annually and updated as needed. The loan policy provides that lending officers have sole authority to approve loans of various amounts commensurate with their seniority and experience. Our local market Presidents have discretion to approve loans in varying principal amounts up to established limits, and our regional credit officers review and approve loans that exceed such limits.

Individual lending authority is assigned by the Company's Senior Credit Officer, as is the maximum limit of new extensions of credit that may be approved in each market. These approval limits are reviewed annually by the Company and adjusted as needed. All requests for extensions of credit in excess of any of these limits are reviewed by one of three regional credit officers. When the request for approval exceeds the authority level of the regional credit officer, the approval of the Company's Senior Credit Officer and/or the Company's loan committee are required. All new loans or modifications to existing loans in excess of $250,000 are reviewed monthly by the Company's credit administration department with the lender responsible for the credit. In addition, our ongoing loan review program subjects the portfolio to sampling and objective review by our monthly internal loan review process which is independent of the originating loan officer, or by our independent external loan review firm.

Each lending officer has authority to make loans only in the market area in which his or her Bank office is located and its contiguous counties. Occasionally, our loan committee will approve making a loan outside of the market areas of the Bank, provided the Bank has a prior relationship with the borrower. Our lending policy requires analysis of the borrower's projected cash flow and ability to service the debt.

We actively market our services to qualified lending customers in both the commercial and consumer sectors. Our commercial lending officers actively solicit the business of new companies entering the market as well as longstanding members of that market's business community. Through personalized professional service and competitive pricing, we have been successful in attracting new commercial lending customers. At the same time, we actively advertise our consumer loan products and continually seek to make our lending officers more accessible.

The Bank continually monitors its loan portfolio to identify areas of concern and to enable management to take corrective action when necessary. Local market Presidents, lending officers and local boards meet periodically to review all past due loans, the status of large loans and certain other credit or economic related matters. Individual lending officers are responsible for collection of past due amounts and monitoring any changes in the financial status of the borrowers.

Investment Activities

Our investment policy is designed to maximize income from funds not needed to meet loan demand in a manner consistent with appropriate liquidity and risk management objectives. Under this policy, our Company may invest in federal, state and municipal obligations, corporate obligations, public housing authority bonds, industrial development revenue bonds, securities issued by Government-Sponsored Enterprises ("GSEs") and satisfactorily-rated trust preferred obligations. Investments in our portfolio must satisfy certain quality criteria. Our Company's investments must be "investment-grade" as determined by either Moody's or Standard and Poor's. Investment securities where the Company has determined a certain level of credit risk are periodically reviewed to determine the financial condition of the issuer and to support the Company's decision to continue holding the security. Our Company may purchase non-rated municipal bonds only if the issuer of such bonds is located in the Company's general market area and such bonds are determined by the Company to have a credit risk no greater than the minimum ratings referred to above. Industrial development authority bonds, which normally are not rated, are purchased only if the issuer is located in the Company's market area and if the bonds are considered to possess a high degree of credit soundness. Traditionally, the Company has purchased and held investment securities with very high levels of credit quality, favoring investments backed by direct or indirect guarantees of the U.S. Government.

While our investment policy permits our Company to trade securities to improve the quality of yields or marketability or to realign the composition of the portfolio, the Bank historically has not done so to any significant extent.

Our investment committee implements the investment policy and portfolio strategies and monitors the portfolio. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of the bond portfolio are reviewed by our Board of Directors each month. The written investment policy is reviewed annually by the Company's Board of Directors and updated as needed.

The Company's securities are held in safekeeping accounts at approved correspondent banks.

Deposits

The Company provides a full range of deposit accounts and services to both retail and commercial customers. These deposit accounts have a variety of interest rates and terms and consist of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, regular interest-bearing savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Our Bank obtains most of its deposits from individuals and businesses in its market areas.

Generally, our Bank has not needed to offer rates significantly higher than our competition to attract new deposits or to retain existing business. During 2008, the United States Department of the Treasury (the "Treasury") and the Board of Governors of the Federal Reserve System (the "Federal Reserve") implemented several programs and initiatives aimed at reducing the liquidity risks in the United States economy. In addition to these governmental actions, loan demand in the Company's markets fell considerably during 2009 for many banks and further reduced the demand for deposits. Because of these events, the Company was able to significantly reduce deposit costs and force a migration from higher cost term deposits into lower cost money market and negotiable order of withdrawal ("NOW") deposits.

Brokered time deposits are deposits obtained by utilizing an outside broker that is paid a fee. The Bank utilizes brokered deposits to accomplish several purposes, such as (i) acquiring a certain maturity and dollar amount without repricing the Bank's current customers which could increase or decrease the overall cost of deposits and (ii) acquiring certain maturities and dollar amounts to help manage interest rate risk.

Other Funding Sources

The Federal Home Loan Bank ("FHLB") allows the Company to obtain advances through its credit program. These advances are secured by securities owned by the Company and held in safekeeping by the FHLB, FHLB stock owned by the Company and certain qualifying residential mortgages.

The Company also enters into repurchase agreements. These repurchase agreements are treated as short-term borrowings and are reflected on the Company's balance sheet as such.

Use of Derivatives

The Company seeks to provide a stable net interest income despite changes in interest rates. In its review of interest rate risk, the Company considers the use of derivatives to protect interest income on loans or to create a structure in institutional borrowings that limits the Company's cost. During 2012, the Company had an interest rate swap with a notional amount of $37.1 million for the purpose of converting from variable to fixed interest rate on the junior subordinated debentures on the Company's balance sheet. The interest rate swap, which is classified as a cash flow hedge, is indexed to LIBOR. During 2011, the Company also benefited from an interest rate floor with a notional amount of $35.0 million. The interest rate floor, which was classified as a cash flow hedge against certain variable rate loans on the Company's balance sheet, expired in August 2011. The hedge was indexed to the prime rate, as are the variable rate loans, and had a strike rate of 7.00%. During 2011, the Company received approximately $825,000 of interest payments on the interest rate floor, which payments have been classified as interest income on loans.

Additionally, in the second quarter of 2012, the Company began maintaining a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. This program includes the use of forward contracts and other derivatives that are used to offset changes in value of the mortgage inventory due to changes in market interest rates. As a normal part of its operations, the Company enters into derivative contracts such as forward sale commitments and interest rate lock commitments ("IRLCs") to economically hedge risks associated with overall price risk related to IRLCs and mortgage loans held for sale carried at fair value. The fair value of these instruments amounted to an asset of approximately $1,169,000 at December 31, 2012.

CORPORATE RESTRUCTURING AND BUSINESS COMBINATIONS

Montgomery Bank & Trust

On July 6, 2012, the Bank purchased certain assets and assumed substantially all of the liabilities of Montgomery Bank & Trust ("MBT") from the FDIC, as Receiver of MBT. MBT operated two branches in Ailey and Vidalia, Georgia. The Bank assumed approximately $156.7 million in customer deposits and acquired approximately $18.1 million in assets, including approximately $16.7 million in cash and cash equivalents and approximately $1.2 million in deposit-secured loans. The assets were acquired without a discount and the deposits were assumed with no premium. To settle the transaction, the FDIC made a cash payment to the Bank totaling approximately $138.7 million, based on the differential between liabilities assumed and assets acquired.

Central Bank of Georgia

On February 24, 2012, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of Central Bank of Georgia ("CBG") from the FDIC, as Receiver of CBG. CBG operated five branches in Ellaville, Buena Vista, Butler, Cusseta and Macon, Georgia, with approximately $182.6 million in loans and approximately $261.0 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and other real estate owned ("OREO"). Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire CBG included a discount on the book value of the assets totaling $33.9 million. The bid resulted in a cash payment from the FDIC totaling $31.9 million.

High Trust Bank

On July 15, 2011, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of High Trust Bank ("HTB") from the FDIC, as Receiver of HTB. HTB operated two branches in Stockbridge and Leary, Georgia, with approximately $133.5 million in loans and approximately $175.9 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire HTB included a discount on the book value of the assets totaling $33.5 million. The bid resulted in a cash payment from the FDIC totaling $30.2 million.

One Georgia Bank

On July 15, 2011, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of One Georgia Bank ("OGB") from the FDIC, as Receiver of OGB. OGB operated one branch in Midtown Atlanta, Georgia, with approximately $120.8 million in loans and approximately $136.1 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire OGB included a discount on the book value of the assets totaling $22.5 million. The bid resulted in a cash payment to the FDIC totaling $5.7 million.

Tifton Banking Company

On November 12, 2010, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of Tifton Banking Company ("TBC") from the FDIC, as Receiver of TBC. TBC operated one branch in Tifton, Georgia, with approximately $118.4 million in loans and approximately $132.9 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's acquisition of TBC resulted in the Bank recording $956,000 of goodwill related to the purchase. The bid resulted in a cash payment to the FDIC totaling $10.3 million to settle the transaction.

Darby Bank & Trust Co.

On November 12, 2010, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of Darby Bank & Trust Co. ("DBT") from the FDIC, as Receiver of DBT. DBT operated seven branches in Vidalia, Lyons, Savannah and Pooler, Georgia, with approximately $393.3 million in loans and approximately $387.0 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement up to $131.8 million of cumulative loss. The FDIC will absorb 30% of losses and share 30% of loss recoveries during the term of the agreement for cumulative losses between $131.8 million and $193.1 million. The FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement on cumulative losses over $193.1 million. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire DBT included a discount on the book value of the assets totaling $45.0 million. The bid resulted in a cash payment to the FDIC totaling $149.9 million.

First Bank of Jacksonville

On October 22, 2010, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of First Bank of Jacksonville ("FBJ") from the FDIC, as Receiver of FBJ. FBJ operated two branches in Jacksonville, Florida, with approximately $51.1 million in loans and approximately $71.9 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire FBJ included a discount on the book value of the assets totaling $4.8 million. The bid resulted in a cash payment from the FDIC totaling $8.1 million.

Satilla Community Bank

On May 14, 2010, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of Satilla Community Bank ("SCB") from the FDIC, as Receiver of SCB. SCB operated one branch in St. Marys, Georgia, the southernmost city on the Georgia coast and a northern suburb of Jacksonville, Florida, with approximately $68.8 million in loans and approximately $75.5 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries during the term of the agreement. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire SCB included a discount on the book value of the assets totaling $14.4 million. Also included in the bid was a premium of approximately $92,000 on SCB's deposits. Because SCB's brokered deposits did not pass to the Bank, the acquisition resulted in significantly more assets being purchased than liabilities assumed. As a result, the Bank made a cash payment to the FDIC totaling $35.7 million to settle the transaction.

United Security Bank

On November 6, 2009, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of United Security Bank ("USB") from the FDIC, as Receiver of USB. USB operated one branch in Woodstock, Georgia and one branch in Sparta, Georgia, with total loans of approximately $108.4 million and approximately $141.1 million of total deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement the FDIC will absorb 80% of losses and share 80% of loss recoveries on the first $46 million of losses and absorb 95% of losses and share in 95% of loss recoveries on losses exceeding $46 million. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire USB included a discount on the book value of the assets totaling $32.6 million. Also included in the bid was a premium of approximately $228,000 on USB's deposits. The bid resulted in a cash payment from the FDIC totaling $24.2 million.

American United Bank

On October 23, 2009, the Bank purchased substantially all of the assets and assumed substantially all of the liabilities of American United Bank ("AUB") from the FDIC, as Receiver of AUB. AUB operated only one branch in Lawrenceville, Georgia, a northeast suburb of Atlanta, Georgia, with approximately $85.7 million in loans and approximately $100.5 million in deposits. The Company's agreements with the FDIC included a loss-sharing agreement which affords the Bank significant protection from losses associated with loans and OREO. Under the terms of the loss-sharing agreement, the FDIC will absorb 80% of losses and share 80% of loss recoveries on the first $38 million of losses and absorb 95% of losses and share in 95% of loss recoveries on losses exceeding $38 million. The term for loss sharing on residential real estate loans is ten years, while the term for loss sharing on all other loans is five years.

The Company's bid to acquire AUB included a discount on the book value of the assets totaling $19.6 million. Also included in the bid was a premium of approximately $262,000 on AUB's deposits. The bid resulted in a cash payment from the FDIC totaling $17.1 million.

Capital Purchase Program

On November 21, 2008, the Company, pursuant to the Capital Purchase Program (the "CPP") established under the Economic Stabilization Act of 2008 ("EESA"), in connection with the Troubled Asset Relief Program ("TARP"), issued and sold to the Treasury, for an aggregate cash purchase price of $52 million, (i) 52,000 shares (the "Preferred Shares") of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (ii) a ten-year warrant (the "Warrant") to purchase up to 679,443 shares of our common stock, par value $1.00 per share (the "Common Stock"), at an exercise price of $11.48 per share. Proceeds from the issuance of the Preferred Shares and the Warrant were allocated based on the relative market values of each. As a result of the Company's participation in the CPP, the Company was subject to the rules and regulations promulgated under the EESA. These rules and regulations included certain limitations on compensation for senior executives, dividend payments and payments to senior executives upon termination of employment, as well as certain obligations of the Company to increase its efforts to reduce the number of foreclosures of primary residences.

On June 14, 2012, the Preferred Shares were sold by the Treasury through a registered public offering as part of the Treasury's efforts to wind down its remaining TARP bank investments. While the sale of the Preferred Shares to new investors did not result in any accounting entries and does not change the Company's capital position, it eliminated the executive compensation and corporate governance restrictions that were applicable to the Company during the period in which the Treasury held its investment in the Preferred Shares. Subsequently, on August 22, 2012, the Company repurchased the Warrant from the Treasury for $2.67 million and in December 2012, the Company repurchased 24,000 of the outstanding Preferred Shares.

MARKET AREAS AND COMPETITION

The banking industry in general, and in the southeastern United States specifically, is highly competitive and dramatic changes continue to occur throughout the industry. Our select market areas in Georgia, Alabama, Florida and South Carolina have experienced strong population growth over the past 20 to 30 years, but have endured significant economic challenges in recent years. Intense market demands, national and local economic pressures, fluctuating interest rates and increased customer awareness of product and service differences among financial institutions have forced banks to diversify their services and become much more cost effective. Over the past few years, our Bank has faced strong competition in attracting deposits at profitable levels. Competition for deposits comes from other commercial banks, thrift institutions, mortgage bankers, finance companies, credit unions and issuers of securities such as brokerage firms. Interest rates, convenience of office locations and marketing are all significant factors in our Bank's competition for deposits.

Competition for loans comes from other commercial banks, thrift institutions, savings banks, insurance companies, consumer finance companies, credit unions and other institutional lenders. In order to remain competitive, our Bank has varied interest rates and loan fees to some degree as well as increased the number and complexity of services provided. We have not varied or altered our underwriting standards in any material respect in response to competitor willingness to do so and in some markets have not been able to experience the growth in loans that we would have preferred. Competition is affected by the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Competition among providers of financial products and services continues to increase with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives. The industry continues to consolidate, which affects competition by eliminating some regional and local institutions, while strengthening the franchise of acquirers. Management expects that competition will become more intense in the future due to changes in state and federal laws and regulations and the entry of additional bank and nonbank competitors. See "Supervision and Regulation" under this Item.

EMPLOYEES

At December 31, 2012, the Company employed approximately 866 full-time-equivalent employees. We consider our relationship with our employees to be good.

We have adopted the Ameris Bancorp 401(k) Profit Sharing Plan, as a retirement plan for our employees. This plan provides deferral of compensation by our employees and contributions by Ameris. As a result of the Company's financial performance, it did not make any contributions for eligible employees during 2011; however, the Company reinstated contributions into the plan during 2012. We also maintain a comprehensive employee benefits program providing, among other benefits, hospitalization and major medical insurance and life insurance. Management considers these benefits to be competitive with those offered by other financial institutions in our market areas. Our employees are not represented by any collective bargaining group.

RELATED PARTY TRANSACTIONS

The Company makes loans to our directors and their affiliates and to banking officers. These loans are made on substantially the same terms as those prevailing at the time for comparable transactions and do not involve more than normal credit risk. At December 31, 2012, we had approximately $1.96 billion in total loans outstanding, of which approximately $1.4 million were outstanding to certain directors and their affiliates. Company policy prohibits loans to executive officers.

SUPERVISION AND REGULATION

General

We are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors and not shareholders. The following is a summary of certain provisions of certain laws that affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on our business and prospects.

Federal Bank Holding Company Regulation and Structure

As a bank holding company, we are subject to regulation under the Bank Holding Company Act and to the supervision, examination and reporting requirements of the Federal Reserve . Our Bank has a Georgia state charter and is subject to regulation, supervision and examination by the FDIC and the Georgia Department of Banking and Finance (the "GDBF").

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- it may acquire direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;
- it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or
- it may merge or consolidate with any other bank holding company.

The Bank Holding Company Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or that would substantially lessen competition in the banking business, unless the public interest in meeting the needs of the communities to be served outweighs the anti-competitive effects. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved and the convenience and needs of the communities to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues focuses, in part, on the performance under the Community Reinvestment Act, both of which are discussed elsewhere in more detail.

Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- the bank holding company has registered securities under Section 12 of the Exchange Act; or
- no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our Common Stock is registered under Section 12 of the Exchange Act. The regulations provide a procedure for challenging rebuttable presumptions of control.

The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking; managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities other than activities closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve considers whether performing the activity can be expected to produce benefits to the public that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or control of any subsidiary when the continuation of the activity or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

Under the Bank Holding Company Act, a bank holding company may file an election with the Federal Reserve to be treated as a financial holding company and engage in an expanded list of financial activities. The election must be accompanied by a certification that all of the company's insured depository institution subsidiaries are "well capitalized" and "well managed." Additionally, the Community Reinvestment Act rating of each subsidiary bank must be satisfactory or better. Effective August 24, 2000, pursuant to a previously-filed election with the Federal Reserve, Ameris became a financial holding company. As such, we may engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, securities underwriting and dealing, and making merchant banking investments in commercial and financial companies. If the Bank ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve may, among other things, place limitations on our ability to conduct these broader financial activities. In addition, if the Bank receives a rating of less than satisfactory under the Community Reinvestment Act, we would be prohibited from engaging in any additional activities other than those permissible for bank holding companies that are not financial holding companies. If, after becoming a financial holding company and undertaking activities not permissible for a bank holding company, the company fails to continue to meet any of the prerequisites for financial holding company status, including those described above, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may discontinue or divest investments in companies engaged in activities permissible only for a bank holding company that has elected to be treated as a financial holding company.

Under Federal Reserve policy, we are expected to act as a source of financial strength for the Bank and to commit resources to support the Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to the Bank will be repaid only after its deposits and various other obligations are repaid in full.

Our Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations and is supervised and examined by state and federal bank regulatory agencies. The FDIC and the GDBF regularly examine the operations of our Bank and are given the authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. These agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Payment of Dividends and Other Restrictions

Ameris is a legal entity separate and distinct from its subsidiaries. While there are various legal and regulatory limitations under federal and state law on the extent to which our Bank can pay dividends or otherwise supply funds to Ameris, the principal source of our cash revenues is dividends from our Bank. The prior approval of applicable regulatory authorities is required if the total amount of all dividends declared by the Bank in any calendar year exceeds 50% of the Bank's net profits for the previous year. The relevant federal and state regulatory agencies also have authority to prohibit a state member bank or bank holding company, which would include Ameris and the Bank, from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute an unsafe or unsound practice in conducting its business.

Under Georgia law, the prior approval of the GDBF is required before any cash dividends may be paid by a state bank if: (i) total classified assets at the most recent examination of such bank exceed 80% of the equity capital (as defined, which includes the reserve for loan losses) of such bank; (ii) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits (as defined) for the previous calendar year; or (iii) the ratio of equity capital to adjusted total assets is less than 6%. There were no amounts of retained earnings of our Bank available for payment of cash dividends under applicable regulations without obtaining regulatory approval as of December 31, 2012.

In addition, our Bank is subject to limitations under Section 23A of the Federal Reserve Act with respect to extensions of credit to, investments in and certain other transactions with Ameris. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company's bank subsidiaries are classified as undercapitalized.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order or any condition imposed by, or written agreement with, the Federal Reserve.

Furthermore, under rules and regulations of the EESA to which the Company is subject, no dividends may be declared or paid on the Common Stock unless the dividends due with respect to Preferred Shares have been paid in full.

Capital Adequacy

We must comply with the Federal Reserve's established capital adequacy standards, and our Bank is required to comply with the capital adequacy standards established by the FDIC. The Federal Reserve has promulgated two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, account for off-balance-sheet exposure and minimize disincentives for holding liquid assets.

Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least one-half of total capital must be comprised of Tier 1 Capital, which is common stock, undivided profits, minority interests in the equity accounts of consolidated subsidiaries and noncumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remainder may consist of Tier 2 Capital, which is subordinated debt, other preferred stock and a limited amount of loan loss reserves. Since 2001, our consolidated capital ratios have increased due to the issuance of trust preferred securities. At December 31, 2012, all of our trust preferred securities were included in Tier 1 Capital. At December 31, 2012, our total risk-based capital ratio and our Tier 1 risk-based capital ratio were 18.74% and 17.49%, respectively. Neither Ameris nor its Bank has been advised by any federal banking agency of any additional specific minimum capital ratio requirement applicable to it.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet specified criteria. All other bank holding companies generally are required to maintain a minimum leverage ratio of 4%. At December 31, 2012, our ratio was 10.34%, compared to 10.76% at December 31, 2011. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" and other indications of capital strength in evaluating proposals for expansion or new activities. The Federal Reserve has not advised Ameris of any additional specific minimum leverage ratio or tangible Tier 1 Capital leverage ratio applicable to it.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on taking brokered deposits and certain other restrictions on its business. As described below, the FDIC can impose substantial additional restrictions upon FDIC-insured depository institutions that fail to meet applicable capital requirements.

The Federal Deposit Insurance Act (or "FDI Act") requires the federal regulatory agencies to take "prompt corrective action" if a depository institution does not meet minimum capital requirements. The FDI Act establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

The federal bank regulatory agencies have adopted regulations establishing relevant capital measurers and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Capital ratio, Tier 1 Capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater and a leverage ratio of 5% or greater and is not subject to any order or written directive by the appropriate regulatory authority to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater and a leverage ratio of 4% or greater (3% in certain circumstances) and is not "well capitalized;"
- "undercapitalized" if it has a Total Capital ratio of less than 8%, a Tier 1 Capital ratio of less than 4% or a leverage ratio of less than 4% (3% in certain circumstances);
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3% or a leverage ratio of less than 3%; and
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 2012, our Bank had capital levels that qualify as "well capitalized" under such regulations.

The FDI Act generally prohibits an FDIC-insured bank from making a capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." "Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. The federal regulators may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the bank's capital. In addition, for a capital restoration plan to be acceptable, the bank's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to 5% of the bank's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

"Significantly undercapitalized" insured banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and the cessation of receipt of deposits from correspondent banks. "critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is also subject to certain limitations relating to brokered deposits.

The regulatory capital framework under which we operate is expected to change in significant respects as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted in July 2010 and includes certain provisions concerning the capital regulations of U.S. banking regulators. These provisions are intended to subject bank holding companies to the same capital requirements as their bank subsidiaries and to eliminate or significantly reduce the use of hybrid capital instruments, especially trust preferred securities, as regulatory capital. Under these provisions, trust preferred securities issued before May 19, 2010 by a company with total consolidated assets of less than $15 billion and treated as regulatory capital, such as those issued by our Company, are grandfathered, but any such securities issued later are not eligible for treatment as regulatory capital. Banking regulators must develop regulations setting minimum risk-based and leverage capital requirements for holding companies and banks on a consolidated basis that are no less stringent than the generally applicable requirements in effect for depository institutions under the prompt corrective action regulations discussed above. The banking regulators also must seek to make capital standards countercyclical so that the required levels of capital increase in times of economic expansion and decrease in times of economic contraction. Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Additionally, in June 2012, the federal banking agencies issued a series of proposed rules to conform U.S. regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord referred to as "Basel III." The proposed revisions, if adopted, would establish new higher capital ratio requirements, narrow the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets. The proposed new capital requirements would apply to all banks, all savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of asset size. It is unclear whether, if, or in what form Basel III will be adopted.

The proposed regulatory changes found in Basel III include the following:

- The proposed rules would establish a new capital measure called "Common Equity Tier I Capital" consisting of common stock and related surplus, retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries. Unlike the current rules which exclude unrealized gains and losses on available-for-sale debt securities from regulatory capital, the proposed rules would generally require accumulated other comprehensive income to flow through to regulatory capital. Depository institutions and their holding companies would be required to maintain Common Equity Tier I Capital equal to 4.5% of risk-weighted assets by 2015. Additionally, the proposed regulations would increase the required ratio of Tier I Capital to risk-weighted assets from the current 4% to 6% by 2015. Tier I Capital would consist of Common Equity Tier I Capital plus Additional Tier I Capital which would include non-cumulative perpetual preferred stock. Neither cumulative preferred stock (other than certain preferred stock issued to the U.S. Treasury) nor trust preferred securities would qualify as Additional Tier I Capital but could be included in Tier II Capital along with qualifying subordinated debt. The proposed regulations would also require a minimum Tier I leverage ratio of 4% for all institutions. The minimum required ratio of total capital to risk-weighted assets would remain at 8%.

- In addition to increased capital requirements, depository institutions and their holding companies may be required to maintain a capital buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. This requirement would be phased in over a four-year period beginning in 2016.

- The prompt corrective action regulations would be amended to incorporate a Common Equity Tier I Capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action regulations, a banking organization would be required to have at least an 8% Total Risk-Based Capital Ratio, a 6% Tier I Risk-Based Capital Ratio, a 4.5% Common Equity Tier I Risk Based Capital Ratio and a 4% Tier I Leverage Ratio. To be well capitalized, a banking organization would be required to have at least a 10% Total Risk-Based Capital Ratio, an 8% Tier I Risk-Based Capital Ratio, a 6.5% Common Equity Tier I Risk-Based Capital Ratio and a 5% Tier I Leverage Ratio.

- Banking organizations would be required to deduct goodwill and certain other intangible assets, net of associated deferred tax liabilities, from Common Equity Tier I Capital.
- The proposed rules would apply a 250% risk-weighting to mortgage servicing rights, deferred tax assets that cannot be realized through net operating loss carrybacks and significant (greater than 10%) investments in other financial institutions. The proposal also would also change the risk-weighting for residential mortgages and would create a new 150% risk-weighting category for "high volatility commercial real estate loans" which are credit facilities for the acquisition, construction or development of real property other than one- to four-family residential properties or commercial real projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate's "as completed" value before the loan was made.

Compliance by the Company and the Bank with these new capital requirements will likely affect our operations. However, the extent of that impact cannot be known until there is greater clarity regarding the specific requirements applicable to the Company and the Bank.

Acquisitions

As an active acquirer, we must comply with numerous laws related to our acquisition activity. Under the Bank Holding Company Act, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date, and subject to any state requirement that the target bank shall have been in existence and operating for a minimum period of time, not to exceed five years, and to certain deposit market-share limitations. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

FDIC Insurance Assessments

The FDIC insures the deposit accounts of the Bank up to the maximum amount provided by law. The general insurance limit is $250,000. Effective November 21, 2008 and until December 31, 2010, the FDIC expanded deposit insurance limits for certain accounts under the Temporary Liquidity Guarantee Program ("TLGP"). Provided an institution did not opt out of the TLGP, the FDIC would fully guarantee funds deposited in non-interest bearing transaction accounts, including interest on lawyer trust accounts (or "IOLTA" accounts) and negotiable order of withdrawal accounts (or "NOW" accounts), with rates no higher than 0.50% through June 30, 2010, and no higher than 0.25% after June 30, 2010, if the institution committed to maintain the interest rate at or below that rate. In conjunction with the increased deposit insurance coverage, the amount of FDIC assessments paid by each Deposit Insurance Fund ("DIF") member institution also increased. This increase to coverage was originally in effect through December 31, 2009, but was extended several times until it expired on December 31, 2012.

The FDIC assesses deposit insurance premiums on each insured institution quarterly based on annualized rates for one of four risk categories. Under the rules in effect through March 31, 2011, these rates are applied to the institution's deposits. Each institution is assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. A range of initial base assessment rates applies to each risk category, subject to adjustments based on an institution's unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.

As required by the Dodd-Frank Act, the FDIC adopted rules effective April 1, 2011 under which insurance premium assessments are based on an institution's total assets minus its tangible equity (defined as Tier 1 capital) instead of its deposits. Under these rules, an institution with total assets of less than $10 billion will be assigned to a risk category as described above, and a range of initial base assessment rates will apply to each category, subject to adjustment downward based on unsecured debt issued by the institution and, except for an institution in Risk Category I, adjustment upward if the institution's brokered deposits exceed 10% of its domestic deposits, to produce total base assessment rates. Total base assessment rates range from 2.5 to 9 basis points for Risk Category I, 9 to 24 basis points for Risk Category II, 18 to 33 basis points for Risk Category III, and 30 to 45 basis points for Risk Category IV, all subject to further adjustment upward if the institution holds more than a de minimis amount of unsecured debt issued by another FDIC-insured institution. The FDIC may increase or decrease its rates by 2.0 basis points without further rulemaking. In an emergency, the FDIC may also impose a special assessment.

The Company's insurance assessments during 2012, 2011 and 2010 were approximately $1.5 million, $4.5 million and $5.1 million, respectively. Because of the growing number of bank failures and costs to the DIF, the FDIC required a special assessment during 2009 totaling approximately $1.1 million and further required that we prepay the assessments that would normally have been paid during 2010 to 2012. This prepaid assessment amounted to approximately $12.3 million during 2009. At December 31, 2012, the remaining prepaid balance was $2.8 million and is included in other assets on the Company's consolidated balance sheets.

Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), which is the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect of the increase in the statutory minimum DRR to 1.35% on institutions with assets of less than $10 billion from the former statutory minimum of 1.15%. The FDIC has not yet announced how it will implement this offset or how larger institutions will be affected by it.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of the Financing Corporation (the "FICO"). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2012 was $0.66 per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

Community Reinvestment Act

The Community Reinvestment Act requires federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low and moderate-income borrowers in their local communities. An institution's size and business strategy determines the type of examination that it will receive. Large, retail-oriented institutions are examined using a performance-based lending, investment and service test. Small institutions are examined using a streamlined approach. All institutions may opt to be evaluated under a strategic plan formulated with community input and pre-approved by the bank regulatory agency.

The Community Reinvestment Act regulations provide for certain disclosure obligations. Each institution must post a notice advising the public of its right to comment to the institution and its regulator on the institution's Community Reinvestment Act performance and to review the institution's Community Reinvestment Act public file. Each lending institution must maintain for public inspection a file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities and any written comments from the public on its performance in meeting community credit needs. The Community Reinvestment Act requires public disclosure of a financial institution's written Community Reinvestment Act evaluations. This promotes enforcement of Community Reinvestment Act requirements by providing the public with the status of a particular institution's community reinvestment record.

The Gramm-Leach-Bliley Act made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual Community Reinvestment Act reports must be made available to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the Gramm-Leach-Bliley Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a satisfactory Community Reinvestment Act rating in its latest Community Reinvestment Act examination.

Consumer Protection Laws

The Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act and state law counterparts.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Anti-Terrorism Regulatory Matters

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act") requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls with respect to its private banking accounts involving foreign individuals and certain foreign banks; and (iii) to avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign banks that do not have a physical presence in any country. The USA PATRIOT Act also requires the Secretary of the Treasury to prescribe by regulation minimum standards that financial institutions must follow to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the USA PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials for success. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve and the reserve requirements on deposits. The nature and timing of any changes in such policies and their effect on Ameris cannot be known at this time.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our future operations. Banking legislation and regulations may limit our growth and the return to our investors by restricting certain of our activities.

In addition, capital requirements could be changed and have the effect of restricting our activities or requiring additional capital to be maintained. We cannot predict with certainty what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our business.

Federal Home Loan Bank System

Our Company has a correspondent relationship with the FHLB of Atlanta, which is one of 12 regional FHLBs that administer the home financing credit function of savings companies. Each FHLB serves as a reserve or central bank for its members within its assigned region. FHLBs are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system and make loans to members (i.e., advances) in accordance with policies and procedures, established by the Board of Directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

FHLB provides certain services to our Company such as processing checks and other items, buying and selling federal funds, handling money transfers and exchanges, shipping coin and currency, providing security and safekeeping of funds or other valuable items and furnishing limited management information and advice. As compensation for these services, our Company maintains certain balances with FHLB in interest-bearing accounts.

Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings companies and to contribute to low and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low and moderate-income housing projects.

Title 6 of the Gramm-Leach-Bliley Act, entitled the Federal Home Loan Bank System Modernization Act of 1999 (called the "FHLB Modernization Act"), amended the Federal Home Loan Bank Act to allow voluntary membership and modernized the capital structure and governance of the FHLBs. The capital structure established under the FHLB Modernization Act sets forth leverage and risk-based capital requirements based on permanence of capital. It also requires some minimum investment in the stock of the FHLBs of all member entities. Capital includes retained earnings and two forms of stock: Class A stock redeemable within six months upon written notice and Class B stock redeemable within five years upon written notice. The FHLB Modernization Act also reduced the period of time in which a member exiting the FHLB system must stay out of the system.

Real Estate Lending Evaluations

The federal regulators have adopted uniform standards for evaluations of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans. Our Company's loan policies establish limits on loan to value ratios that are equal to or less than those established in such regulations.

Commercial Real Estate Concentrations

Our lending operations may be subject to enhanced scrutiny by federal banking regulators based on our concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate ("CRE") lending concentrations. CRE loans generally include land development, construction loans, and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

- total reported loans for construction, land development and other land ("C&D") represent 100% or more of the institution's total capital; or
- total CRE loans represent 300% or more of the institution's total capital, and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more.

As of December 31, 2012, excluding covered assets, our C&D concentration as a percentage of capital totaled 40.9% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 155.9%. Including loans subject to loss-share agreements with the FDIC, the Company's C&D concentration as a percentage of capital totaled 66.1% and our CRE concentration, net of owner-occupied loans, as a percentage of capital totaled 236.7%.

Limitations on Incentive Compensation

The Dodd-Frank Act requires the federal banking regulators and other agencies, including the SEC, to issue regulations or guidelines requiring disclosure to the regulators of incentive-based compensation arrangements and to prohibit incentive-based compensation arrangements for directors, officers or employees that encourage inappropriate risks by providing excessive compensation, fees or benefits or that could lead to material financial loss to a financial institution. Proposed regulations for this purpose have been published, which are based upon the key principles that incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors and appropriate policies, procedures and monitoring. The proposed regulations are consistent with the Guidance on Sound Incentive Compensation Policies issued by the Federal Reserve, the FDIC and other regulators in June 2010.

As part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations will be reviewed, and the regulator's findings will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct any deficiencies.

Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Federal Reserve's monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the business and earnings of our Company cannot be known at this time.

Evolving Legislation and Regulatory Action

The Dodd-Frank Act was signed into law in 2010 and implements many new changes in the way financial and banking operations are regulated in the United States, including through the creation of a new resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions intended to strengthen the financial services sector. The Dodd-Frank Act provides for the creation of the Financial Stability Oversight Council ("FSOC"), which is charged with overseeing and coordinating the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. The Dodd-Frank Act also provides for the creation of the Consumer Financial Protection Bureau (the "CFPB"), a new consumer financial services regulator. The CFPB is authorized to prevent unfair, deceptive and abusive practices and ensure that consumers have access to markets for consumer financial products and services and that such markets are fair, transparent and competitive. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years, with the result that the overall financial impact on the Company and the Bank cannot be anticipated at this time.

In addition, from time to time, various other legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies, that may impact the Company or the Bank. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of Ameris in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company or the Bank could have a material effect on the business of the Company.

ITEM 1A. RISK FACTORS

An investment in our Common Stock is subject to risks inherent in our business. The material risks and uncertainties that management believes affect Ameris are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this Annual Report. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business operations. This Annual Report is qualified in its entirety by these risk factors.

If any of the following risks or uncertainties actually occurs, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Common Stock could decline significantly, and you could lose all or part of your investment.

RISKS RELATED TO OUR COMPANY AND INDUSTRY

Difficult market conditions have adversely affected the industry in which we operate.

The capital and credit markets have been experiencing volatility and disruption for over five years. Declines in the housing market over this period, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, as well as major commercial and investment banks. As a result of the broad based economic decline and the troubled economic conditions, financial institutions have pursued defensive strategies, including seeking additional capital.. In some cases, financial institutions that did not pursue defensive strategies or did not succeed in those strategies, have failed. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. Additionally, the market disruptions have increased the level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. We do not expect that the difficult conditions in the financial markets are likely to improve materially in the near future and are managing the Company with numerous defensive strategies. A worsening of the current conditions would exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

- Unreliable market conditions with significantly reduced real estate activity may adversely affect our ability to determine the fair value of the assets we hold. If we determine that a significant portion of our assets have values that are significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter during which such determination was made, our capital ratios would be affected and this may result in increased regulatory scrutiny.

- We may expect to face increased regulation of our industry, including as a result of the Dodd-Frank Act. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
- Market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for loan losses.
- Competition in the industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

Recent legislation and regulatory proposals in response to recent turmoil in the financial markets may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments and achieve satisfactory interest spreads.

The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, including new or revised regulation of such things as systemic risk, capital adequacy, deposit insurance assessments and consumer financial protection. In addition, the federal banking regulators have issued joint guidance on incentive compensation and the Treasury and the federal banking regulators have issued statements calling for higher capital and liquidity requirements for banking organizations. Complying with these and other new legislative or regulatory requirements, and any programs established thereunder, could have a material adverse impact on our results of operations, our financial condition and our ability to fill positions with the most qualified candidates available.

Our revenues are highly correlated to market interest rates.

Our assets and liabilities are primarily monetary in nature, and as a result, we are subject to significant risks tied to changes in interest rates. Our ability to operate profitably is largely dependent upon net interest income. In 2012, net interest income made up 75.4% of our recurring revenue. Unexpected movement in interest rates, that may or may not change the slope of the current yield curve, could cause our net interest margins to decrease, subsequently decreasing net interest income. In addition, such changes could materially adversely affect the valuation of our assets and liabilities.

At present our one-year interest rate sensitivity position is mildly liability sensitive, such that a gradual increase in interest rates during the next twelve months should have a slightly negative impact on net interest income during that period. However, as with most financial institutions, our results of operations are affected by changes in interest rates and our ability to manage this risk. The difference between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities may be affected by changes in market interest rates, changes in relationships between interest rate indices, and changes in the relationships between long-term and short-term market interest rates. In addition, the mix of assets and liabilities could change as varying levels of market interest rates might present our customer base with more attractive options.

Certain changes in interest rates, inflation, deflation or the financial markets could affect demand for our products and our ability to deliver products efficiently.

Loan originations, and potentially loan revenues, could be materially adversely impacted by sharply rising interest rates. Conversely, sharply falling rates could increase prepayments within our securities portfolio lowering interest earnings from those investments. An unanticipated increase in inflation could cause our operating costs related to salaries and benefits, technology and supplies to increase at a faster pace than revenues.

The fair market value of our securities portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations.

The downgrade of the U.S. credit rating and Europe's debt crisis could have a material adverse effect on our business, financial condition and liquidity.

Standard & Poor's lowered its long term sovereign credit rating on the United States of America from AAA to AA+ on August 5, 2011. A further downgrade or a downgrade by one or more other rating agencies could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any such adverse impact could have a material adverse effect on our liquidity, financial condition and results of operations.

In addition, the possibility that certain European Union ("EU") member states will default on their debt obligations has negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU's financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on our liquidity, financial condition and results of operations.

Our concentration of real estate loans subjects the Company to risks that could materially adversely affect our results of operations and financial condition.

The majority of our loan portfolio is secured by real estate. As the economy has deteriorated and depressed real estate values, the collateral value of the portfolio and the revenue stream from those loans has come under stress and has required additional provision to the allowance for loan losses. Our ability to dispose of foreclosed real estate and resolve credit quality issues is dependent on real estate activity and real estate prices, both of which have been unpredictable for more than five years.

Greater loan losses than expected may materially adversely affect our earnings.

We, as lenders, are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of business entities and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets.

We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for estimated loan losses based on a number of factors. We believe that our current allowance for loan losses is adequate. However, if our assumptions or judgments prove to be incorrect, the allowance for loan losses may not be sufficient to cover actual loan losses. We may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions.

Our business is highly correlated to local economic conditions in a geographically concentrated part of the United States.

Unlike larger organizations that are more geographically diversified, our banking offices are primarily concentrated in select markets in Georgia, Alabama, Florida and South Carolina. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. Deterioration in economic conditions in the markets we serve could result in one or more of the following:

- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

Our growth and financial performance may be negatively impacted if we are unable to successfully execute our growth plans.

Economic conditions and other factors, such as our ability to identify appropriate markets for expansion, our ability to recruit and retain qualified personnel, our ability to fund earning asset growth at a reasonable and profitable level, sufficient capital to support our growth initiatives, competitive factors and banking laws, will impact our success.

We may seek to supplement our internal growth through acquisitions. We cannot predict with certainty the number, size or timing of acquisitions, or whether any such acquisitions will occur at all. Our acquisition efforts have traditionally focused on targeted banking entities in markets in which we currently operate and markets in which we believe we can compete effectively. However, as consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. We may compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue making acquisitions, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

Generally, we must receive federal regulatory approval before we can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities. We cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We may also be required to sell banks or branches as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

In the past, we have utilized de novo branching in new and existing markets as a way to supplement our growth. De novo branching and any acquisition carry with it numerous risks, including the following:

- the inability to obtain all required regulatory approvals;
- significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;
- the inability to secure the services of qualified senior management;
- the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;
- economic downturns in the new market;
- the inability to obtain attractive locations within a new market at a reasonable cost; and
- the additional strain on management resources and internal systems and controls.

We have experienced to some extent many of these risks with our de novo branching to date.

We rely on dividends from the Bank for most of our revenue.

Ameris is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on the Common Stock and interest and principal on the Company's debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to service debt, pay obligations or pay dividends on the Common Stock and its business, financial condition and results of operations may be materially adversely affected. Consequently, cash-based activities, including further investments in or support of, the Bank could require borrowings or additional issuances of common or preferred stock.

We are subject to regulation by various federal and state entities.

We are subject to the regulations of the SEC, the Federal Reserve, the FDIC and the GDBF. New regulations issued by these agencies may adversely affect our ability to carry on our business activities. We are subject to various federal and state laws and certain changes in these laws and regulations may adversely affect our operations. Noncompliance with certain of these regulations may impact our business plans, including our ability to branch, offer certain products or execute existing or planned business strategies.

We are also subject to the accounting rules and regulations of the SEC and the Financial Accounting Standards Board. Changes in accounting rules could materially adversely affect the reported financial statements or our results of operations and may also require extraordinary efforts or additional costs to implement. Any of these laws or regulations may be modified or changed from time to time, and we cannot be assured that such modifications or changes will not adversely affect us.

We are subject to industry competition which may have an impact upon our success.

Our profitability depends on our ability to compete successfully. We operate in a highly competitive financial services environment. Certain competitors are larger and may have more resources than we do. We face competition in our regional market areas from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of our nonbank competitors are not subject to the same extensive regulations that govern us or our bank subsidiary and may have greater flexibility in competing for business.

Another competitive factor is that the financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. Our future success may depend, in part, on our ability to use technology competitively to provide products and services that provide convenience to customers and create additional efficiencies in our operations.

Changes in the policies of monetary authorities and other government action could materially adversely affect our profitability.

The results of our operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and current U.S. military operations and other instances of unrest around the world, we cannot predict with certainty possible future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the U.S. government and other governments in responding to such terrorist attacks or instances of unrest may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

We may need to rely on the financial markets to provide needed capital.

Our Common Stock is listed and traded on the NASDAQ Global Select Market ("NASDAQ"). Although we anticipate that our capital resources will be adequate for the foreseeable future to meet our capital requirements, at times we may depend on the liquidity of the NASDAQ market to raise equity capital. If the market should fail to operate, or if conditions in the capital markets are adverse, we may be constrained in raising capital. Downgrades in the opinions of the analysts that follow our Company may cause our stock price to fall and significantly limit our ability to access the markets for additional capital requirements. Should these risks materialize, our ability to further expand our operations through internal growth or acquisition may be limited.

We may invest or spend the proceeds in stock offerings in ways with which you may not agree and in ways that may not earn a profit.

We may choose to use the proceeds of future stock offerings for general corporate purposes, including for possible acquisition opportunities that may become available, such as future FDIC-assisted transactions. It is not known whether suitable acquisition opportunities may become available or whether we will be able to successfully complete any such acquisitions. We may use the proceeds of an offering only to focus on sustaining our organic, or internal, growth or for other purposes. In addition, we may use all or a portion of the proceeds of an offering to support our capital. You may not agree with the ways we decide to use the proceeds of any stock offerings, and our use of the proceeds may not yield any profits.

We face risks related to our operational, technological and organizational infrastructure.

Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure while we expand. Similar to other large corporations, in our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company's business and, in turn, the Company's financial condition and results of operations.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain accounts is highly dependent upon customer and other external perceptions of our business practices and our financial health. Adverse perceptions regarding our business practices or our financial health could damage our reputation in both the customer and funding markets, leading to difficulties in generating and maintaining accounts as well as in financing them. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse reputational impacts on third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

We may not be able to attract and retain skilled people.

The Company's success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities engaged in by the Company can be intense and the Company may not be able to hire people or to retain them. The unexpected loss of services of one or more of the Company's key personnel could have a material adverse impact on the Company's business because of their skills, knowledge of the Company's market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

The FDIC has imposed a special assessment on all FDIC-insured institutions, which decreased our earnings in prior years, and future special assessments could materially adversely affect our earnings in future periods.

In November 2009, the FDIC adopted a final rule levying a special assessment on insured institutions in order to facilitate the rebuilding of the Deposit Insurance Fund. During 2009, we were required to pay a special assessment totaling $1.1 million and also to prepay the assessments that would normally have been paid during 2010-2012. The FDIC has indicated that future special assessments are possible, although it has not determined the magnitude or timing of any future assessments. Any such future assessments will decrease our earnings.

RISKS RELATED TO FDIC-ASSISTED TRANSACTIONS

Our Company is subject to certain risks related to FDIC-assisted transactions.

The success of past FDIC-assisted transactions, including the acquisitions of AUB, USB, SCB, FBJ, TBC, DBT, OGB, HTB, CBG and MBT, and any FDIC-assisted transaction in which the Company may participate in the future will depend on a number of factors, including, but not limited to, the following:

- our ability to fully integrate, and to integrate successfully, the branches acquired into the Bank's operations;
- our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage interest-earning assets (loans) acquired in FDIC-assisted transactions;
- our ability to retain existing deposits and to generate new interest-earning assets in the geographic areas previously served by the acquired banks;
- our ability to effectively compete in new markets in which we did not previously have a presence;
- our success in deploying the cash received in the FDIC-assisted transactions into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;
- our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;
- our ability to retain and attract the appropriate personnel to staff the acquired branches; and
- our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as is often the case with FDIC-assisted transactions, there may be higher than average levels of service disruptions that would cause inconveniences or potentially increase the effectiveness of competing financial institutions in attracting our customers. Integrating the acquired branches would not be an operation of substantial size and expense that Ameris is not familiar with, but we anticipate unique challenges and opportunities because of the nature of the transaction. Integration efforts will also likely divert our management's attention and resources. It is not known whether we will be able to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the FDIC-assisted transactions. We may also encounter unexpected difficulties or costs during the integration that could materially adversely affect our earnings and financial condition, perhaps materially. Additionally, we may be unable to achieve results in the future similar to those achieved by our existing banking business, to compete effectively in the market areas previously served by the acquired branches or to manage any growth resulting from FDIC-assisted transactions effectively.

Our willingness and ability to grow the acquired branches following FDIC-assisted transactions depend on several factors, most importantly the ability to retain certain key personnel that we hire or transfer in connection with such transactions. Our failure to retain these employees could adversely affect the success of such transactions and our future growth.

We engage in acquisitions of other businesses from time to time, including FDIC-assisted acquisitions. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

When appropriate opportunities arise, we will engage in acquisitions of other businesses. Difficulty in integrating an acquired business or company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence or other anticipated benefits from any acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. We will likely need to make additional investments in equipment and personnel to manage higher asset levels and loan balances as a result of any significant acquisition, which may materially adversely impact our earnings. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

In evaluating potential acquisition opportunities, we may seek to acquire failed banks through FDIC-assisted transactions. While the FDIC may, in such transactions, provide assistance to mitigate certain risks, such as sharing in exposure to loan losses, and providing indemnification against certain liabilities, of the failed institution, we may not be able to accurately estimate our potential exposure to loan losses and other potential liabilities, or the difficulty of integration, in acquiring such institution.

Depending on the condition of any institution that we may acquire, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to bid on failed bank transactions on terms we consider to be acceptable.

Our near-term business strategy includes consideration of potential acquisitions of failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss-sharing arrangements with the FDIC that limit the acquirer's downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the nondeposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive, and the increased competition may make it more difficult for us to bid on terms we consider to be acceptable.

Changes in national and local economic conditions could lead to higher loan charge-offs in connection with past FDIC-assisted transactions, all of which may not be supported by loss-sharing agreements with the FDIC.

Although loan portfolios acquired in past FDIC-assisted transactions have initially been accounted for at fair value, we do not yet know whether the loans we acquired will become impaired, and impairment may result in additional charge-offs to the portfolio. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs that we make to our loan portfolio, and, consequently, reduce our net income, and may also increase the level of charge-offs on the loan portfolios that we have acquired such acquisitions and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Although we have entered into loss-sharing agreements with the FDIC which provide that a significant portion of losses related to specified loan portfolios that we have acquired in connection with the FDIC-assisted transactions will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those specified loan portfolios. Additionally, the loss-sharing agreements have limited terms; therefore, any charge-off of related losses that we experience after the term of the loss-sharing agreements will not be reimbursable by the FDIC and will negatively impact our net income. The loss-sharing agreements also impose standard requirements on us which must be satisfied in order to retain loss share protections.

RISKS RELATED TO OUR COMMON STOCK

The price of our Common Stock is volatile and may decline.

The trading price of our Common Stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our Common Stock. Among the factors that could affect our stock price are:

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- actions by institutional shareholders;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- proposed or adopted regulatory changes or developments;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

Securities issued by us, including our Common Stock, are not FDIC insured.

Securities issued by us, including our Common Stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Deposit Insurance Fund or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate with certainty the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

You may not receive dividends on the Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. During 2008 and in response to anticipated increases in corporate risks, our Board reduced our dividend from $0.56 per common share annually to $0.20 per common share annually. During 2009, the Board took further action, replacing the cash dividend with stock dividends, and in 2010, the Board suspended the stock dividends.

Sales of a significant number of shares of our Common Stock in the public markets, or the perception of such sales, could depress the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public markets and the availability of those shares for sale could adversely affect the market price of our Common Stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing shareholders and could cause the market price of our Common Stock to decline. We may issue such additional equity or convertible securities to raise additional capital. Depending on the amount offered and the levels at which we offer the stock, issuances of common or preferred stock could be substantially dilutive to shareholders of our Common Stock. Moreover, to the extent that we issue restricted stock, phantom shares, stock appreciation rights, options or warrants to purchase our Common Stock in the future and those stock appreciation rights, options or warrants are exercised or as shares of the restricted stock vest, our shareholders may experience further dilution. Holders of our shares of Common Stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. We cannot predict with certainty the effect that future sales of our Common Stock would have on the market price of our Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's corporate headquarters is located at 310 First St. SE, Moultrie, Georgia 31768. The Company occupies approximately 6,300 square feet at this location plus an additional 37,248 square feet used for support services for banking operations, including credit, sales and operational support, as well as audit and loan review services. In addition to its corporate headquarters, Ameris operates 66 office or branch locations, of which 54 are owned and 12 are subject to either building or ground leases, and seven mortgage production offices, all of which are subject to building leases. At December 31, 2012, there were no significant encumbrances on the offices, equipment or other operational facilities owned by Ameris and the Bank.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and the Bank are parties to legal proceedings arising in the ordinary course of our business operations. Management, after consultation with legal counsel, does not anticipate that current litigation will have a material adverse effect on the Company's financial position or results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of Common Stock

The Common Stock is listed on the NASDAQ under the symbol "ABCB". The following table sets forth: (i) the high and low sales prices for the Common Stock as quoted on NASDAQ during 2012 and 2011, as adjusted for stock dividends; and (ii) the amount of quarterly dividends declared on the Common Stock during the periods indicated. The high and low sales prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Quarter Ended 2012	High	Low	Dividend
March 31	$ 13.32	$10.34	-
June 30	13.40	10.88	-
September 30	12.88	11.27	-
December 31	12.71	10.50	-

Quarter Ended 2011	High	Low	Dividend
March 31	$ 11.20	$9.15	-
June 30	10.25	8.49	-
September 30	10.36	8.31	-
December 31	10.98	8.51	-

Dividends

The amount of and nature of any dividends declared on our Common Stock in the future will be determined by our Board of Directors in their sole discretion. During 2008, the Board reduced our dividend rate from $0.56 per share of Common Stock annually to $0.20 per share annually. Beginning with the third quarter of 2009, the Board also replaced our cash dividend with a stock dividend, and during 2010, the stock dividend was suspended as well. Should the Board determine to declare a cash dividend in the future, the Company would be required to comply with the restrictions on the payment of dividends in respect of the Common Stock discussed in the section of Part I, Item 1 of this Annual Report captioned "Payment of Dividends and Other Restrictions."

Holders of Common Stock

As of February 19, 2013, there were approximately 2,265 holders of record of the Common Stock. The Company believes a portion of Common Stock outstanding is held either in nominee name or street name brokerage accounts; therefore, the Company is unable to determine the number of beneficial owners of the Common Stock.

Performance Graph

Set forth below is a line graph comparing the change in the cumulative total shareholder return on the Common Stock against the cumulative return of the NASDAQ Stock Market (U.S. Companies) index and the index of NASDAQ Bank Stocks for the five-year period commencing December 31, 2007, and ending December 31, 2012. This line graph assumes an investment of $100 on December 31, 2007, and reinvestment of dividends and other distributions to shareholders.



Total Return Performance
Ameris Bancorp
NASDAQ Stock Market (US Companies)
NASDAQ BANK
Index Value
150
125
100
75
50
25
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Pursuant to the regulations of the SEC, this performance graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information for Ameris. The data set forth below is derived from the audited consolidated financial statements of Ameris. The FDIC-assisted transactions completed between 2009 and 2012 significantly affected the comparability of selected financial data. Specifically, since these acquisitions were accounted for using the purchase method, the assets of the acquired institutions were recorded at their fair values, the excess purchase price over the net fair value of the assets was recorded as goodwill and the results of operations for the business have been included in the Company's results since the respective dates these acquisitions were completed. Accordingly, the level of our assets and liabilities and our results of operations for these acquisitions have significantly affected the Company's financial position and results of operations. Discussion of these acquisitions can be found in the "Corporate Restructuring and Business Combinations" section of Part I, Item 1. of this Annual Report and in Note 2, "Assets Acquired in FDIC-Assisted Acquisitions," in the Notes to Consolidated Financial Statements. The selected financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands, Except Per Share Data)				
Selected Balance Sheet Data:					
Total assets	$ 3,019,052	$ 2,994,307	$ 2,972,168	$ 2,423,970	$ 2,407,090
Total legacy loans, gross	1,450,635	1,332,086	1,374,757	1,584,359	1,695,777
Covered assets (loans and OREO)	595,985	650,106	609,922	146,585	-
Investment securities available for sale	346,909	339,967	322,581	245,556	367,894
FDIC loss-share receivable	159,724	242,394	177,187	45,840	-
Total deposits	2,624,663	2,591,566	2,535,426	2,123,116	2,013,525
Stockholders' equity	279,017	293,770	273,407	194,964	239,359
Selected Income Statement Data:					
Interest income	$ 129,479	$ 141,071	$ 119,071	$ 114,573	$ 129,008
Interest expense	15,074	27,547	29,794	40,550	56,343
Net interest income	114,405	113,524	89,277	74,023	72,665
Provision for loan losses	31,089	32,729	50,521	42,068	35,030
Other income	57,874	52,807	35,248	58,353	19,149
Other expenses	119,470	101,953	81,188	124,800	62,753
Income/(loss) before income taxes	21,720	31,649	(7,184)	(34,492)	(5,969)
Income tax expense/(benefit)	7,285	10,556	(3,195)	7,297	(2,053)
Net income/(loss)	$ 14,435	$ 21,093	$ (3,989)	$ (41,789)	$ (3,916)
Preferred stock dividends	3,577	3,241	3,213	3,161	328
Net income/(loss) available to common shareholders	$ 10,858	$ 17,852	$ (7,202)	$ (44,950)	$ (4,244)
Per Share Data:					
Net income/(loss) – basic	$ 0.46	$ 0.76	$ (0.35)	$ (3.27)	$ (0.31)
Net income/(loss) – diluted	0.46	0.76	(0.35)	(3.27)	(0.31)
Common book value	10.56	10.23	9.44	10.52	14.06
Common dividends – cash	-	-	-	.10	0.38
Common dividends – stock	-	-	3 for 157	2 for 130	-

	Year Ended December 31,				
	2012	2011	2010	2009	208
	(Dollars in Thousands, Except Per Share Data)				
Profitability Ratios:					
Net income (loss) to average total assets	0.49%	0.60%	(0.37)%	(0.52)%	(0.19)%
Net income (loss) to average common stockholders' equity	5.99	7.21	(4.44)	(6.25)	(2.22)
Net interest margin	4.60	4.57	4.11	3.52	3.65
Efficiency ratio	69.35	61.30	65.20	74.61	68.35
Loan Quality Ratios:					
Net charge-offs to average loans*	2.76%	2.23%	3.33%	2.77%	1.36%
Allowance for loan losses to total loans *	1.63	2.64	2.52	2.26	2.33
Nonperforming assets to total loans and OREO*	5.28	8.76	8.38	6.87	4.13
Liquidity Ratios:					
Loans to total deposits*	55.27%	51.40%	54.22%	74.62%	84.22%
Average loans to average earnings assets	77.83	76.72	76.50	79.26	82.32
Noninterest-bearing deposits to total deposits	19.46	15.26	11.91	11.16	10.36
Capital Adequacy Ratios:					
Stockholders' equity to total assets	9.24%	9.81%	9.20%	8.04%	7.91%
Common stock dividend payout ratio	NM	NM	NM	NM	NM

* Excludes covered assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 2012, the Company reported net income available to common shareholders of approximately $10.9 million, or $0.46 per share, compared to $17.9 million, or $0.76 per share, in 2011. The Company's net income as a percentage of average assets for 2012 and 2011 was 0.49% and 0.71%, respectively, while the Company's net income as a percentage of average shareholders' equity was 6.00% and 8.52%, respectively.

Highlights of the Company's performance in 2012 include the following:

- The Company participated in two FDIC-assisted acquisitions during 2012. These transactions resulted in after-tax gains of $13.0 million, representing the difference between the fair values of the assets acquired and the liabilities assumed. The Company received cash payments of $31.9 million and $138.7 million from the FDIC to settle the acquisitions.
- Nonperforming assets decreased approximately $38.8 million, or 33.0%, to $78.7 million during 2012. Non-accrual legacy loans declined approximately $31.9 million and legacy OREO decreased $6.8 million. The Company's bulk sale of nonperforming assets in the first quarter of 2012 reduced nonperforming loans by approximately $16.1 million, OREO by $13.3 million and classified accruing loans by $1.8 million.
- Total credit costs for the year ended December 31, 2012 decreased approximately $3.9 million, or 6.6%, compared to 2011. Credit costs include the loan loss provision, losses on the sale of problem loans or OREO and legal costs associated with problem loans or OREO. Provision for loan loss expense for the full year 2012 amounted to approximately $31.1 million, compared to $32.7 million for 2011.
- Tangible common equity to tangible assets increased from 7.99% at December 31, 2011 to 8.20% at December 31, 2012. Tangible common book value per share increased 3.0% from $10.06 at December 31, 2011 to $10.39 at December 31, 2012.
- Total assets were relatively unchanged during 2012, ending the year at $3.0 billion. During 2012, cash flows from covered assets (including loans, OREO and the indemnification asset from FDIC-assisted acquisitions) were used to grow traditional earning assets. As such, the Company reduced covered assets by approximately $136.8 million and grew legacy loans and investment securities by $159.7 million during 2012.
- The Company's net interest margin increased slightly to 4.60% in 2012, from 4.57% in 2011. Lower yields on most earning asset classes were offset by lower funding costs. Deposit costs, the Company's largest funding expense, declined from 0.98% in 2011 to 0.51% in 2012, due to shifts in the deposit mix.
- The Company repurchased 24,000 of the 52,000 Preferred Shares originally issued to the Treasury under TARP in November 2008. The reduction in the number of Preferred Shares outstanding will reduce the preferred stock dividends payable by the Company, positively impacting future financial results.

CRITICAL ACCOUNTING POLICIES

Ameris has established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America ("GAAP") in the preparation of our financial statements. Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by Ameris represent critical accounting policies.

Allowance for Loan Losses

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses inherent in the Company's loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of subjective environmental factors and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Considering current information and events regarding a borrower's ability to repay its obligations, management considers a loan to be impaired when the ultimate collectability of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or if the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses. An improving economy could result in the expansion of businesses and creation of jobs which would positively affect our loan growth and improve our gross revenue stream. Conversely, certain factors could result from an expanding economy which could increase our credit costs and adversely impact our net earnings. A significant rapid rise in interest rates could create higher borrowing costs and shrinking corporate profits which could have a material impact on a borrower's ability to pay. We will continue to concentrate on maintaining a high quality loan portfolio through strict administration of our loan policy.

Another factor that we have considered in the determination of the allowance for loan losses is loan concentrations to individual borrowers or industries. At December 31, 2012, we had one non-covered loan that exceeded our in-house credit limit of $7.5 million. Total exposure resulting from this loan is $7.7 million. Additional disclosure concerning the Company's largest loan relationships is provided below.

A substantial portion of our loan portfolio is in the commercial real estate and residential real estate sectors. Those loans are secured by real estate in our primary market areas. A substantial portion of OREO is located in those same markets. Therefore, the ultimate collectability of a substantial portion of our loan portfolio and the recoverability of a substantial portion of the carrying amount of OREO are susceptible to changes to market conditions in our primary market area.

Fair Value Accounting Estimates

GAAP requires the use of fair values in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. The most significant include impaired loans, OREO, and the net assets acquired in business combinations. Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, we determine fair values utilizing estimates, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions. In most cases, these specific parameters require a significant amount of judgment by management. At December 31, 2012, the percentage of the Company's assets measured at fair value was 36%. See Note 19, "Fair Value of Financial Instruments," in the Notes to Consolidated Financial Statements herein for additional disclosures regarding the fair value of our assets and liabilities.

When a loan is considered impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. In addition, foreclosed assets are carried at the net realizable value, following foreclosure. The Company's impaired loans and foreclosed property are concentrated in markets and areas where the determination of fair value through market research (recent sales and/or qualified appraisals) is difficult. Accordingly, the determination of fair value in the current environment is difficult and more subjective than it would be in traditionally stable real estate environments. Although management believes its processes for determining the value of these assets are appropriate and allow Ameris to arrive at a fair value, the processes require management judgment and assumptions and the value of such assets at the time they are revalued or divested may be different from management's determination of fair value.

Business Combinations

Assets purchased and liabilities assumed in a business combination are recorded at their fair value. The fair value of a loan portfolio acquired in a business combination requires greater levels of management estimates and judgment than the remainder of purchased assets or assumed liabilities. On the date of acquisition, when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges and adjusted accretable yield which will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

Income Taxes

GAAP requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 13, "Income Taxes," in the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as gains on FDIC-assisted transactions and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. To the extent we establish a valuation allowance or adjust this allowance in a period, we must include an expense within the tax provisions in the statement of income.

We have recorded on our consolidated balance sheet net deferred tax liabilities of $9.5 million as of December 31, 2012. Deferred gains on FDIC-assisted transactions represent the Company's largest deferred tax liability, totaling $17.3 million. Allowances for loan losses associated with loans where no loss has yet been recorded for tax purposes represent the Company's largest deferred tax asset, totaling $8.3 million.

Long-Lived Assets, Including Intangibles

During 2010, the Bank recorded new goodwill totaling $956,000 related to the acquisition of TBC. No goodwill was expensed or amortized during 2012 or 2011 in accordance with GAAP. At December 31, 2012, the Company's balance of intangible assets totaled $3.0 million and is being amortized over its previously determined useful life. During 2012, the Bank recorded new core deposit intangibles totaling $1.1 million in the acquisition of CBG. The Bank recorded new core deposit intangibles totaling $1.7 million related to the acquisitions of SCB, FBJ, TBC and DBT during 2010.

NET INCOME/(LOSS) AND EARNINGS PER SHARE

The Company's net income available to common shareholders during 2012 was approximately $10.9 million, or $0.46 per diluted share, compared to $17.9 million, or $0.76 per diluted share, in 2011, and compared to a net loss available to common shareholders during 2010 of $7.2 million, or $0.35 per diluted share.

For the fourth quarter of 2012, the Company recorded net income available to common shareholders of approximately $3.6 million, or $0.15 per diluted share, compared to$322,000, or $0.01 per diluted share, for the quarter ended December 31, 2011, and $1.1 million, or $0.04 per diluted share, for the quarter ended December 31, 2010.

EARNING ASSETS AND LIABILITIES

Average earning assets in 2012 were almost unchanged at approximately $2.50 billion. The earning asset and interest-bearing liability mix is regularly monitored to maximize the net interest margin and, therefore, increase return on assets and shareholders' equity.

The following statistical information should be read in conjunction with the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements and related notes included elsewhere in this Annual Report and in the documents incorporated herein by reference.

The following tables set forth the amount of our interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin on average interest-earning assets. Federally tax-exempt income is presented on a taxable-equivalent basis assuming a 35% federal tax rate.

	Year Ended December 31,								
	2012			2011			2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate Paid	Average Balance	Interest Income/ Expense	Average Yield/ Rate Paid	Average Balance	Interest Income/ Expense	Average Yield/ Rate Paid
	(Dollars in Thousands)								
ASSETS									
Interest-earning assets:									
Loans	$ 1,975,863	$ 119,420	6.04%	$ 1,919,276	$ 129,044	6.72%	$ 1,686,162	$ 108,315	6.42%
Investment securities	369,734	10,241	2.77	338,736	12,277	3.62	259,652	11,691	4.50
Short-term assets	155,501	444	0.29	243,615	655	0.27	258,366	551	0.21
Total interest-earning assets	2,501,098	130,105	5.20	2,501,627	141,976	5.68	2,204,180	120,557	5.47
Non-interest earning assets	470,862			464,172			288,116		
Total assets	$ 2,971,960			$ 2,965,799			$ 2,492,296		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings and interest-bearing demand deposits	$ 1,320,188	$ 4,556	0.35%	$ 1,233,346	$ 9,310	0.75%	$ 1,005,240	$ 10,601	1.05%
Time deposits	830,541	8,771	1.06	1,013,817	16,196	1.60	905,418	18,046	1.99
Other borrowings	26,563	155	0.58	22,275	168	0.75	28,368	186	0.66
FHLB advances	3,635	110	3.03	18,008	460	2.55	7,738	82	1.06
Subordinated deferrable interest debentures	42,269	1,482	3.51	42,269	1,413	3.34	42,269	879	2.08
Total interest-bearing liabilities	2,223,196	15,074	0.68	2,329,715	27,547	1.18	1,989,033	29,794	1.50
Demand deposits	447,111			344,021			242,533		
Other liabilities	8,253			9,540			17,881		
Stockholders' equity	293,400			282,523			242,849		
Total liabilities and stockholders' equity	$ 2,971,960			$ 2,965,799			$ 2,492,296		
Interest rate spread			4.52%			4.50%			3.97%
Net interest income		$ 115,031			$ 114,429			$ 90,763	
Net interest margin			4.60%			4.57%			4.12%

RESULTS OF OPERATIONS

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. Net interest income is the largest component of our income and is affected by the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Our interest-earning assets include loans, investment securities, interest-bearing deposits in banks and federal funds sold. Our interest-bearing liabilities include deposits, other short-term borrowings, FHLB advances and subordinated debentures.

2012 compared to 2011. For the year ended December 31, 2012, interest income was $129.5 million, a decrease of $11.6 million, or 8.2%, compared to the same period in 2011. Average earning assets of $2.50 billion for the year ended December 31, 2012 were relatively unchanged from December 31, 2011. Yield on average earning assets on a taxable equivalent basis decreased during 2012 to 5.20% compared to 5.68% for the year ended December 31, 2011. However, lower yields on most earning assets have been offset by lower funding costs.

Interest expense on deposits and other borrowings for the year ended December 31, 2012 was $15.1 million, compared to $27.5 million for the year ended December 31, 2011. The Company's funding mix continued to improve during 2012, leading to significant savings in cost of funds. During 2012, average non-interest bearing accounts amounted to $447.1 million and comprised 17.2% of average total deposits compared to $344.0 million, or 13.3% of average total deposits during 2011. Average balances of time deposits amounted to $830.5 million and comprised 32.0% of average total deposits during 2012 compared to $1.01 billion, or 39.1%, of average total deposits during 2011. This shift of balances from higher cost time deposits into non-interest bearing accounts helped reduce the cost of average interest-bearing liabilities from 1.18% in 2011 to 0.68% in 2012.

On a taxable-equivalent basis, net interest income for 2012 was $115.0 million compared to $114.4 million in 2011, an increase of $596,000, or 0.5%. The Company's net interest margin, on a tax equivalent basis, increased to 4.60% for the year ended December 31, 2012, compared to 4.57% for the year ended December 31, 2011.

2011 compared to 2010. For the year ended December 31, 2011, interest income was $141.1 million, an increase of $22.0 million, or 18.5%, compared to the same period in 2010. Average earning assets increased $297.4 million, or 13.49%, to $2.50 billion for the year ended December 31, 2011, compared to $2.20 billion as of December 31, 2010. Yield on average earning assets on a taxable equivalent basis increased during 2011 to 5.68% compared to 5.47% for the year ended December 31, 2010. Higher yields on covered loans offset the lower yield on investment securities.

Interest expense on deposits and other borrowings for the year ended December 31, 2011 was $27.5 million, compared to $29.8 million for the year ended December 31, 2010. The Company's funding mix improved during 2011, leading to significant savings in cost of funds. During 2011, average non-interest bearing accounts amounted to $344.0 million and comprised 13.3% of average total deposits compared to $242.5 million, or 11.3% of average total deposits during 2010. Average balances of time deposits amounted to $1.01 billion and comprised 39.1% of average total deposits during 2011 compared to $905.4 million, or 42.1%, of average total deposits during 2010. This shift of balances from higher cost time deposits into non-interest bearing accounts helped reduce the cost of average interest-bearing liabilities from 1.50% in 2010 to 1.18% in 2011.

On a taxable-equivalent basis, net interest income for 2011 was $114.4 million compared to $90.8 million in 2010, an increase of $23.7 million, or 26.1%. The Company's net interest margin, on a tax equivalent basis, increased to 4.57% for the year ended December 31, 2011, compared to 4.11% for the year ended December 31, 2010.

	2012 vs. 2011			2011 vs. 2010		
	Increase	Changes Due To		Increase	Changes Due to	
	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Increase (decrease) in:						
Income from earning assets:						
Interest and fees on loans	$ (9,624)	$ (13,429)	$ 3,805	$ 20,729	$ 5,754	$14,975
Interest on securities:	(2,036)	(3,159)	1,123	586	(2,975)	3,561
Short-term assets	(211)	26	(237)	104	135	(31)
Total interest income	(11,871)	(16,562)	4,691	21,419	2,914	18,505
Expense from interest-bearing liabilities:						
Interest on savings and interest-bearing demand deposits	(4,754)	(5,410)	656	(1,291)	(3,697)	2,406
Interest on time deposits	(7,425)	(4,497)	(2,928)	(1,852)	(4,013)	2,161
Interest on other borrowings	(13)	(45)	32	(19)	21	(40)
Interest on FHLB advances	(350)	17	(367)	378	269	109
Interest on trust preferred securities	69	69	-	531	531	-
Total interest expense	(12,473)	(9,866)	(2,607)	(2,253)	(6,889)	4,636
Net interest income	$ 602	$ (6,696)	$ 7,298	$ 23,672	$ 9,803	$13,869

Provision for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The provision for loan losses is based on management's evaluation of the size and composition of the loan portfolio, the level of non-performing and past due loans, historical trends of charged-off loans and recoveries, prevailing economic conditions and other factors management deems appropriate. As these factors change, the level of loan loss provision may change.

The Company's provision for loan losses during 2012 amounted to $31.1 million, compared to $32.7 million for 2011 and $50.5 million in 2010. Net charge-offs in 2012 were 2.76% of average loans, excluding the loans covered in the FDIC-loss sharing agreements, compared to 2.23% in 2011 and 3.33% in 2010.

At December 31, 2012, non-performing assets, excluding assets covered in the FDIC-loss sharing agreements, amounted to $78.7 million, or 2.61% of total assets, compared to 4.05% at December 31, 2011. Legacy other real estate was approximately $39.9 million as of December 31, 2012, reflecting a 14.6% decrease from the $46.7 million reported at December 31, 2011. The Company's allowance for loan losses at December 31, 2012 was $23.6 million, or 1.63% of non-covered loans, compared to $35.2 million, or 2.64%, and $34.6 million, or 2.52%, at December 31, 2011 and 2010, respectively.

Non-Interest Income

Following is a comparison of non-interest income for 2012, 2011 and 2010.

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Service charges on deposit accounts	$ 19,576	$ 18,081	$ 15,143
Mortgage banking activities	12,989	2,971	2,748
Other service charges, commissions and fees	1,431	1,247	805
Gain on sales of securities	322	238	200
Gain on acquisitions	20,037	26,867	14,651
Other income	3,519	3,403	1,701
	$ 57,874	$ 52,807	$ 35,248

2012 compared to 2011. Total non-interest income in 2012 was $57.9 million, compared to $52.8 million in 2011, an increase of $5.1 million. The majority of the increase in non-interest income relates to a $10.0 million increase in mortgage banking activity and a $1.5 million increase in service charges on deposit accounts, partially offset by the $6.8 million decrease in gains realized on the FDIC-assisted transactions. In determining the gain from these transactions, the Company evaluated the fair value of the assets acquired and the liabilities assumed. Because the Company's bid to acquire the assets included discounts totaling $33.9 million in 2012 and because the anticipated losses were covered by loss-sharing agreements with the FDIC, Ameris determined that the fair value of the assets acquired exceeded the liabilities assumed.

Income from mortgage banking activities increased substantially during 2012, from $3.0 million in 2011 to $13.0 million in 2012. The Company's efforts to grow the line of business through the addition of new producers and new services were successful. The Company anticipates continued growth in mortgage banking revenues due to recent recruiting efforts and further implementation of new services within the mortgage banking industry.

Service charges on deposit accounts increased 8.3% in 2012, from $18.1 million in 2011, to $19.6 million in 2012. This growth is the result of deposit growth from FDIC-assisted acquisitions, as well as strong internal growth in transaction accounts.

2011 compared to 2010. Total non-interest income in 2011 was $52.8 million compared to $35.2 million in 2010, an increase of $17.6 million. The majority of the increase in non-interest income is the $12.2 million increase in gains realized on the FDIC-assisted transactions. In determining the gain from these transactions, the Company evaluated the fair value of the assets acquired and the liabilities assumed. Because the Company's bid to acquire the assets included discounts totaling $56.0 million in 2011 and because the anticipated losses were covered by loss-sharing agreements with the FDIC, Ameris determined that the fair value of the assets acquired exceeded the liabilities assumed.

Service charges on deposit accounts represent the largest component of recurring non-interest income. In 2011, excluding gains on securities and on acquisitions, service charges were 70% of total non-interest income, compared to 74% in 2010. The increase in service charges was due to the increased number of deposit accounts as a result of the FDIC-assisted transactions. Mortgage banking activities increased as the Company hired new mortgage producers to expand its mortgage banking business.

Non-Interest Expense

Following is a comparison of non-interest expense for 2012, 2011 and 2010.

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Salaries and employee benefits	$ 53,122	$ 40,210	$ 31,918
Equipment and occupancy	13,208	11,390	8,212
Amortization of intangible assets	1,360	1,011	999
Data processing and communication costs	10,683	10,315	7,644
Advertising and public relations	1,622	722	566
Postage & delivery	1,061	1,528	1,248
Printing & supplies	1,460	1,312	924
Legal fees	721	311	647
Other professional fees	1,925	1,493	1,116
Directors fees	475	19	150
FDIC assessments	1,489	4,537	5,133
OREO and problem loan expenses	22,416	22,448	16,412
Other expense	9,928	6,657	6,219
	$119,470	$101,953	$ 81,188

2012 compared to 2011. Operating expenses increased from $102.0 million in 2011 to $119.5 million in 2012. Expenses related to the Company's growing mortgage banking business were $7.3 million during 2012 and account for 41.4% of the total increase in operating expenses. These expenses are included in the categories listed in the table above, such as salaries and employee benefits, equipment and occupancy and data processing and communication costs. Salaries and employee benefits increased 32.1% from $40.2 million in 2011 to $53.1 million in 2012. During 2012, the Company reinstated various employee and board benefits that had been suspended in prior years.

Equipment and occupancy expense increased 16.0% from $11.4 million in 2011 to $13.2 million in 2012. This increase is due to the growth in personnel and branch locations as a result of recent FDIC-assisted transactions, as well as the growth in the mortgage banking business. Advertising and public relations increased $900,000 during 2012, as the Company incurred these costs to support various revenue and growth strategies throughout the year. The $3.0 million decrease in FDIC assessments is due to a fourth quarter true-up of the prepaid FDIC insurance premiums.

During the fourth quarter of 2012, the Company announced a major restructuring effort aimed at reducing core operating expenses in future periods. These plans included lower headcount in both the retail bank and corporate functions and the closing of thirteen branches in 2013. The Company recorded $2.1 million in restructuring charges in the fourth quarter of 2012 related to these activities.

2011 compared to 2010. Operating expenses increased from $81.2 million in 2010 to $102.0 million in 2011. Salaries and employee benefits increased 26.0% from $31.9 million in 2010 to $40.2 million in 2011. Equipment and occupancy expense increased 38.7% from $8.2 million in 2010 to $11.4 million in 2011. Both of these increases are due to the growth in personnel and branch locations as a result of recent FDIC-assisted transactions. During the fourth quarter of 2010, the Company completed three acquisitions with assets totaling $658.1 million. Because these occurred late in 2010, the additional expense associated with these acquisitions, as well as the two acquisitions completed in July 2011, skew the growth in operating expenses. Expressed as a percentage of average assets, total operating expense net of credit related and non-recurring merger costs in 2011 was 2.62%, only a slight increase from 2.55% reported in 2010.

Data processing and telecommunications expense increased during 2011 to $10.3 million, an increase of 34.9% compared to the $7.6 million reported in 2010. During 2011, the Company had approximately $1.6 million of non-recurring charges associated with the conversion of core operating systems of acquired banks. Excluding these amounts, data processing expense would have increased a more reasonable $1.1 million, or 13.9%, during 2011.

Problem loan and OREO expenses increased $6.0 million in 2011, as the level of OREO and problem loans remained elevated throughout the year. Excluding credit related expenses, total operating expenses were $79.5 million for the year ended December 31, 2011, compared to $64.8 million for 2010.

Income Taxes

Federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income and the amount of non-deductible expenses. For the year ended December 31, 2012, the Company recorded income tax expense of approximately $7.3 million, compared to $10.6 million recorded in 2011. This compares to an income tax benefit of $3.2 million for the year ended December 31, 2010. The Company's effective tax rate was 34%, 33% and 44% for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's higher effective tax rate for 2010 was due to the impact of tax-exempt income compared to total taxable income for the year.

BALANCE SHEET COMPARISON

LOANS

Management believes that our loan portfolio is adequately diversified. The loan portfolio contains no foreign loans or significant concentrations in any one industry. As of December 31, 2012, approximately 82.2% of our loan portfolio was secured by real estate. The amount of legacy loans outstanding at the indicated dates is shown in the following table according to type of loans.

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Commercial, financial & agricultural	$ 174,217	$ 142,960	$ 142,312	$ 169,280	$ 184,187
Real estate – construction & development	114,199	130,270	162,594	234,403	342,161
Real estate – commercial & farmland	732,322	672,765	683,974	749,029	718,821
Real estate – residential	346,480	330,727	344,830	380,080	395,372
Consumer installment loans	40,178	37,296	34,293	40,984	47,160
Other	43,239	18,068	6,754	10,583	8,076
	1,450,635	1,332,086	1,374,757	1,584,359	1,695,777
Less allowance for possible loan losses	23,593	35,156	34,576	35,762	39,652
Loans, net	$ 1,427,042	$ 1,296,930	$ 1,340,181	$ 1,548,597	$ 1,656,125

The following table provides additional disclosure on the various loan types comprising the subgroup "Real estate – commercial & farmland" at December 31, 2012 (in thousands):

	Outstanding Balance	Average Maturity (Months)	Average Rate	% non-accrual
Owner-Occupied	$ 297,406	40	5.98%	1.01%
Farmland	118,695	28	6.22%	0.51%
Apartments	54,039	43	5.64%	-
Hotels / Motels	29,352	34	5.51%	2.16%
Auto Dealers	7,129	20	5.48%	17.91%
Offices / Office Buildings	68,783	38	5.75%	4.29%
Strip Centers (Anchored & Non-Anchored)	39,040	40	5.27%	1.21%
Convenience Stores	5,383	24	6.28%	-
Retail Properties	63,420	33	5.91%	2.12%
Warehouse Properties	43,157	38	6.05%	3.21%
All Other	5,918	18	6.78%	2.41%
	$ 732,322	34	6.07%	1.62%

Assets Covered by Loss-Sharing Agreements with the FDIC - Loans that were acquired in FDIC-assisted transactions that are covered by the loss-sharing agreements with the FDIC ("covered loans") totaling $507.7 million and $571.5 million at December 31, 2012 and 2011, respectively, are not included in the preceding table. OREO that is covered by the loss-sharing agreements with the FDIC totaled $88.3 million and $78.6 million at December 31, 2012 and 2011, respectively. The loss-sharing agreements are subject to the servicing procedures as specified in the agreements with the FDIC. The expected reimbursements under the loss-sharing agreements were recorded as an indemnification asset at their estimated fair value at the respective acquisition dates. The FDIC loss-share receivable reported at December 31, 2012 and 2011 was $159.7 million and $242.4 million, respectively.

The Company recorded the loans at their fair values, taking into consideration certain credit quality, risk and liquidity marks. The Company is confident in its estimation of credit risk and its adjustments to the carrying balances of the acquired loans. If the Company determines that a loan or group of loans has deteriorated from its initial assessment of fair value, a reserve for loan losses will be established to account for that difference. For the years ended December 31, 2012, 2011 and 2010, the Company recorded approximately $2.6 million, $2.4 million and $1.7 million, respectively, of provision for loan losses to account for decreases in estimated cash flows on loans acquired in FDIC-assisted transactions. If the Company determines that a loan or group of loans has improved from its initial assessment of fair value, the increase in cash flows over those expected at the acquisition date are recognized as interest income prospectively. Covered loans are shown below according to loan type as of the end of the years shown (in thousands):

	2012	2011
Commercial, financial & agricultural	$ 32,606	$ 41,867
Real estate – construction & development	70,184	77,077
Real estate – commercial & farmland	278,506	321,257
Real estate – residential	125,056	127,644
Consumer installment loans	1,360	3,644
Total Covered Loans	$ 507,712	$ 571,489

The Company seeks to diversify its loan portfolio across its geographic footprint and in various loan types. Also, the Company's stated in-house legal lending limit for a single loan is $7.5 million which would normally prevent a concentration with a single loan project. Certain lending relationships may contain more than one loan and consequently, exceed the in-house lending limit. The Company regularly monitors its largest loan relationships to avoid a concentration with a single borrower. The largest 25 loan relationships are summarized below by type and compared to the Bank's loan portfolio taken as a whole (in thousands):

	Balance	Average Rate	Average Maturity (months)	% unsecured	% in non-accrual status
Commercial, financial & agricultural	$ 14,690	4.89%	27	14.0%	-
Real estate – construction & development	2,011	4.90%	6	-	-
Real estate – commercial & farmland	105,961	4.98%	34	-	2.61%
Real estate – residential	1,745	5.52%	34	-	-
Total	$ 124,407	4.98%	31	1.7%	2.23%
Ameris Bank Loan Portfolio	$ 1,450,635	6.91%	32	1.5%	2.68%

Total legacy loans as of December 31, 2012 are shown in the following table according to their contractual maturity:

	Contractual Maturity in:			
	One Year or Less	Over One Year through Five Years	Over Five Years	Total
	(Dollars in Thousands)			
Commercial, financial & agricultural	$ 77,648	$ 78,528	$ 18,041	$ 174,217
Real estate – construction & development	60,566	43,850	9,783	114,199
Real estate – commercial & farmland	177,591	396,137	158,594	732,322
Real estate – residential	86,207	149,653	110,620	346,480
Consumer installment loans	10,683	27,887	1,608	40,178
Other	43,239	-	-	43,239
	$ 455,934	$ 696,055	$ 298,646	$ 1,450,635

The following table summarizes loans at December 31, 2012, with maturity dates after one year which (i) have predetermined interest rates and (ii) have floating or adjustable interest rates.

	(Dollars in Thousands)
Predetermined interest rates	$ 742,077
Floating or adjustable interest rates	252,624
	$ 994,701

Covered loans as of December 31, 2012, are shown below according to their contractual maturity:

	Contractual Maturity in:			
	One Year or Less	Over One Year through Five Years	Over Five Years	Total
	(Dollars in Thousands)			
Covered loans	$ 260,962	$ 143,473	$103,277	$ 507,712

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The allowance for loan losses represents a reserve for inherent losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due and other loans that management believes might be potentially impaired or warrant additional attention. We segregate our loan portfolio by type of loan and utilize this segregation in evaluating exposure to risks within the portfolio. In addition, based on internal reviews and external reviews performed by independent loan reviewers and regulatory authorities, we further segregate our loan portfolio by loan grades based on an assessment of risk for a particular loan or group of loans. Certain reviewed loans are assigned specific allowances when a review of relevant data determines that a general allocation is not sufficient or when the review affords management the opportunity to fine tune the amount of exposure in a given credit. In establishing allowances, management considers historical loan loss experience but adjusts this data with a significant emphasis on data such as current loan quality trends, current economic conditions and other factors in the markets where the Bank operates. Factors considered include among others, current valuations of real estate in our markets, unemployment rates, the effect of weather conditions on agricultural related entities and other significant local economic events, such as major plant closings.

We have developed a methodology for determining the adequacy of the allowance for loan losses which is monitored by the Company's Senior Credit Officer. Procedures provide for the assignment of a risk rating for every loan included in our total loan portfolio, with the exception of credit card receivables and overdraft protection loans which are treated as pools for risk rating purposes. The risk rating schedule provides nine ratings of which five ratings are classified as pass ratings and four ratings are classified as criticized ratings. Each risk rating is assigned a percent factor to be applied to the loan balance to determine the adequate amount of allowance. Many of the larger loans require an annual review by an independent loan officer and are often reviewed by independent third parties. As a result of these loan reviews, certain loans may be assigned specific allowance allocations. Other loans that surface as problem loans may also be assigned specific allowance allocations. Past due loans are assigned risk ratings based on the number of days past due. The calculation of the allowance for loan losses, including underlying data and assumptions, is reviewed regularly by the Company's Chief Financial Officer as well as the Director of Internal Audit.

The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes the allowance can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

	At December 31,									
	2012		2011		2010		2009		2008	
	(Dollars in Thousands)									
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial, financial, and agricultural	$ 2,439	12%	$ 2,918	11%	$ 2,779	10%	$ 3,428	11%	$ 4,675	11%
R/E Commercial & Farmland	9,157	50	14,226	50	14,971	50	11,296	67	20,770	63
R/E Construction & Development	5,343	8	9,438	10	7,705	12	13,098	6	4,907	10
Total Commercial	16,939	70	26,582	71	25,455	72	27,822	84	30,352	84
R/E Residential	5,898	24	8,128	25	8,664	25	7,391	12	3,285	11
Consumer Installment	756	6	446	4	457	3	549	4	1,015	5
Unallocated	-	-	-	-	-	-	-	-	5,000	-
	$ 23,593	100%	$ 35,156	100%	$ 34,576	100%	$ 35,762	100%	$ 39,652	100%

The following table presents an analysis of our loan loss experience, excluding covered loans, for the periods indicated:

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Average amount of non-covered loans outstanding	$ 1,393,012	$ 1,348,557	$ 1,448,662	$ 1,662,061	$ 1,667,483
Balance of allowance for possible loan losses at beginning of period	$ 35,156	$ 34,576	$ 35,762	$ 39,652	$ 27,640
Charge-offs:					
Commercial real estate, financial and agricultural	(31,382)	(25,475)	(41,442)	(35,231)	(18,711)
Residential real estate	(8,722)	(5,399)	(10,091)	(10,859)	(4,514)
Consumer Installment	(1,059)	(749)	(1,090)	(1,041)	(1,115)
Recoveries:					
Commercial real estate, financial and agricultural	679	1,593	2,097	742	733
Residential real estate	225	146	186	278	199
Consumer Installment	245	123	315	153	390
Net charge-offs	(40,014)	(29,761)	(50,025)	(45,958)	(23,018)
Additions to allowance charged to operating expenses	28,451	30,341	48,839	42,068	35,030
Balance of allowance for possible loan losses at end of period	$ 23,593	$ 35,156	$ 34,576	$ 35,762	$ 39,652
Ratio of net loan charge-offs to average non-covered loans	2.87%	2.21%	3.45%	2.77%	1.38%

NONPERFORMING LOANS

A loan is placed on non-accrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued in prior years and is subsequently determined to have doubtful collectability is charged to the allowance for possible loan losses. Interest on loans that are classified as non-accrual is recognized when received. Past due loans are placed on non-accrual status when principal or interest is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms. The following table presents an analysis of non-covered loans accounted for on a non-accrual basis.

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Commercial, financial & agricultural	$ 4,138	$ 3,987	$ 8,648	$ 4,774	$ 4,810
Real estate – construction & development	9,281	15,020	7,887	15,787	10,522
Real estate – commercial & farmland	11,962	35,385	55,170	67,172	44,235
Real estate – residential	12,595	15,498	6,376	6,965	4,730
Consumer installment loans	909	933	1,208	1,433	1,117
Total	$ 38,885	$ 70,823	$ 79,289	$ 96,131	$65,414
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	-	-	-	-	2

During 2008 and 2009, loans tied to the housing industry (Acquisition, Development and Construction loans) came under severe strain as housing prices fell sharply and sales activity slowed. Certain markets, where housing prices had risen sharply in recent years, suffered greater corrections than others. The Company's exposure to certain housing related loans primarily in northern Florida and coastal Georgia and South Carolina resulted in deteriorating credit quality and caused most of the increase in non-accrual loans shown above. As the deterioration in the real estate market slowed and indications of recovery in these markets emerged during the second half of 2010, our levels of non-accrual loans have seen improvement.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity management involves the matching of the cash flow requirements of customers, who may be either depositors desiring to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs, and the ability of our Company to meet those needs. We seek to meet liquidity requirements primarily through management of short-term investments (principally interest-bearing deposits in banks) and monthly amortizing loans. Another source of liquidity is the repayment of maturing single payment loans. In addition, our Company maintains relationships with correspondent banks, including the FHLB and the Federal Reserve Bank of Atlanta, which could provide funds on short notice, if needed.

A principal objective of our asset/liability management strategy is to minimize our exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of our Asset and Liability Committee (the "ALCO Committee") which establishes policies and monitors results to control interest rate sensitivity.

As part of our interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are "interest rate sensitive" and monitors its interest rate-sensitivity "gap." An asset or liability is considered to be interest rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO Committee also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may not react identically to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

We manage the mix of asset and liability maturities in an effort to control the effects of changes in the general level of interest rates on net interest income. Except for its effect on the general level of interest rates, inflation does not have a material impact on the balance sheet due to the rate variability and short-term maturities of its earning assets. In particular, approximately 37.2% of earning assets mature or reprice within one year or less. Mortgage loans, generally our loan with the longest maturity, are usually made with five to fifteen year maturities, but with either a variable interest rate or a fixed rate with an adjustment between origination date and maturity date.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2012, the interest rate sensitivity gap (i.e., interest rate sensitive assets minus interest rate sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. The table also sets forth the time periods in which earning assets and liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin since the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times within such period and at different rates.

	At December 31, 2012				
	Maturing or Repricing Within				
	Zero to Three Months	Three Months to One Year	One to Five Years	Over Five Years	Total
	(Dollars in Thousands)				
Interest-earning assets:					
Short-term assets	$ 193,677	$ -	$ -	$ -	$ 193,677
Investment securities	1,475	3,236	24,712	317,486	346,909
Loans	247,454	241,111	708,642	302,214	1,499,421
Covered loans	126,038	135,240	143,157	103,277	507,712
	568,644	379,587	876,511	722,977	2,547,719
Interest-bearing liabilities:					
Interest-bearing demand deposits	1,267,471	-	-	-	1,267,471
Savings	101,128	-	-	-	101,128
Time deposits	199,438	434,605	111,270	-	745,313
Short-term borrowings	50,120	-	-	-	50,120
Trust preferred securities	-	-	-	42,269	42,269
	1,618,157	434,605	111,270	42,269	2,206,301
Interest rate sensitivity gap	$(1,049,513)	$ (55,018)	$ 765,241	$680,708	$ 341,418
Cumulative interest rate sensitivity gap	$(1,049,513)	$ (1,104,531)	$ (339,290)	$341,418	
Interest rate sensitivity gap ratio	0.35	0.87	7.88	17.10	
Cumulative interest rate sensitivity gap ratio	0.35	0.46	0.84	1.15	

INVESTMENT PORTFOLIO

Following is a summary of the carrying value of investment securities available for sale as of the end of each reported period:

	December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
U.S. Government sponsored agencies	$ 6,870	$ 14,937	$ 35,468
State, county and municipal securities	114,390	79,133	57,696
Corporate debt securities	10,328	11,401	10,786
Mortgage-backed securities	215,321	234,496	218,631
	$ 346,909	$ 339,967	$ 322,581

The amounts of securities available for sale in each category as of December 31, 2012 are shown in the following table according to contractual maturity classifications: (i) one year or less, (ii) after one year through five years, (iii) after five years through ten years and (iv) after ten years.

	U.S. Government Sponsored Agencies		State, County and Municipal		Corporate debt		Mortgage-backed	
	Amount	Yield(1)	Amount	Yield(1)(2)	Amount	Yield(1)	Amount	Yield (1)
	(Dollars in Thousands)							
One year or less	$ -	-%	$ 4,528	3.91%	$ -	-%	$ 183	3.29%
After one year through five years	-	-	21,789	4.06	2,542	5.78	381	1.89
After five years through ten years	6,870	2.21	54,719	4.76	1,226	7.16	14,983	3.38
After ten years	-	-	33,354	4.87	6,560	6.53	199,774	1.93
	$ 6,870	2.21%	$114,390	4.63%	$ 10,328	6.42%	$ 215,321	2.03%

(1) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the acquisition price of each security in that range.

(2) Yields on securities of state and political subdivisions are stated on a taxable-equivalent basis, using a tax rate of 35%.

The investment portfolio consists of securities which are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

The Company's methodology for determining whether other-than-temporary impairment losses exist include management considering (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Substantially all of the unrealized losses on debt securities are related to changes in interest rates and do not affect the expected cash flows of the issuer or underlying collateral. All unrealized losses are considered temporary because each security carries an acceptable investment grade, the Company has the intent and ability to hold such securities until maturity and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. The Company's investments in subordinated debt include investments in regional and super-regional banks on which the Company conducts regular analysis through review of financial information or credit ratings. Investments in preferred securities are also concentrated in the preferred obligations of regional and super-regional banks through non-pooled investment structures. The Company did not hold any investments in "pooled" trust preferred securities at December 31, 2012.

DEPOSITS

Average amount of various deposit classes and the average rates paid thereon are presented below:

	Year Ended December 31,			
	2012		2011	
	Amount	Rate	Amount	Rate
	(Dollars in Thousands)			
Noninterest-bearing demand	$ 447,111	0.00%	$ 344,021	0.00%
NOW	610,399	0.26	592,043	0.63
Money Market	613,296	0.46	561,978	0.93
Savings	96,493	0.14	79,325	0.45
Time	830,541	1.06	1,013,817	1.60
Total deposits	$2,597,840	0.51%	$2,591,184	0.98%

We have a large, stable base of time deposits with little or no dependence on what we consider volatile deposits. Volatile deposits, in management's opinion, are those deposit accounts that are overly rate sensitive and apt to move if our rate offerings are not at or near the top of the market. Generally speaking, these are brokered deposits or time deposits in amount greater than $100,000.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2012, are shown below by category, which is based on time remaining until maturity of (i) three months or less, (ii) over three through twelve months and (iii) greater than one year.

	(Dollars in Thousands)
Three months or less	$ 103,550
Three months to one year	240,368
One year or greater	67,880
Total	$ 411,798

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

In the ordinary course of business, our Bank has granted commitments to extend credit to approved customers. Generally, these commitments to extend credit have been granted on a temporary basis for seasonal or inventory requirements and have been approved by the Bank's local boards. Our Bank has also granted commitments to approved customers for financial standby letters of credit. These commitments are recorded in the financial statements when funds are disbursed or the financial instruments become payable. The Bank uses the same credit policies for these off-balance sheet commitments as it does for financial instruments that are recorded in the consolidated financial statements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of the commitments outstanding at December 31, 2012 and 2011:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Commitments to extend credit	$ 180,733	$ 132,700
Financial standby letters of credit	6,788	8,074
	$ 187,521	$ 140,774

The following table summarizes short-term borrowings for the periods indicated:

	Years Ended December 31,					
	2012		2011		2010	
	(Dollars in Thousands)					
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Federal funds purchased and securities sold under agreement to repurchase	$ 26,563	0.58%	$ 22,275	0.75%	$ 28,368	0.66%
	Total Balance		Total Balance		Total Balance	
Total maximum short-term borrowings outstanding at any month-end during the year	$ 50,120		$ 37,665		$ 68,184	

The following table sets forth certain information about contractual cash obligations as of December 31, 2012.

	Payments Due After December 31, 2012				
	Total	1 Year Or Less	1-3 Years	4-5 Years	5 Years
	(Dollars in Thousands)				
Time certificates of deposit	$ 745,313	$ 634,043	$ 95,889	$ 15,381	$ -
Subordinated debentures	42,269	-	-	-	42,269
Total contractual cash obligations	$ 787,582	$ 634,043	$ 95,889	$ 15,381	$ 42,269

Our operating leases represent short-term obligations, normally with maturities of less than three years. Many of the operating leases have thirty-day cancellation provisions. The total contractual obligations for operating leases do not require a material amount of our cash funds.

At December 31, 2012, we had immaterial amounts of binding commitments for capital expenditures.

CAPITAL ADEQUACY

Capital Purchase Program

On November 21, 2008, the Company elected to participate in the CPP established by the EESA. Accordingly, on such date, the Company issued and sold to the Treasury, for an aggregate cash purchase price of $52 million, (i) 52,000 "Preferred Shares" having a liquidation preference of $1,000 per share, and (ii) a ten-year "Warrant" to purchase up to 679,443 shares of Common Stock, at an exercise price of $11.48 per share. The issuance and sale of these securities was a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. On June 14, 2012, the Preferred Shares were sold by the Treasury through a registered public offering. On August 22, 2012, the Company repurchased the Warrant from the Treasury for $2.67 million, and in December 2012, the Company repurchased 24,000 of the outstanding Preferred Shares.

Cumulative dividends on the Preferred Shares that remain outstanding will accrue on the liquidation preference at a rate of 5% per annum for the first five years and at a rate of 9% per annum thereafter, but such dividends will be paid only if, as and when declared by the Company's Board of Directors. The Preferred Shares have no maturity date and rank senior to the Common Stock (and pari passu with the Company's other authorized preferred stock, of which no shares are currently designated or outstanding) with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. Subject to the approval of the Federal Reserve, the Preferred Shares are redeemable at the option of the Company at 100% of their liquidation preference.

The Purchase Agreement pursuant to which the Preferred Shares and the Warrant were sold contains limitations on the payment of dividends on the Common Stock and on the Company's ability to repurchase its Common Stock, and subjects the Company to certain of the executive compensation limitations included in the EESA and related regulations.

Capital Regulations

The capital resources of the Company are monitored on a periodic basis by state and federal regulatory authorities. During 2012, the Company's capital decreased by $14.8 million, primarily due to the repurchase of 24,000 Preferred Shares for $24.0 million and the repurchase of the Warrant for $2.7 million, as partially offset by net income available to common shareholders of $10.9 million. Other capital related transactions, such as Common Stock issuances through the exercise of stock options and restricted stock account for only a small change in the capital of the Company. During 2011, the Company's capital increased $20.4 million, primarily due to the amounts of net income available to common shareholders of $17.9 million and other comprehensive income of $1.1 million.

In accordance with risk capital guidelines issued by the Federal Reserve, we are required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, all member banks must maintain "core" or "Tier 1" capital of at least 4% of total assets ("leverage ratio"). Member banks operating at or near the 4% capital level are expected to have well-diversified risks, including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality and well managed on- and off-balance sheet activities, and, in general, be considered strong banking organizations with a composite 1 rating under the CAMEL rating system of banks. For all but the most highly rated banks meeting the above conditions, the minimum leverage ratio is to be 4% plus an additional 1% to 2%.

The following table summarizes the regulatory capital levels of Ameris at December 31, 2012:

	Actual		Required		Excess	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)					
Leverage capital						
Consolidated	$ 309,415	10.34%	$ 119,660	4.00%	$ 189,755	6.34%
Ameris Bank	307,470	10.30	119,440	4.00	188,030	6.30
Risk-based capital:						
Core capital						
Consolidated	309,415	17.49	70,758	4.00	238,657	13.49
Ameris Bank	307,470	17.40	70,687	4.00	236,783	13.40
Total capital						
Consolidated	331,545	18.74	141,516	8.00	190,029	10.74
Ameris Bank	329,578	18.65	141,374	8.00	188,204	10.65

INFLATION

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with GAAP and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table sets forth certain consolidated quarterly financial information of the Company. This information is derived from unaudited consolidated financial statements, which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods.

	Quarters Ended December 31, 2012			
	4	3	2	1
	(Dollars in Thousands, Except Per Share Data)			
Selected Income Statement Data:				
Interest income	$ 32,539	$ 31,651	$ 33,007	$ 32,282
Interest expense	2,980	3,413	4,126	4,555
Net interest income	29,559	28,238	28,881	27,727
Provision for loan losses	4,442	6,540	7,225	12,882
Net interest income after provision for loan losses	25,117	21,698	21,656	14,845
Noninterest income	11,904	9,831	8,875	27,264
Noninterest expense	29,791	28,810	26,623	34,246
Income before income taxes	7,230	2,719	3,908	7,863
Income tax	2,558	816	1,413	2,498
Net income	4,672	1,903	2,495	5,365
Preferred stock dividends	1,118	827	817	815
Net income available to common stockholders	$ 3,554	$ 1,076	$ 1,678	$ 4,550
Per Share Data:				
Net income – basic	0.15	0.05	0.07	0.19
Net income – diluted	0.15	0.04	0.07	0.19
Common Dividends (Cash)	—	—	—	—
Common Dividends (Stock)	—	—	—	—

	Quarters Ended December 31, 2011			
	4	3	2	1
	(Dollars in Thousands, Except Per Share Data)			
Selected Income Statement Data:				
Interest income	$ 38,223	$ 34,788	$ 35,923	$ 32,137
Interest expense	5,455	6,986	7,176	7,930
Net interest income	32,768	27,802	28,747	24,207
Provision for loan losses	9,019	7,552	9,115	7,043
Net interest income after provision for loan losses	23,749	20,250	19,632	17,164
Noninterest income	6,689	33,945	5,980	6,193
Noninterest expense	28,710	29,486	22,602	21,155
Income (loss) before income taxes	1,728	24,709	3,010	2,202
Income tax	587	8,249	896	824
Net income	1,141	16,460	2,114	1,378
Preferred stock dividends	819	817	807	798
Net income available to common stockholders	$ 322	$ 15,643	$ 1,307	$ 580
Per Share Data:				
Net income – basic	0.01	0.67	0.06	0.02
Net income – diluted	0.01	0.66	0.06	0.02
Common Dividends (Cash)	—	—	—	—
Common Dividends (Stock)	—	—	—	—

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed only to U.S. Dollar interest rate changes and, accordingly, we manage exposure by considering the possible changes in the net interest margin. We do not have any trading instruments nor do we classify any portion of the investment portfolio as trading. Finally, we have no exposure to foreign currency exchange rate risk, commodity price risk or other market risks.

Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest earning assets and interest-bearing liabilities can influence the changes in net interest income. As part of our asset/liability management program, the timing of repriced assets and liabilities is referred to as gap management. Our policy is to maintain a gap ratio in the one-year time horizon of .80 to 1.20. As indicated by the gap analysis included in this Annual Report, we are somewhat liability sensitive in relation to changes in market interest rates. Being liability sensitive would result in net interest income decreasing in a rising rate environment and increasing in a declining rate environment.

We use simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allow management to monitor and adjust interest rate sensitivity to minimize the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to a gradual 200 basis points increase or 200 basis points decrease in market rates on net interest income and is monitored on a quarterly basis. Our most recent model projects net interest income would decrease slightly if rates rise 200 basis points gradually over the next year. A scenario involving a 200 basis points decrease is irrelevant at this time with current market rates being at or near zero since the last reduction of the federal funds target rate by the Federal Reserve on December 16, 2008.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this Annual Report, as required by paragraph (b) of Rules 13a-15 or 15d-15 of the Exchange Act. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is set forth on page F-3 of this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2012, there was no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the captions "Proposal 1 – Election of Directors," "Board and Committee Matters," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

Code of Ethics

Ameris has adopted a code of ethics that is applicable to all employees, including its Chief Executive Officer and all senior financial officers, including its Chief Financial Officer and principal accounting officer. Ameris shall provide to any person without charge, upon request, a copy of its code of ethics. Such requests should be directed to the Corporate Secretary of Ameris Bancorp at 310 First St., SE, Moultrie, Georgia 31768.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

Equity Compensation Plans

The following table sets forth certain information with respect to securities to be issued under our equity compensation plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (1)	539,819	$ 16.41	322,133

(1) Consists of our (i) 2005 Omnibus Stock Ownership and Long-Term Incentive Plan, which provides for the granting to officers and certain other employees of qualified or nonqualified stock options, restricted stock, stock appreciation rights, long-term incentive compensation units consisting of a combination of cash and Common Stock or any combination thereof, and (ii) the ABC Bancorp Omnibus Stock Ownership and Long-Term incentive Plan that was adopted in 1997, which now is operative only with respect to the exercise of options that remain outstanding under such plan and under which no further awards may be granted. All securities remaining for future issuance represent awards that may be granted under the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Certain Relationships and Related Transactions" and "Proposal 1 – Election of Directors" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "Proposal 2 – Ratification of Appointment of Independent Auditor" in the Proxy Statement to be used in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Shareholders, to be filed with the SEC, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial statements:

   (a) Ameris Bancorp and Subsidiaries:

      (i) Consolidated Balance Sheets – December 31, 2012 and 2011;

      (ii) Consolidated Statements of Operations – Years ended December 31, 2012, 2011 and 2010;

      (iii) Consolidated Statements of Comprehensive Income/(Loss) – Years ended December 31, 2012, 2011 and 2010;

      (iv) Consolidated Statements of Changes in Stockholders' Equity – Years ended December 31, 2012, 2011 and 2010;

      (v) Consolidated Statements of Cash Flows – Years ended December 31, 2012, 2011 and 2010; and

      (vi) Notes to Consolidated Financial Statements.

   (b) Ameris Bancorp (parent company only):

      Parent company only financial information has been included in Note 20 of the Notes to Consolidated Financial Statements.

2. Financial statement schedules:

   All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

3. A list of the Exhibits required by Item 601 of Regulation S-K to be filed as a part of this Annual Report is shown on the "Exhibit Index" filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERIS BANCORP

Date: March 1, 2013

By: /s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.,
President and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edwin W. Hortman, Jr. as his attorney-in-fact, acting with full power of substitution for him in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K and to file the same, with exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission and hereby ratifies and confirms all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Exchange Act, this Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Date: March 1, 2013 — /s/ Edwin W. Hortman, Jr.
Edwin W. Hortman, Jr., President, Chief Executive Officer and Director
(principal executive officer)

Date: March 1, 2013 — /s/ Dennis J. Zember Jr.
Dennis J. Zember Jr., Executive Vice President and Chief Financial Officer
(principal accounting and financial officer)

Date: March 1, 2013 — /s/ R. Dale Ezzell
R. Dale Ezzell, Director

Date: March 1, 2013 — /s/ J. Raymond Fulp
J. Raymond Fulp, Director

Date: March 1, 2013 — /s/ Leo J. Hill
Leo J. Hill, Director

Date: March 1, 2013 — /s/ Daniel B. Jeter
Daniel B. Jeter, Director and Chairman of the Board

Date: March 1, 2013 — /s/ Robert P. Lynch
Robert P. Lynch, Director

Date: March 1, 2013 — /s/ Brooks Sheldon
Brooks Sheldon, Director

Date: March 1, 2013 — /s/ Jimmy D. Veal
Jimmy D. Veal, Director

EXHIBIT INDEX

Exhibit No.	Description
2.1	Purchase and Assumption Agreement dated as of October 23, 2009 among the Federal Deposit Insurance Corporation, Receiver of American United Bank, Lawrenceville, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K/A filed with the SEC on March 15, 2010).
2.2	Purchase and Assumption Agreement dated as of November 6, 2009 among the Federal Deposit Insurance Corporation, Receiver of United Security Bank, Sparta, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.2 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 16, 2010).
2.3	Purchase and Assumption Agreement dated as of May 14, 2010 by and among the Federal Deposit Insurance Corporation, Receiver of Satilla Community Bank, St. Marys, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on May 20, 2010).
2.4	Purchase and Assumption Agreement dated as of October 22, 2010 by and among the Federal Deposit Insurance Corporation, Receiver of First Bank of Jacksonville, Jacksonville, Florida, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on October 27, 2010).
2.5	Purchase and Assumption Agreement dated as of November 12, 2010 by and among the Federal Deposit Insurance Corporation, Receiver of Darby Bank & Trust Co., Vidalia, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on November 18, 2010).
2.6	Purchase and Assumption Agreement dated as of November 12, 2010 by and among the Federal Deposit Insurance Corporation, Receiver of Tifton Banking Company, Tifton, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on November 18, 2010).
2.7	Purchase and Assumption Agreement dated as of July 15, 2011 by and among the Federal Deposit Insurance Corporation, Receiver of High Trust Bank, Stockbridge, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 21, 2011).
2.8	Purchase and Assumption Agreement dated as of July 15, 2011 by and among the Federal Deposit Insurance Corporation, Receiver of One Georgia Bank, Atlanta, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 21, 2011).
2.9	Purchase and Assumption Agreement dated as of February 24, 2012 by and among the Federal Deposit Insurance Corporation, Receiver of Central Bank of Georgia, Ellaville, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 1, 2012).
2.10	Purchase and Assumption Agreement dated as of July 6, 2012 by and among the Federal Deposit Insurance Corporation, Receiver of Montgomery Bank and Trust, Ailey, Georgia, Ameris Bank and the Federal Deposit Insurance Corporation acting in its corporate capacity (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on July 12, 2012).
3.1	Articles of Incorporation of Ameris Bancorp, as amended (incorporated by reference to Exhibit 2.1 to Ameris Bancorp's Regulation A Offering Statement on Form 1-A filed with the SEC on August 14, 1987).
3.2	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.7 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 26, 1999).
3.3	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.9 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 31, 2003).

Exhibit No.	Description
3.4	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 1, 2005).
3.5	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Ameris Bancorp's Form 8-K filed with the SEC on November 21, 2008).
3.6	Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Ameris Bancorp's Form 8-K filed with the SEC on June 1, 2011).
3.7	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2005).
4.1	Placement Agreement between Ameris Bancorp, Ameris Statutory Trust I, FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc. dated September 13, 2006 (incorporated by reference to Exhibit 4.1 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.2	Subscription Agreement between Ameris Bancorp, Ameris Statutory Trust I and First Tennessee Bank National Association dated September 20, 2006 (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.3	Subscription Agreement between Ameris Bancorp, Ameris Statutory Trust I and TWE, Ltd. dated September 20, 2006 (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.4	Indenture between Ameris Bancorp and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.5	Amended and Restated Declaration of Trust between Ameris Bancorp, the Administrators of Ameris Statutory Trust I signatory thereto and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.5 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.6	Guarantee Agreement between Ameris Bancorp and Wilmington Trust Company dated September 20, 2006 (incorporated by reference to Exhibit 4.6 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
4.7	Floating Rate Junior Subordinated Deferrable Interest Debenture dated September 20, 2006 issued to Ameris Statutory Trust I (incorporated by reference to Exhibit 4.7 to Ameris Bancorp's Registration Statement on Form S-4 (Registration No. 333-138252) filed with the SEC on October 27, 2006).
10.1	Deferred Compensation Agreement for Kenneth J. Hunnicutt dated December 16, 1986 (incorporated by reference to Exhibit 5.3 to Ameris Bancorp's Regulation A Offering Statement on Form 1-A filed with the SEC on August 14, 1987).
10.2	Executive Salary Continuation Agreement dated February 14, 1984 (incorporated by reference to Exhibit 10.6 to Ameris Bancorp's Annual Report on Form 10-KSB filed with the SEC on March 27, 1989).
10.3	Form of Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 25, 1998).
10.4	ABC Bancorp 2000 Officer/Director Stock Bonus Plan (incorporated by reference to Exhibit 10.19 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 29, 2000).
10.5	Executive Employment Agreement with Jon S. Edwards dated as of July 1, 2003 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2003).
10.6	Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of December 31, 2003 (incorporated by reference to Exhibit 10.19 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 15, 2004).
10.7	Executive Employment Agreement with Cindi H. Lewis dated as of December 31, 2003 (incorporated by reference to Exhibit 10.20 to Ameris Bancorp's Annual Report on Form 10-K filed with the SEC on March 15, 2004).

Exhibit No.	Description
10.8	Amendment No. 1 to Executive Employment Agreement with Edwin W. Hortman, Jr. dated as of March 10, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on March 14, 2005).
10.9	Form of 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (incorporated by reference to Appendix A to Ameris Bancorp's Definitive Proxy Statement filed with the SEC on April 18, 2005).
10.10	Executive Employment Agreement with Dennis J. Zember Jr. dated as of May 5, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Current Report on Form 8-K/A filed with the SEC on May 11, 2005).
10.11	Revolving Credit Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 20, 2005).
10.12	Security Agreement with SunTrust Bank dated as of December 14, 2005 (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 20, 2005).
10.13	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.2 to Ameris Bancorp's Registration Statement on Form S-8 filed with the SEC on January 24, 2006).
10.14	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 4.3 to Ameris Bancorp's Registration Statement on Form S-8 filed with the SEC on January 24, 2006).
10.15	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 4.4 to Ameris Bancorp's Registration Statement on Form S-8 filed with the SEC on January 24, 2006).
10.16	Executive Employment Agreement with C. Richard Sturm dated as of May 31, 2007 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on June 6, 2007).
10.17	Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement – Standard Terms incorporated by reference therein, between Ameris Bancorp and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 8-K filed with the SEC on November 21, 2008).
10.18	Form of Senior Executive Officer Waiver, executed by each of Messrs. Edwin W. Hortman, Jr., Dennis J. Zember Jr., Jon S. Edwards, C. Johnson Hipp, III and Marc J. Bogan (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 8-K filed with the SEC on November 21, 2008).
10.19	Form of Executive Compensation Letter Agreement, executed by Ameris Bancorp and each of Messrs. Edwin W. Hortman, Jr., Dennis J. Zember Jr., Jon S. Edwards, C. Johnson Hipp, III and Marc J. Bogan (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 8-K filed with the SEC on November 21, 2008).
10.20	Second Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Edwin W. Hortman, Jr. (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 30, 2008).
10.21	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Dennis J. Zember Jr. (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 30, 2008).
10.22	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Jon S. Edwards (incorporated by reference to Exhibit 10.4 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 30, 2008).
10.23	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and H. Richard Sturm (incorporated by reference to Exhibit 10.6 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 30, 2008).
10.24	First Amendment to Executive Employment Agreement dated December 30, 2008, by and between Ameris Bancorp and Cindi H. Lewis (incorporated by reference to Exhibit 10.7 to Ameris Bancorp's Current Report on Form 8-K filed with the SEC on December 30, 2008).
10.25	Executive Employment Agreement with Andrew B. Cheney, dated as of February 18, 2009 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 8-K filed with the SEC on February 23, 2009).

Exhibit No.	Description
10.26	Executive Employment Agreement with Thomas S. Limerick, dated as of June 26, 2012 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 8-K filed with the SEC on June 28, 2012).
10.27	Supplemental Executive Retirement Agreement with Edwin W. Hortman, Jr., dated as of November 7, 2012 (incorporated by reference to Exhibit 10.1 to Ameris Bancorp's Form 10-Q filed with the SEC on November 9, 2012).
10.28	Supplemental Executive Retirement Agreement with Dennis J. Zember Jr., dated as of November 7, 2012 (incorporated by reference to Exhibit 10.2 to Ameris Bancorp's Form 10-Q filed with the SEC on November 9, 2012).
10.29	Supplemental Executive Retirement Agreement with Jon S. Edwards, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.3 to Ameris Bancorp's Form 10-Q filed with the SEC on November 9, 2012).
10.30	Supplemental Executive Retirement Agreement with Cindi H. Lewis, dated as of November 7, 2012 (incorporated by reference to Exhibit 10.4 to Ameris Bancorp's Form 10-Q filed with the SEC on November 9, 2012).
21.1	Schedule of Subsidiaries of Ameris Bancorp.
23.1	Consent of Porter Keadle Moore, LLC.
24.1	Power of Attorney relating to this Form 10-K is set forth on the signature pages of this Form 10-K.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer.
32.1	Section 1350 Certification by Chief Executive Officer.
32.2	Section 1350 Certification by Chief Financial Officer.
99.1	Certification of Chief Executive Officer pursuant to the Emergency Economic Stabilization Act of 2008.
99.2	Certification of Chief Financial Officer pursuant to the Emergency Economic Stabilization Act of 2008.
101	The following financial statements from Ameris Bancorp's Form 10-K for the year ended December 31, 2012, formatted as interactive data files in XBRL (eXtensible Business Reporting Language) (1): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income/(Loss); (iv) Consolidated Statements of Changes in Stockholders' Equity; (v) Consolidated Statements of Cash Flows; and Notes to Consolidated Financial Statements

(1) Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not to be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Ameris Bancorp
Moultrie, Georgia

We have audited the accompanying consolidated balance sheets of Ameris Bancorp and subsidiaries, (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, comprehensive income/(loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameris Bancorp and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Ameris Bancorp and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

PORTER KEADLE MOORE, LLC

Atlanta, Georgia
February 22, 2013

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ameris Bancorp (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Porter Keadle Moore, LLC, the Company's independent auditors, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. That report is included in this Annual Report on page F-2.

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.
President and
Chief Executive Officer

/s/ Dennis J. Zember, Jr.

Dennis J. Zember, Jr.
Executive Vice President and
Chief Financial Officer

AMERIS BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
(Dollars in Thousands)

Assets	2012	2011
Cash and due from banks	$ 80,256	$ 65,528
Interest-bearing deposits in banks	193,677	200,527
Federal funds sold	-	28,515
Securities available for sale, at fair value	346,909	339,967
Other investments	6,832	9,878
Mortgage loans held for sale	48,786	11,563
Loans, net of unearned income	1,450,635	1,332,086
Covered loans	507,712	571,489
Less: allowance for loan losses	23,593	35,156
Loans, net	1,934,754	1,868,419
Other real estate owned	39,850	46,680
Covered other real estate owned	88,273	78,617
Total other real estate owned	128,123	125,297
FDIC loss-share receivable	159,724	242,394
Premises and equipment, net	75,983	73,124
Intangible assets, net	3,040	3,250
Goodwill	956	956
Cash value of bank owned life insurance	15,603	-
Other assets	24,409	24,889
	$ 3,019,052	$ 2,994,307
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 510,751	$ 395,347
Interest-bearing	2,113,912	2,196,219
Total deposits	2,624,663	2,591,566
Securities sold under agreements to repurchase	50,120	37,665
Other borrowings	-	20,000
Subordinated deferrable interest debentures	42,269	42,269
Other liabilities	22,983	9,037
Total liabilities	2,740,035	2,700,537
Commitments and contingencies		
Stockholders' equity		
Preferred stock, stated value $1,000; 5,000,000 shares authorized; 28,000 and 52,000 shares issued and outstanding	27,662	50,727
Common stock, par value $1; 100,000,000 shares authorized; 25,154,818 and 25,087,468 shares issued	25,155	25,087
Capital surplus	164,949	166,639
Retained earnings	65,710	54,852
Accumulated other comprehensive income, net of tax	6,607	7,296
	290,083	304,601
Less cost of 1,355,050 and 1,336,174 treasury shares acquired	(11,066)	(10,831)
Total stockholders' equity	279,017	293,770
	$ 3,019,052	$ 2,994,307

See Notes to Consolidated Financial Statements.

AMERIS BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
Interest income			
Interest and fees on loans	$ 119,310	$ 128,841	$ 107,484
Interest on taxable securities	8,250	10,254	9,821
Interest on nontaxable securities	1,475	1,321	1,215
Interest on deposits in other banks	434	617	462
Interest on federal funds sold	10	38	89
	129,479	141,071	119,071
Interest expense			
Interest on deposits	13,327	25,506	28,647
Interest on other borrowings	1,747	2,041	1,147
	15,074	27,547	29,794
Net interest income	114,405	113,524	89,277
Provision for loan losses	31,089	32,729	50,521
Net interest income after provision for loan losses	83,316	80,795	38,756
Other income			
Service charges on deposit accounts	19,576	18,081	15,143
Mortgage banking activity	12,989	2,971	2,748
Other service charges, commissions and fees	1,431	1,247	805
Gain on sales of securities	322	238	200
Gain on acquisitions	20,037	26,867	14,651
Other	3,519	3,403	1,701
	57,874	52,807	35,248
Other expenses			
Salaries and employee benefits	53,122	40,210	31,918
Occupancy and equipment	13,208	11,390	8,212
Advertising and marketing	1,622	722	566
Amortization of intangible assets	1,359	1,011	999
Data processing and communications	10,683	10,315	7,644
Other	39,476	38,305	31,849
	119,470	101,953	81,188
Income (loss) before income taxes	21,720	31,649	(7,184)
Applicable income tax benefit/(expense)	(7,285)	(10,556)	3,195
Net income (loss)	$ 14,435	$ 21,093	$ (3,989)
Preferred stock dividends	3,577	3,241	3,213
Net income (loss) available to common stockholders	$ 10,858	$ 17,852	$ (7,202)
Basic income (loss) per share	$ 0.46	$ 0.76	$ (0.35)
Diluted income (loss) per share	$ 0.46	$ 0.76	$ (0.35)

See Notes to Consolidated Financial Statements.

AMERIS BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
Net income (loss)	$14,435	$ 21,093	$ (3,989)
Other comprehensive income/(loss):			
Net unrealized holding gains/(losses) arising during period on investment securities available for sale, net of tax (benefit) of $215, $2,574 and ($780)	399	4,781	(1,449)
Reclassification adjustment for gains on investment securities included in operations, net of tax of $113, $84 and $70	(209)	(154)	(130)
Net unrealized losses on cash flow hedge (interest rate floor) during the period, net of tax of $0, $301 and $296	-	(559)	(550)
Net unrealized gains (losses) on cash flow hedge (interest rate swap) during the period, net of tax (benefit) of ($474), ($1,602) and $588	(879)	(2,976)	1,093
Total other comprehensive income (loss)	(689)	1,092	(1,036)
Comprehensive income/(loss)	$13,746	$ 22,185	$ (5,025)

See Notes to Consolidated Financial Statements.

AMERIS BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Year Ended December 31,					
	2012		2011		2010	
	Shares	Amount	Shares	Amount	Shares	Amount
PREFERRED STOCK						
Balance at beginning of period	52,000	$ 50,727	52,000	$ 50,121	52,000	$ 49,552
Repurchase of preferred stock	(24,000)	(24,000)	-	-	-	-
Accretion of fair value of warrant	-	935	-	606	-	569
Balance at end of period	**28,000**	**$ 27,662**	**52,000**	**$ 50,727**	52,000	**$ 50,121**
COMMON STOCK						
Balance at beginning of period	25,087,468	25,087	24,982,911	24,983	15,379,131	$ 15,379
Issuance of common stock	-	-	-	-	9,473,125	9,473
Issuance of restricted shares	67,450	67	135,075	135	121,300	121
Cancellation of restricted shares	(500)	-	(34,150)	(34)	(8,500)	(8)
Proceeds from exercise of stock options	400	1	3,632	3	17,855	18
Balance at end of period	**25,154,818**	**$ 25,155**	**25,087,468**	**$ 25,087**	**24,982,911**	**$ 24,983**
CAPITAL SURPLUS						
Balance at beginning of period		$ 166,639		$ 165,930		$ 89,389
Issuance of common stock		-		-		75,797
Repurchase of warrant		(2,670)		-		-
Stock-based compensation		1,044		785		724
Proceeds from exercise of stock options		2		25		132
Issuance of restricted shares		(67)		(135)		(121)
Cancellation of restricted shares		1		34		9
Balance at end of period		**$ 164,949**		**$ 166,639**		**$ 165,930**
RETAINED EARNINGS						
Balance at beginning of period		$ 54,852		$ 37,000		$ 44,216
Net income (loss)		14,435		21,093		(3,989)
Dividends on preferred shares		(2,642)		(2,635)		(2,636)
Accretion of fair value warrant		(935)		(606)		(569)
Cash dividends on common shares		-		-		(22)
Balance at end of period		**$ 65,710**		**$ 54,852**		**$ 37,000**
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF TAX						
Unrealized gains on securities:						
Balance at beginning of period		$ 6,440		$ 1,813		$ 3,392
Change during period		190		4,627		(1,579)
Balance at end of period		$ 6,630		$ 6,440		$ 1,813
Unrealized gains on interest rate floors:						
Balance at beginning of period		$ -		$ 559		$ 1,109
Change during period		-		(559)		(550)
Balance at end of period		$ -		$ -		$ 559
Unrealized gain on interest rate swap:						
Balance at beginning of period		$ 856		$ 3,832		$ 2,739
Change during period		(879)		(2,976)		1,093
Balance at end of period		$ (23)		$ 856		$ 3,832
Balance at end of period		**$ 6,607**		**$ 7,296**		**$ 6,204**
TREASURY STOCK						
Balance at beginning of period	1,336,174	$ (10,831)	1,336,174	$ (10,831)	1,334,224	$ (10,812)
Purchase of treasury shares	18,876	(235)	-	-	1,950	(19)
Balance at end of period	**1,355,050**	**$ (11,066)**	**1,336,174**	**$ (10,831)**	**1,336,174**	**$ (10,831)**
TOTAL STOCKHOLDERS' EQUITY		**$ 279,017**		**$ 293,770**		**$ 273,407**

See Notes to Consolidated Financial Statements.

AMERIS BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
OPERATING ACTIVITIES			
Net income (loss)	$ 14,435	$ 21,093	$ (3,989)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,032	4,379	3,330
Amortization of intangible assets	1,359	1,011	999
Net gain on securities available for sale	(322)	(238)	(200)
Stock based compensation expense	1,044	785	724
Net (gain) loss on sale or disposal of premises and equipment	581	(167)	(388)
Net loss on sale of other real estate owned	8,951	14,598	7,956
Gain on acquisitions	(20,037)	(26,867)	(14,651)
Provision for loan losses	31,089	32,729	50,521
Provision for deferred taxes	2,525	8,050	(1,788)
(Increase)/decrease in interest receivable	1,102	457	(1,724)
Increase/(decrease) in interest payable	(1,708)	(1,608)	1,534
Increase/(decrease) in taxes payable	(5,941)	11,077	(45)
Net increase in mortgage loans held for sale	(37,223)	(11,563)	-
Decrease in prepaid FDIC assessments	1,314	4,289	4,709
Net other operating activities	30,038	(11,859)	(1,978)
Total adjustments	17,804	25,073	48,999
Net cash provided by operating activities	32,239	46,166	45,010
INVESTING ACTIVITIES, net of effects of business combinations			
Decrease in interest-bearing deposits in banks	35,365	37,290	92,636
Purchases of securities available for sale	(146,847)	(143,654)	(52,780)
Proceeds from maturities of securities available for sale	151,199	87,938	91,648
Proceeds from sale of securities available for sale	29,240	89,345	6,662
Decrease in restricted equity securities, net	4,135	2,562	834
(Increase)/decrease in federal funds sold	-	30	(3,220)
(Increase)/decrease in loans, net	(47,367)	88,084	97,615
Purchase of premises and equipment	(9,065)	(12,023)	(5,061)
Proceeds from sale of premises and equipment	593	1,169	1,582
Purchase of bank owned life insurance	(15,506)	-	-
Proceeds from sale of other real estate owned	56,962	52,359	48,288
Decrease in FDIC indemnification asset	135,324	37,388	29,949
Net cash proceeds received from (paid for) FDIC-assisted acquisitions	220,516	38,017	(187,683)
Net cash provided by investing activities	414,549	278,505	120,470
FINANCING ACTIVITIES, net of effects of business combinations			
Decrease in deposits	(384,638)	(255,848)	(255,160)
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	12,456	(30,519)	2,203
Repayment of other borrowings and debentures	(30,334)	(44,495)	(2,000)
Repurchase of warrant	(2,670)	-	-
Cash dividends on preferred stock	(2,642)	(2,635)	(2,636)
Cash dividends on common stock	-	-	(22)
Repurchase of preferred stock	(24,000)	-	-
Proceeds from issuance of common stock	-	-	85,270
Proceeds from exercise of stock options	3	28	150
Purchase of treasury shares	(235)	-	(19)
Net cash used in financing activities	(432,060)	(333,469)	(172,214)

AMERIS BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
Net increase (decrease) in cash and due from banks	14,728	(8,798)	(6,734)
Cash and due from banks at beginning of period	65,528	74,326	81,060
Cash and due from banks at end of period	$ 80,256	$ 65,528	$ 74,326
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid/(received) during the year for:			
Interest	$ 16,782	$ 29,155	$ 28,260
Income taxes	$ 2,563	$ (1,109)	$ (1,171)
NONCASH TRANSACTIONS			
Loans transferred to other real estate owned	$ 62,563	$ 65,515	$105,651
Assets acquired in business combinations	$450,056	$363,515	$742,394
Liabilities assumed in business combinations	$430,019	$336,648	$728,549
Change in unrealized gain (loss) on securities available for sale	$ 190	$ 4,627	$ (1,579)
Change in unrealized loss on cash flow hedge (interest rate floor)	$ -	$ (559)	$ (550)
Change in unrealized gain on cash flow hedge (interest rate swap)	$ (879)	$ (2,976)	$ 1,093

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ameris Bancorp (the "Company") is a financial holding company whose primary business is presently conducted by Ameris Bank, its wholly-owned banking subsidiary (the "Bank"). Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers concentrated in select markets in Georgia, Alabama, Florida and South Carolina. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets and the carrying value of our deferred tax assets. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed assets, management obtains independent appraisals for significant collateral or assets. In evaluating the Company's deferred tax assets, management considers the level of future revenues and their capacity to fully utilize the current levels of deferred tax assets.

Acquisition Accounting

Acquisitions are accounted for under the purchase method of accounting. Purchased assets and assumed liabilities are recorded at their estimated fair values as of the purchase date. Any identifiable intangible assets are also recorded at fair value. When the fair value of the assets purchased exceeds the fair value of liabilities assumed, it results in a "bargain purchase gain." If the consideration given exceeds the fair value of the net assets received, goodwill is recognized. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.

Purchased loans acquired in a business combination are recorded at estimated fair value on their purchase date and prohibit the carryover of the related allowance for loan losses. When the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments, the difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable discount. The Company must estimate expected cash flows at each reporting date. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows result in a reversal of the provision for loan losses to the extent of prior provisions and adjust accretable discount if no prior provisions have been made. This increase in accretable discount will have a positive impact on interest income. In addition, purchased loans without evidence of credit deterioration are also handled under this method.

All identifiable intangible assets that are acquired in a business combination are recognized at fair value on the acquisition date. Identifiable intangible assets are recognized separately if they arise from contractual or other legal rights or if they are separable (i.e., capable of being sold, transferred, licensed, rented, or exchanged separately from the entity). Because deposit liabilities and the related customer relationship intangible assets may be exchanged in a sale or exchange transaction, the intangible asset associated with the depositor relationship is considered identifiable.

Indemnification assets are recognized when the seller contractually indemnifies, in whole or in part, the buyer for a particular uncertainty. The recognition and measurement of an indemnification asset is based on the related indemnified item. That is, the acquirer recognizes an indemnification asset at the same time that it recognizes the indemnified item, measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount. Therefore, if the indemnification relates to an asset or a liability that is recognized at the acquisition date and measured at its acquisition-date fair value, the acquirer recognizes the indemnification asset at its acquisition-date fair value on the acquisition date. If an indemnification asset is measured at fair value, a separate valuation allowance is not necessary, because its fair value measurement will reflect any uncertainties in future cash flows. The loans purchased in FDIC-assisted transactions between 2009 and 2012 (American United Bank, United Security Bank, Satilla Community Bank, First Bank of Jacksonville, Tifton Banking Company, Darby Bank & Trust Co., High Trust Bank, One Georgia Bank and Central Bank of Georgia) are covered by loss-sharing agreements with the FDIC. The loans purchased in the FDIC-assisted transaction pertaining to Montgomery Bank & Trust in 2012 are not covered by loss-sharing agreements with the FDIC.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of the average daily required reserve was approximately $14.0 million and $12.2 million for the years ended 2012 and 2011, respectively.

Securities

The Company classifies its securities in one of three categories: (i) held to maturity, (ii) available for sale or (iii) trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale. At December 31, 2012 and 2011, all securities were classified as available for sale.

Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Trading securities are bought and held principally for the purpose of selling them in the near term. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported in other comprehensive income as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of shareholders' equity. These unrealized holding gains or losses are amortized into income over the remaining life of the security as an adjustment to the yield in a manner consistent with the amortization or accretion of the original purchase premium or discount on the associated security.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. A decline in the market value of any available-for-sale or held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security for the decline in value deemed to be credit related. The decline in value attributed to non-credit related factors is recognized in other comprehensive income.

In determining whether other-than-temporary impairment losses exist, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the Company's intent to sell the security and whether it is more likely than not that the Company would be required to sell the security prior to its anticipated recovery or maturity.

Mortgage Loans Held-for-Sale

At December 31, 2012, mortgage loans held-for-sale are carried at the estimated fair value, as determined by outstanding commitments from third party investors in the secondary market. Adjustments to reflect unrealized gains and losses resulting from changes in fair value of mortgage loans held-for-sale and realized gains and losses upon ultimate sale of the loans are classified as noninterest income in the Consolidated Statements of Operation. At December 31, 2011, mortgage loans held for sale were carried at the lower of cost or estimated market value and the cost of loans held-for-sale approximated fair value.

Loans

Loans are reported at their outstanding principal balances less unearned income, net of deferred fees and origination costs and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due, unless the loan is well-secured and in the process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collection of a loan's principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of various risks in the loan portfolio highlighted by historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component includes loans management considers impaired and other loans or groups of loans that management has classified with higher risk characteristics. For such loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. In general, estimated lives for buildings are up to 40 years, furniture and equipment useful lives range from three to 20 years and the lives of software and computer related equipment range from three to five years. Leasehold improvements are amortized over the life of the related lease, or the related assets, whichever is shorter. Expenditures for major improvements of the Company's premises and equipment are capitalized and depreciated over their estimated useful lives. Minor repairs, maintenance and improvements are charged to operations as incurred. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of the net assets purchased in business combinations. Goodwill is required to be tested annually for impairment or whenever events occur that may indicate that the recoverability of the carrying amount is not probable. In the event of an impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performs its annual test of impairment in the fourth quarter of each year.

Intangible assets consist of core deposit premiums acquired in connection with business combinations and are based on the established value of acquired customer deposits. The core deposit premium is initially recognized based on a valuation performed as of the consummation date and is amortized over an estimated useful life of three to ten years. Amortization periods are reviewed annually in connection with the annual impairment testing of goodwill.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Bank owned real estate includes land acquired directly by the Bank for its purpose and now held for sale at its fair value less estimated cost to sell. The carrying amount of bank owned real estate at December 31, 2012 and 2011 was $3.6 million. The Company does not hold any other real estate owned ("OREO") for investment purposes.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies.

The Company currently evaluates income tax positions judged to be uncertain. A loss contingency reserve is accrued if it is probable that the tax position will be challenged, it is probable that the future resolution of the challenge will confirm that a loss has been incurred, and the amount of such loss can be reasonably estimated.

Stock-Based Compensation

The Company accounts for its stock compensation plans using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The Company recorded approximately $1.0 million, $785,000 and $724,000 of stock-based compensation cost in 2012, 2011 and 2010, respectively.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of stockholders' equity.

Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the effect of the issuance of potential common shares that are dilutive and by the sum of the weighted-average number of shares of common stock outstanding. Potential common shares consist of stock options and warrants for the years ended December 31, 2012, 2011 and 2010, and are determined using the treasury stock method.

Presented below is a summary of the components used to calculate basic and diluted earnings per share:

	Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Net income (loss) available to common shareholders	$10,858	$ 17,852	$ (7,202)
Weighted average number of common shares outstanding	23,816	23,446	21,969
Effect of dilutive restricted grants	-	63	-
Effect of dilutive options	41	29	-
Weighted average number of common shares outstanding used to calculate diluted earnings per share	23,857	23,538	21,969

For the year ended December 31, 2012 and 2011, the Company has excluded 418,000 and 414,000, respectively, potential common shares with strike prices that would cause them to be anti-dilutive. Additionally, due to the net loss reported for the year ending December 31, 2010, the Company has excluded 628,000 of potential common shares as these would have been anti-dilutive.

Derivative Instruments and Hedging Activities

The goal of the Company's interest rate risk management process is to minimize the volatility in the net interest margin caused by changes in interest rates. Derivative instruments are used to hedge certain assets or liabilities as a part of this process. The Company is required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative. All derivative instruments are required to be carried at fair value on the balance sheet.

The Company's current hedging strategies involve utilizing interest rate swaps classified as cash flow hedges. Cash flows related to floating-rate assets and liabilities will fluctuate with changes in an underlying rate index. When effectively hedged, the increases or decreases in cash flows related to the floating rate asset or liability will generally be offset by changes in cash flows of the derivative instrument designated as a hedge. The fair value of derivatives is recognized as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of the effective portion of cash flow hedges is accounted for in other comprehensive income rather than net income.

The Company had a cash flow hedge with notional amount of $37.1 million at December 31, 2012 and 2011 for the purpose of converting the variable rate on the junior subordinated debentures to a fixed rate. The Company had cash flow hedges with notional amounts totaling $35.0 million at December 31, 2010 for the purpose of converting floating rate loans to a fixed rate. This cash flow hedge expired in August 2011. The fair value of these instruments amounted to approximately ($3.0 million) and ($2.0 million) as of December 31, 2012 and 2011, respectively, and was recorded as a liability. No hedge ineffectiveness from cash flow hedges was recognized in the statement of operations. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

Comprehensive Income

The Company's comprehensive income consists of net income, changes in the net unrealized holding gains and losses of securities available for sale, unrealized gain or loss on the effective portion of the cash flow hedge and the realized gain or loss recognized due to the sale or unwind of cash flow hedge prior to their contractual maturity date. These amounts are carried in other comprehensive income (loss) on the consolidated statements of stockholders' equity and are presented net of taxes.

New Accounting Standards

ASU 2012-06 – *Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution* ("ASU 2012-06"). When an entity recognizes an indemnification asset and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs as a result of a change in the cash flows expected to be collected on the indemnified asset, ASU 2012-06 requires the entity to recognize the change in the measurement of the indemnification asset on the same basis as the indemnified assets. Any amortization of changes in value of the indemnification asset should be limited to the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets. ASU 2012-06 is effective for fiscal years beginning on or after December 15, 2012 and early adoption is permitted. It is to be applied prospectively to any new indemnification assets acquired after the date of adoption and to indemnification assets existing as of the date of adoption arising from a government-assisted acquisition of a financial institution. It is not expected to have a material effect on the Company's results of operations, financial position or disclosures.

ASU 2011-04 - *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 generally represents clarifications of Topic 820, but also includes some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 was to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011 for public companies. It did not have a material impact on the Company's results of operations, financial position or disclosures.

ASU 2011-05 - *Amendments to Topic 220, Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 grants an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, ASU 2011-05 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and was to be adopted retrospectively. It did not have a material impact on the Company's results of operations, financial position or disclosures.

ASU 2011-08 – *Intangibles – Goodwill and Other (Topic 350) Testing Goodwill for Impairment* ("ASU 2011-08"). ASU 2011-08 grants an entity the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This conclusion can be used as a basis for determining whether it is necessary to perform the two-step goodwill impairment test required in Topic 350. ASU 2011-08 was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. It did not have a material impact on the Company's results of operations, financial position or disclosures.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentations.

NOTE 2. ASSETS ACQUIRED IN FDIC-ASSISTED ACQUISITIONS

From October 2009 through July 2012, the Company has participated in ten FDIC-assisted acquisitions (the "acquisitions") whereby the Company purchased certain failed institutions out of the FDIC's receivership. These institutions include:

Bank Acquired	Location:	Branches:	Date Acquired
American United Bank ("AUB")	Lawrenceville, Ga.	1	October 23, 2009
United Security Bank ("USB")	Sparta, Ga.	2	November 6, 2009
Satilla Community Bank ("SCB")	St. Marys, Ga.	1	May 14, 2010
First Bank of Jacksonville ("FBJ")	Jacksonville, Fl.	2	October 22, 2010
Tifton Banking Company ("TBC")	Tifton, Ga.	1	November 12, 2010
Darby Bank & Trust ("DBT")	Vidalia, Ga.	7	November 12, 2010
High Trust Bank ("HTB")	Stockbridge, Ga.	2	July 15, 2011
One Georgia Bank ("OGB")	Atlanta, Ga.	1	July 15, 2011
Central Bank of Georgia ("CBG")	Ellaville, Ga.	5	February 24, 2012
Montgomery Bank & Trust ("MBT")	Ailey, Ga.	2	July 6, 2012

The following table summarizes the total assets purchased and liabilities assumed, as well as key elements of the purchase and assumption agreements between the FDIC and the Bank (in thousands):

	AUB	USB	SCB	FBJ	TBC	DBT	HTB	OGB	CBG	MBT
Acquisition date	10/23/09	11/06/09	05/14/10	10/22/10	11/12/10	11/12/10	07/15/11	07/15/11	02/24/12	07/06/12
Assets, fair value	$ 120,994	$ 169,172	$ 84,342	$ 77,709	$ 132,036	$ 448,311	$ 197,463	$ 166,052	$ 293,189	$ 156,867
Deposits, fair value	$ 100,470	$ 141,094	$ 75,530	$ 71,869	$ 132,939	$ 386,958	$ 175,887	$ 136,101	$ 261,036	$ 156,699
Other borrowings	$ 7,802	$ 1,504	$ -	$ 2,613	$ -	$ 54,418	$ -	$ 21,107	$ 10,334	$ -
Discount bid	$ 19,645	$ 32,615	$ 14,395	$ 4,810	$ 3,973	$ 45,002	$ 33,500	$ 22,500	$ 33,900	$ -
Deposit premium	$ 262	$ 228	$ 92	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cash received/(paid)	$ 17,100	$ 24,200	$ (35,657)	$ 8,117	$ (10,251)	$(149,893)	$ 30,228	$ (5,658)	$ 31,900	$ 138,740
Gain/(Goodwill)	$ 12,445	$ 26,121	$ 8,208	$ 2,385	$ (956)	$ 4,211	$ 18,922	$ 7,945	$ 20,037	$ -
FDIC loss sharing – Tranche 1										
Cumulative Loss threshold	$ 38,000	$ 46,000	All losses	All losses	All losses	$ 131,772	All losses	All losses	All losses	n/a
Percentage retained by FDIC	80%	80%	80%	80%	80%	80%	80%	80%	80%	n/a
FDIC loss sharing – Tranche 2										
Cumulative Loss threshold	$ >38,000	$ >46,000	n/a	n/a	n/a	$ 193,068	n/a	n/a	n/a	n/a
Percentage retained by FDIC	95%	95%	n/a	n/a	n/a	30%	n/a	n/a	n/a	n/a
FDIC loss sharing – Tranche 3										
Cumulative Loss threshold	n/a	n/a	n/a	n/a	n/a	$>193,068	n/a	n/a	n/a	n/a
Percentage retained by FDIC	n/a	n/a	n/a	n/a	n/a	80%	n/a	n/a	n/a	n/a

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisitions (in thousands):

	AUB	USB	SCB	FBJ	TBC	DBT	HTB	OGB	CBG	MBT
Assets acquired										
Cash	$ 26,452	$ 41,490	$ (33,093)	$ 10,669	$ 4,862	$ (58,158)	$ 36,432	$ 1,585	$ 65,050	$ 155,466
Investment securities	10,242	8,335	10,814	7,343	7,060	105,562	14,770	28,891	39,920	-
Federal funds sold	-	2,605	12,661	5,690	-	-	-	5,070	-	-
Loans	56,482	83,646	68,751	40,454	92,568	261,340	84,732	74,843	124,782	1,218
Foreclosed property	2,165	8,069	2,012	1,816	3,472	22,026	10,272	7,242	6,177	-
FDIC loss share asset	24,200	21,640	22,400	11,307	22,807	112,404	49,485	45,488	52,654	-
Core deposit intangible	187	386	185	132	175	1,180	-	-	1,149	-
Other assets	1,266	3,001	612	298	1,092	3,957	1,772	2,933	3,457	183
Total assets acquired	$ 120,994	$ 169,172	$ 84,342	$ 77,709	$ 132,036	$ 448,311	$ 197,463	$ 166,052	$ 293,189	$ 156,867
Liabilities assumed										
Deposits	$ 100,470	$ 141,094	$ 75,530	$ 71,869	$ 132,939	$ 386,958	$ 175,887	$ 136,101	$ 261,036	$ 156,699
FHLB advances	7,802	1,504	-	2,613	-	2,724	-	21,107	10,334	-
Other liabilities	277	453	604	842	53	54,418	2,654	899	1,782	168
Total liabilities assumed	$ 108,549	$ 143,051	$ 76,134	$ 75,324	$ 132,992	$ 444,100	$ 178,541	$ 158,107	$ 273,152	$ 156,867
Net assets acquired	$ 12,445	$ 26,121	$ 8,208	$ 2,385	$ (956)	$ 4,211	$ 18,922	$ 7,945	$ 20,037	$ -

The results of operations of HTB, OGB, CBG and MBT subsequent to the acquisition date are included in the Company's consolidated statements of operations. The following unaudited pro forma information reflects the Company's estimated consolidated results of operations as if the acquisitions had occurred on December 31, 2011 and 2010, unadjusted for potential cost savings (in thousands).

	Year Ended December 31, Unaudited	
	2012	2011
Net interest income and noninterest income	$ 176,262	$ 187,826
Net loss	$ (10,233)	$ (17,744)
Net loss available to common shareholders	$ (13,810)	$ (20,985)
Loss per common share available to common shareholders – basic and diluted	$ (0.58)	$ (0.90)
Average number shares outstanding, basic	23,816	23,446
Average number shares outstanding, diluted	23,857	23,538

The CBG acquisition resulted in a gain of $20.0 million, before tax, which is included in the Company's December 31, 2012 consolidated statement of operations. Due to the difference in tax bases of the assets acquired and liabilities assumed, the Bank recorded a deferred tax liability of $7.0 million, resulting in an after-tax gain of $13.0 million during 2012. The MBT acquisition did not result in a gain or loss during 2012. The HTB and OGB acquisitions resulted in a gain of $26.9 million, before tax, which is included in the Company's December 31, 2011 consolidated statement of operations. Due to the difference in tax bases of the assets acquired and liabilities assumed, the Bank recorded a deferred tax liability of $9.4 million, resulting in an after-tax gain of $17.5 million during 2011. The SCB, FBJ and DBT acquisitions resulted in a gain of $14.8 million, before tax, which is included in the Company's December 31, 2010 consolidated statement of operations. Due to the difference in tax bases of the assets acquired and liabilities assumed, the Bank recorded a deferred tax liability of $5.2 million, resulting in an after-tax gain of $9.6 million during 2010. Based upon the acquisition date fair values of the net assets acquired, $956,000 of goodwill was recorded on the TBC acquisition in 2010.

The determination of the initial fair values of loans at the acquisition date and the initial fair values of the related FDIC indemnification assets involves a high degree of judgment and complexity. The carrying values of the acquired loans and the FDIC indemnification assets reflect management's best estimate of the fair value of each of these assets as of the date of acquisition. However, the amount that the Company realizes on these assets could differ materially from the carrying values reflected in the financial statements included in this report, based upon the timing and amount of collections on the acquired loans in future periods. Because of the loss-sharing agreements with the FDIC on these assets, the Company does not expect to incur any significant losses. To the extent the actual values realized for the acquired loans are different from the estimates, the indemnification assets will generally be affected in an offsetting manner due to the loss-sharing support from the FDIC.

FASB ASC 310 – 30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality* ("ASC 310"), applies to a loan with evidence of deterioration of credit quality since origination, acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. ASC 310 prohibits carrying over or creating an allowance for loan losses upon initial recognition for loans which fall under the scope of this statement. At the acquisition dates, a majority of these loans were valued based on the liquidation value of the underlying collateral because the future cash flows are primarily based on the liquidation of underlying collateral. There was no allowance for credit losses established related to these ASC 310 loans at the acquisition dates, based on the provisions of this statement. Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected. If the expected cash flows increase, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life. If the expected cash flows decrease, the Company records a provision for loan loss in its consolidated statement of operations.

Loans acquired for which it was probable at acquisition that all contractually required payments would not be collected are as follows.

The covered loans with deterioration of credit quality on the respective acquisition dates are presented in the following table:

	AUB	USB	SCB	FBJ	TBC	DBT	HTB	OGB	CBG	Total Loans with Deterioration of Credit Quality
					(Dollars in thousands)					
Construction and development	$ 16,513	$16,086	$8,976	$ 4,821	$ 2,435	$ 21,800	$ 6,508	$ 4,783	$15,038	$ 96,960
Real estate secured	8,460	3,987	16,422	13,279	20,305	111,973	67,497	35,621	56,847	334,391
Commercial, industrial, agricultural	12,102	769	73	886	7,134	5,379	153	9,263	1,256	37,015
Consumer	2	633	—	252	99	666	58	253	273	2,236
	$ 37,077	$21,475	$25,471	$19,238	$29,973	$139,818	$74,216	$49,920	$73,414	$ 470,602

The covered loans without deterioration of credit quality on the respective acquisition dates are presented in the following table:

	AUB	USB	SCB	FBJ	TBC	DBT	HTB	OGB	CBG	Total Loans without Deterioration of Credit Quality
					(Dollars in thousands)					
Construction and development	$ 991	$14,190	$ 7,824	$ 3,163	$ 4,513	$ 15,571	$ 53	$ 3,346	$ 5,507	$ 55,158
Real estate secured	3,583	37,100	33,160	17,040	34,056	91,097	9,423	19,716	32,751	277,926
Commercial, industrial, agricultural	14,393	6,135	1,568	526	22,260	11,891	242	1,471	6,288	64,774
Consumer	438	4,746	728	487	1,766	2,963	798	390	6,822	19,138
	$ 19,405	$62,171	$43,280	$21,216	$62,595	$121,522	$10,516	$24,923	$51,368	$ 416,996

The total covered loans on the respective acquisition dates are presented in the following table:

	AUB	USB	SCB	FBJ	TBC	DBT	HTB	OGB	CBG	Total Covered Loans
					(Dollars in thousands)					
Construction and development	$ 17,504	$30,276	$16,800	$ 7,984	$ 6,948	$ 37,371	$ 6,561	$ 8,129	$ 20,545	$ 152,118
Real estate secured	12,043	41,087	49,582	30,319	54,361	203,070	76,920	55,337	89,598	612,317
Commercial, industrial, agricultural	26,495	6,904	1,641	1,412	29,394	17,270	395	10,734	7,544	101,789
Consumer	440	5,379	728	739	1,865	3,629	856	643	7,095	21,374
	$ 56,482	$83,646	$68,751	$40,454	$92,568	$261,340	$84,732	$74,843	$124,782	$ 887,598

The following table presents the loans receivable (in thousands) at the acquisition date for loans with deterioration in credit quality.

2012 Acquisitions:	CBG	MBT	Total
	(Dollars in thousands)		
Contractually required principal payments receivable	$137,407	$ -	$ 137,407
Non-accretable difference	53,603	-	53,603
Present value of cash flows expected to be collected	83,804	-	83,804
Accretable difference	10,390	-	10,390
Fair value of loans acquired with deterioration of credit quality	$ 73,414	$ -	$ 73,414

2011 Acquisitions:	HTB	OGB	Total
	(Dollars in thousands)		
Contractually required principal payments receivable	$136,928	$104,858	$ 241,786
Non-accretable difference	49,447	45,629	95,076
Present value of cash flows expected to be collected	87,481	59,229	146,710
Accretable difference	13,265	9,309	22,574
Fair value of loans acquired with deterioration of credit quality	$ 74,216	$49,920	$ 124,136

2010 Acquisitions:	SCB	FBJ	TBC	DBT	Total
	(Dollars in thousands)				
Contractually required principal payments receivable	$ 49,864	$ 29,474	$ 51,908	$ 225,262	$ 356,508
Non-accretable difference	22,885	6,672	20,569	56,637	106,763
Present value of cash flows expected to be collected	26,979	22,802	31,339	168,625	249,745
Accretable difference	1,508	3,564	1,366	28,807	35,245
Fair value of loans acquired with deterioration of credit quality	$ 25,471	$ 19,238	$ 29,973	$ 139,818	$ 214,500

2009 Acquisitions:	AUB	USB	Total
	(Dollars in thousands)		
Contractually required principal payments receivable	$ 65,438	$ 44,372	$ 109,810
Non-accretable difference	26,416	21,292	47,708
Present value of cash flows expected to be collected	39,022	23,080	62,102
Accretable difference	1,945	1,605	3,550
Fair value of loans acquired with deterioration of credit quality	$ 37,077	$ 21,475	$ 58,552

The following table summarizes components of all covered assets at December 31, 2012 and 2011 and their origin:

	Covered loans	Less: Credit risk adjustments	Less: Liquidity and rate adjustments	Total covered loans	OREO	Less: Fair value adjustments	Total covered OREO	Total covered assets	FDIC indemnification asset
				(Dollars in thousands)					
As of December 31, 2012:									
AUB	$ 27,169	$ 2,481	$ -	$ 24,688	$ 10,636	$ 102	$ 10,534	$ 35,222	$ 2,905
USB	27,286	4,320	-	22,966	7,087	99	6,988	29,954	6,619
SCB	41,389	3,285	-	38,104	10,686	654	10,032	48,136	6,133
FBJ	32,574	6,204	27	26,343	3,260	526	2,734	29,077	6,589
DBT	169,527	41,631	207	127,689	30,395	2,160	28,235	155,924	47,012
TBC	46,796	4,979	173	41,644	11,089	1,381	9,708	51,352	8,073
HTB	90,602	16,072	52	74,478	13,980	4,954	9,026	83,504	20,020
OGB	81,908	17,127	136	64,645	9,168	4,078	5,090	69,735	16,871
CBG	124,200	36,884	161	87,155	9,046	3,120	5,926	93,081	45,502
Total	$ 641,451	$ 132,983	$ 756	$ 507,712	$ 105,347	$ 17,074	$ 88,273	$ 595,985	$ 159,724
As of December 31, 2011:									
AUB	$ 34,242	$ 3,236	$ -	$ 31,006	$ 11,100	$ -	$ 11,100	$ 42,106	$ 7,271
USB	51,409	5,259	50	46,100	7,445	50	7,395	53,495	10,648
SCB	56,780	5,779	155	50,846	10,635	500	10,135	60,981	6,527
FBJ	40,106	7,473	92	32,541	2,370	641	1,729	34,270	8,551
DBT	260,883	68,757	703	191,423	28,947	2,763	26,184	217,607	105,528
TBC	79,586	14,358	331	64,897	8,441	1,274	7,167	72,064	18,628
HTB	110,899	28,024	73	82,802	20,132	10,171	9,961	92,763	48,289
OGB	105,285	33,221	190	71,874	12,615	7,669	4,946	76,820	36,952
Total	$ 739,190	$ 166,107	$ 1,594	$ 571,489	$ 101,685	$ 23,068	$ 78,617	$ 650,106	$ 242,394

On the dates of acquisition, the Company estimated the future cash flows on each individual loan and made the necessary adjustments to reflect the asset at fair value. At each quarter end subsequent to the acquisition dates, the Company revises the estimates of future cash flows based on current information. The adjustments to estimated cash flows are performed on a loan-by-loan basis and have resulted in the following:

Total Amounts	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Adjustments needed where the Company's initial estimate of cash flows were underestimated: (recorded with a reclassification from non-accretable difference to accretable discount)	$ 23,050	$ 22,031
Adjustments needed where the Company's initial estimate of cash flows were overstated: (recorded through a provision for loan losses)	$ 13,190	$ 11,940

Amounts reflected in the Company's Statement of Operations	December 31, 2012	December 31, 2011
	(Dollars in thousands)	
Adjustments needed where the Company's initial estimate of cash flows were underestimated: (recorded with a reclassification from non-accretable difference to accretable discount)	$ 4,610	$ 4,406
Adjustments needed where the Company's initial estimate of cash flows were overstated: (recorded through a provision for loan losses)	$ 2,638	$ 2,388

A rollforward of acquired loans with deterioration of credit quality for the years ended December 31, 2012 and 2011 is shown below:

	2012	2011
	(Dollars in thousands)	
Balance, beginning of year	$ 307,790	$ 252,535
Change in estimate of cash flows, net of charge-offs or recoveries	(17,712)	(25,787)
Additions due to acquisitions	73,414	124,136
Other (loan payments, transfers, etc.)	(80,755)	(43,094)
Balance, end of year	$ 282,737	$ 307,790

A rollforward of acquired loans without deterioration of credit quality for the years ended December 31, 2012 and 2011 is shown below:

	2012	2011
	(Dollars in thousands)	
Balance, beginning of year	$ 266,966	$ 302,456
Change in estimate of cash flows, net of charge-offs or recoveries	1,376	(11,604)
Additions due to acquisitions	51,368	35,439
Other (loan payments, transfers, etc.)	(91,108)	(59,325)
Balance, end of year	$ 228,602	$ 266,966

The following is a summary of changes in the accretable discounts of acquired loans during the years ended December 31, 2012 and 2011:

	2012	2011
	(Dollars in thousands)	
Balance, beginning of year	$29,537	$37,383
Additions due to acquisitions	9,863	24,094
Accretion	(45,752)	(36,519)
Other activity, net	23,050	4,579
Balance, end of year	$16,698	$ 29,537

The loss-sharing agreements are subject to the servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss-sharing agreements were recorded as an indemnification asset at their estimated fair values of $52.7 million and $95.0 million on the 2012 and 2011 acquisition dates, respectively. Changes in the FDIC loss-share receivable are as follows:

	For the Years Ended December 31,	
	2012	2011
	(Dollars in Thousands)	
Beginning balance	$242,394	$177,187
Indemnification asset recorded in acquisitions	52,654	94,973
Payments received from FDIC	(128,730)	(36,813)
Effect of change in expected cash flows on covered assets	(6,594)	7,047
Ending balance	$159,724	$242,394

NOTE 3. SECURITIES

The amortized cost and estimated fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
December 31, 2012:				
U.S. Government sponsored agencies	$ 6,605	$ 271	$ (6)	$ 6,870
State, county and municipal securities	109,736	4,864	(210)	114,390
Corporate debt securities	10,545	330	(547)	10,328
Mortgage-backed securities	209,824	5,701	(204)	215,321
Total debt securities	$336,710	$ 11,166	$ (967)	$346,909
December 31, 2011:				
U.S. Government sponsored agencies	$ 14,670	$ 267	$ -	$ 14,937
State, county and municipal securities	75,665	3,558	(90)	79,133
Corporate debt securities	11,640	167	(406)	11,401
Mortgage-backed securities	228,085	6,559	(148)	234,496
Total debt securities	$330,060	$ 10,551	$ (644)	$339,967

The following table shows the gross unrealized losses and estimated fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2012 and 2011.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in Thousands)					
December 31, 2012:						
U. S. Government sponsored agencies	$ 4,994	$ (6)	$ -	$ -	$ 4,994	$ (6)
State, county and municipal securities	15,595	(199)	505	(11)	16,100	(210)
Corporate debt securities	-	-	4,560	(547)	4,560	(547)
Mortgage-backed securities	23,951	(181)	3,617	(23)	27,568	(204)
Total temporarily impaired securities	$ 44,540	$ (386)	$8,682	$ (581)	$ 53,222	$ (967)
December 31, 2011:						
U. S. Government sponsored agencies	$ -	$ -	$ -	$ -	$ -	$ -
State, county and municipal securities	10,134	(90)	-	-	10,134	(90)
Corporate debt securities	100	-	6,681	(406)	6,781	(406)
Mortgage-backed securities	20,929	(148)	-	-	20,929	(148)
Total temporarily impaired securities	$ 31,163	$ (238)	$6,681	$ (406)	$ 37,844	$ (644)

Additional information concerning the Company's investments in corporate debt securities is included in the following table.

Class	Amortized Cost	Estimated Fair Value	Average Maturity (years)	Average Book Yield
	(Dollars in Thousands)			
Subordinated debt	$ 3,438	$ 3,768	3.8	6.16%
Preferred securities	7,107	6,560	16.9	6.61%
Total	$ 10,545	$ 10,328	12.6	6.46%

During 2012 and 2011, the Company received timely and current interest and principal payments on all of the securities classified as corporate debt securities, except for one security that began deferring interest during the fourth quarter of 2010. The Company's investments in subordinated debt include investments in regional and super-regional banks on which the Company prepares regular analysis through review of financial information or credit ratings. Investments in preferred securities are also concentrated in the preferred obligations of regional and super-regional banks through non-pooled investment structures. The Company did not have investments in "pooled" trust preferred securities at December 31, 2012 or 2011.

Management and the Company's Asset and Liability Committee (the "ALCO Committee") evaluate securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. While the majority of the unrealized losses on debt securities relate to changes in interest rates, corporate debt securities have also been affected by reduced levels of liquidity and higher risk premiums. Occasionally, management engages independent third parties to evaluate the Company's position in certain corporate debt securities to aid management and the ALCO Committee in its determination regarding the status of impairment. The Company believes that each investment poses minimal credit risk and further, that the Company does not intend to sell these investment securities at an unrealized loss position at December 31, 2012, and it is more likely than not that the Company will not be required to sell these securities prior to recovery or maturity. Therefore, at December 31, 2012, these investments are not considered impaired on an other-than-temporary basis.

At December 31, 2012 and 2011, all of the Company's mortgage-backed securities were obligations of government-sponsored agencies.

The amortized cost and estimated fair value of debt securities available for sale as of December 31, 2012, by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Estimated Fair Value
	(Dollars in Thousands)	
Due in one year or less	$ 4,499	$ 4,528
Due from one year to five years	23,499	24,331
Due from five to ten years	59,376	62,815
Due after ten years	39,512	39,914
Mortgage-backed securities	209,824	215,321
	$ 336,710	$ 346,909

Securities with a carrying value of approximately $240.5 million and $216.6 million at December 31, 2012 and 2011, respectively, serve as collateral to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Gross gains on sales of securities	$ 420	$ 1,401	$ 201
Gross losses on sales of securities	(98)	(1,163)	(1)
Net realized gains on sales of securities available for sale	$ 322	$ 238	$ 200

NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans

The Bank engages in a full complement of lending activities, including real estate-related loans, agriculture-related loans, commercial and financial loans and consumer installment loans within select markets in Georgia, Alabama, Florida and South Carolina. The Bank concentrates the majority of its lending activities in real estate loans. While risk of loss in the Company's portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may increase due to factors beyond the Company's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the real estate portfolio.

A substantial portion of the Bank's loans are secured by real estate in the Bank's primary market area. In addition, a substantial portion of the OREO is located in those same markets. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of OREO are susceptible to changes in real estate conditions in the Bank's primary market area.

Commercial, financial and agricultural loans include both secured and unsecured loans for working capital, expansion, crop production, and other business purposes. Short-term working capital loans are secured by non-real estate collateral such as accounts receivable, crops, inventory and equipment. The Company evaluates the financial strength, cash flow, management, credit history of the borrower and the quality of the collateral securing the loan. The Bank often requires personal guarantees and secondary sources of repayment on commercial, financial and agricultural loans.

Real estate loans include construction and development loans, commercial and farmland loans and residential loans. Construction and development loans include loans for the development of residential neighborhoods, construction of one-to-four family residential construction loans to builders and consumers, and commercial real estate construction loans, primarily for owner-occupied properties. The Company limits its construction lending risk through adherence to established underwriting procedures. Commercial real estate loans include loans secured by owner-occupied commercial buildings for office, storage, retail, farmland and warehouse space. They also include non-owner occupied commercial buildings such as leased retail and office space. Commercial real estate loans may be larger in size and may involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties. The Company's residential loans represent permanent mortgage financing and are secured by residential properties located within the Bank's market areas.

Consumer installment loans and other loans include automobile loans, boat and recreational vehicle financing, and both secured and unsecured personal loans. Consumer loans carry greater risks than other loans, as the collateral can consist of rapidly depreciating assets such as automobiles and equipment that may not provide an adequate source of repayment of the loan in the case of default.

Loans are stated at unpaid balances, net of unearned income and deferred loan fees. Balances within the major loans receivable categories are presented in the following table:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Commercial, financial & agricultural	$ 174,217	$ 142,960
Real estate – construction & development	114,199	130,270
Real estate – commercial & farmland	732,322	672,765
Real estate – residential	346,480	330,727
Consumer installment	40,178	37,296
Other	43,239	18,068
	1,450,635	1,332,086
Allowance for loan losses	23,593	35,156
Loans, net	$1,427,042	$1,296,930

Covered loans are defined as loans that were acquired in FDIC-assisted transactions that are covered by a loss-sharing agreement with the FDIC. Covered loans totaling $507.7 million and $571.5 million at December 31, 2012 and 2011, respectively, are not included in the above schedule.

Covered loans are shown below according to loan type as of the end of the years shown:

	2012	2011
	(Dollars in Thousands)	
Commercial, financial & agricultural	$ 32,606	$ 41,867
Real estate – construction & development	70,184	77,077
Real estate – commercial & farmland	278,506	321,257
Real estate – residential	125,056	127,644
Consumer installment loans	1,360	3,644
	$507,712	$571,489

Nonaccrual and Past Due Loans

A loan is placed on non-accrual status when, in management's judgment, the collection of the interest income appears doubtful. Interest receivable that has been accrued and is subsequently determined to have doubtful collectability is charged to interest income. Interest on loans that are classified as non-accrual is recognized when received. Past due loans are loans whose principal or interest is past due 90 days or more. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms. Non-covered loans on nonaccrual status amounted to approximately $38.9 million, $70.8 million and $79.3 million at December 31, 2012, 2011 and 2010, respectively.

The following table presents an analysis of non-covered loans accounted for on a nonaccrual basis:

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Commercial, financial & agricultural	$ 4,138	$ 3,987	$ 8,648	$ 4,774	$ 4,810
Real estate – construction & development	9,281	15,020	7,887	15,787	10,522
Real estate – commercial & farmland	11,962	35,385	55,170	67,172	44,235
Real estate – residential	12,595	15,498	6,376	6,965	4,730
Consumer installment loans	909	933	1,208	1,433	1,117
Total	$ 38,885	$ 70,823	$ 79,289	$ 96,131	$ 65,414

The following table presents an analysis of covered loans accounted for on a nonaccrual basis:

	December 31,				
	2012	2011	2010	2009	2008
	(Dollars in Thousands)				
Commercial, financial & agricultural	$ 10,765	$ 11,952	$ 5,756	$ 1,398	$ -
Real estate – construction & development	20,027	30,977	25,810	9,155	-
Real estate – commercial & farmland	55,946	75,458	29,519	8,109	-
Real estate – residential	28,672	41,139	25,946	4,602	-
Consumer installment loans	302	473	1,122	2,527	-
Total	$115,712	$159,999	$ 88,153	$ 25,791	$ -

The following table presents an analysis of non-covered past due loans as of December 31, 2012 and 2011.

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
	(Dollars in Thousands)						
As of December 31, 2012:							
Commercial, financial & agricultural	$ 258	$ 312	$ 3,969	$ 4,539	$ 169,678	$ 174,217	$ -
Real estate – construction & development	347	332	8,969	9,648	104,551	114,199	-
Real estate – commercial & farmland	2,867	2,296	9,544	14,707	717,615	732,322	-
Real estate – residential	7,651	2,766	10,990	21,407	325,073	346,480	-
Consumer installment loans	702	391	815	1,908	38,270	40,178	-
Other	-	-	-	-	43,239	43,239	-
Total	$11,825	$ 6,097	$34,287	$52,209	$1,398,426	$1,450,635	$ -

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
	(Dollars in Thousands)						
As of December 31, 2011:							
Commercial, financial & agricultural	$ 1,103	$ 705	$ 3,975	$ 5,783	$ 137,177	$ 142,960	$ -
Real estate – construction & development	2,395	1,507	13,608	17,510	112,760	130,270	-
Real estate – commercial & farmland	6,686	7,071	32,953	46,710	626,055	672,765	-
Real estate – residential	5,229	4,995	12,874	23,098	307,629	330,727	-
Consumer installment loans	963	305	725	1,993	35,303	37,296	-
Other	-	-	-	-	18,068	18,068	-
Total	$16,376	$14,583	$64,135	$95,094	$1,236,992	$1,332,086	$ -

The following table presents an analysis of covered past due loans as of December 31, 2012 and 2011:

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
	(Dollars in Thousands)						
As of December 30, 2012:							
Commercial, financial & agricultural	$ 2,390	$ 1,105	$ 10,612	$ 14,107	$ 18,499	$ 32,606	$ 98
Real estate – construction & development	1,584	2,592	19,656	23,832	46,352	70,184	1,077
Real estate – commercial & farmland	11,451	7,373	52,570	71,394	207,112	278,506	1,347
Real estate – residential	6,066	3,396	24,976	34,438	90,618	125,056	779
Consumer installment loans	45	13	258	316	1,044	1,360	-
Total	$ 21,536	$ 14,479	$ 108,072	$ 144,087	$ 363,625	$ 507,712	$ 3,301

	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans 90 or More Days Past Due	Total Loans Past Due	Current Loans	Total Loans	Loans 90 Days or More Past Due and Still Accruing
	(Dollars in Thousands)						
As of December 31, 2011:							
Commercial, financial & agricultural	$ 968	$ 4,297	$ 11,253	$ 16,518	$ 25,349	$ 41,867	$ -
Real estate – construction & development	2,444	1,318	27,867	31,629	45,448	77,077	-
Real estate – commercial & farmland	18,282	8,544	64,091	90,917	230,340	321,257	165
Real estate – residential	3,485	1,493	35,950	40,928	86,716	127,644	290
Consumer installment loans	127	270	440	837	2,807	3,644	-
Total	$ 25,306	$ 15,922	$ 139,601	$ 180,829	$ 390,660	$ 571,489	$ 455

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower's capacity to pay, which includes such factors as the borrower's current financial statements, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as guarantor support and collateral value. Impaired loans include loans on nonaccrual status and troubled debt restructurings. The Company individually assesses for impairment all nonaccrual loans greater than $200,000 and rated substandard or worse and all troubled debt restructurings greater than $100,000. If a loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

The following is a summary of information pertaining to non-covered impaired loans:

	As of and For the Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Nonaccrual loans	$ 38,885	$ 70,823	$ 79,289
Troubled debt restructurings not included above	18,744	17,951	21,972
Total impaired loans	$ 57,629	$ 88,774	$ 101,261
Impaired loans not requiring a related allowance	$ -	$ -	$ -
Impaired loans requiring a related allowance	$ 57,629	$ 88,774	$ 101,261
Allowance related to impaired loans	$ 5,115	$ 18,478	$ 16,688
Average investment in impaired loans	$ 70,209	$ 88,320	$ 103,776
Interest income recognized on impaired loans	$ 495	$ 637	$ 545
Foregone interest income on impaired loans	$ 718	$ 613	$ 3,828

The following table presents an analysis of information pertaining to non-covered impaired loans as of December 31, 2012 and 2011.

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
	(Dollars in Thousands)					
As of December 31, 2012:						
Commercial, financial & agricultural	$ 8,024	$ -	$ 4,940	$ 4,940	$ 743	$ 4,968
Real estate – construction & development	20,316	-	11,016	11,016	910	11,706
Real estate – commercial & farmland	25,076	-	20,910	20,910	2,191	30,638
Real estate – residential	24,155	-	19,848	19,848	1,246	21,813
Consumer installment loans	1,187	-	915	915	25	1,084
Total	$ 78,758	$ -	$ 57,629	$ 57,629	$ 5,115	$ 70,209

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
	(Dollars in Thousands)					
As of December 31, 2011:						
Commercial, financial & agricultural	$ 9,592	$ -	$ 5,110	$ 5,110	$ 1,366	$ 5,700
Real estate – construction & development	21,893	-	15,672	15,672	4,053	18,667
Real estate – commercial & farmland	48,688	-	45,006	45,006	8,331	42,192
Real estate – residential	25,309	-	22,053	22,053	4,499	21,081
Consumer installment loans	1,056	-	933	933	229	680
Total	$ 106,538	$ -	$ 88,774	$ 88,774	$ 18,478	$ 88,320

The following is a summary of information pertaining to covered impaired loans:

	As of and For the Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Nonaccrual loans	$ 115,712	$ 159,999	$ 88,153
Troubled debt restructurings not included above	19,194	19,884	169
Total impaired loans	$ 134,906	$ 179,883	$ 88,322
Impaired loans not requiring a related allowance	$ 134,906	$ 179,883	$ 88,322
Impaired loans requiring a related allowance	$ -	$ -	$ -
Allowance related to impaired loans	$ -	$ -	$ -
Average investment in impaired loans	$ 163,825	$ 138,950	$ 44,184
Interest income recognized on impaired loans	$ 849	$ 526	$ 6
Foregone interest income on impaired loans	$ 491	$ 202	$ 1,251

The following table presents an analysis of information pertaining to covered impaired loans as of December 31, 2012 and 2011.

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
	(Dollars in Thousands)					
As of December 31, 2012:						
Commercial, financial & agricultural	$ 15,888	$ 10,802	$ -	$ 10,802	$ -	$ 12,506
Real estate – construction & development	30,979	23,236	-	23,236	-	29,970
Real estate – commercial & farmland	84,124	64,231	-	64,231	-	78,790
Real estate – residential	45,464	36,335	-	36,335	-	42,061
Consumer installment loans	373	302	-	302	-	498
Total	$176,828	$134,906	$ -	$134,906	$ -	$163,825

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
	(Dollars in Thousands)					
As of December 31, 2011:						
Commercial, financial & agricultural	$ 21,352	$ 12,027	$ -	$ 12,027	$ -	$ 10,210
Real estate – construction & development	47,005	34,363	-	34,363	-	30,610
Real estate – commercial & farmland	106,953	84,740	-	84,740	-	56,607
Real estate – residential	68,411	48,280	-	48,280	-	40,675
Consumer installment loans	623	473	-	473	-	848
Total	$244,344	$179,883	$ -	$179,883	$ -	$138,950

Credit Quality Indicators

The Company uses a nine category risk grading system to assign a risk grade to each loan in the portfolio. Following is a description of the general characteristics of the grades:

Grade 10 – Prime Credit – This grade represents loans to the Company's most creditworthy borrowers or loans that are secured by cash or cash equivalents.

Grade 15 – Good Credit – This grade includes loans that exhibit one or more characteristics better than that of a *Satisfactory Credit*. Generally, debt service coverage and borrower's liquidity is materially better than required by the Company's loan policy.

Grade 20 – Satisfactory Credit – This grade is assigned to loans to borrowers who exhibit satisfactory credit histories, contain acceptable loan structures and demonstrate ability to repay.

Grade 23 – Performing, Under-Collateralized Credit – This grade is assigned to loans that are currently performing and supported by adequate financial information that reflects repayment capacity, but exhibits a loan-to-value ratio greater than 110%, based on a documented collateral valuation.

Grade 25 – Minimum Acceptable Credit – This grade includes loans which exhibit all the characteristics of a *Satisfactory Credit*, but warrant more than normal level of banker supervision due to (i) circumstances which elevate the risks of performance (such as start-up operations, untested management, heavy leverage, interim losses); (ii)adverse, extraordinary events that have affected, or could affect, the borrower's cash flow, financial condition, ability to continue operating profitability or refinancing (such as death of principal, fire, divorce); (iii) loans that require more than the normal servicing requirements (such as any type of construction financing, acquisition and development loans, accounts receivable or inventory loans and floor plan loans); (iv) existing technical exceptions which raise some doubts about the Bank's perfection in its collateral position or the continued financial capacity of the borrower; or (v) improvements in formerly criticized borrowers, which may warrant banker supervision.

Grade 30 – Other Asset Especially Mentioned – This grade includes loans that exhibit potential weaknesses that deserve management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

Grade 40 – Substandard – This grade represents loans which are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. These assets exhibit a well-defined weakness or are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. These weaknesses may be characterized by past due performance, operating losses or questionable collateral values.

Grade 50 – Doubtful – This grade includes loans which exhibit all of the characteristics of a substandard loan with the added provision that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or improbable.

Grade 60 – Loss – This grade is assigned to loans which are considered uncollectible and of such little value that their continuance as active assets of the Bank is not warranted. This classification does not mean that the loss has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing it off.

The following table presents the non-covered loan portfolio by risk grade as of December 31, 2012 and 2011.

As of December 31, 2012:

Risk Grade	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans	Other	Total
	(Dollars in Thousands)						
10	$ 24,623	$ -	$ 309	$ 464	$ 7,597	$ -	$ 32,993
15	11,316	4,373	147,966	71,254	1,591	-	236,500
20	79,522	31,413	351,997	114,418	21,361	43,239	641,950
23	42	8,521	9,012	13,788	70	-	31,433
25	49,071	52,577	176,395	113,591	7,576	-	399,210
30	2,343	3,394	19,401	9,672	488	-	35,298
40	7,200	13,765	27,242	23,292	1,495	-	72,994
50	100	156	-	1	-	-	257
60	-	-	-	-	-	-	-
Total	$ 174,217	$ 114,199	$ 732,322	$ 346,480	$ 40,178	$43,239	$ 1,450,635

As of December 31, 2011:

Risk Grade	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans	Other	Total
	(Dollars in Thousands)						
10	$ 17,213	$ 20	$ 235	$ 252	$ 6,210	$ -	$ 23,930
15	15,379	5,391	151,068	88,586	1,065	-	261,489
20	60,631	32,654	272,241	80,989	20,781	18,068	485,364
23	32	7,994	10,679	10,997	28	-	29,730
25	42,815	62,029	163,554	110,786	7,181	-	386,365
30	2,509	2,027	21,490	15,001	557	-	41,584
40	4,258	19,864	53,498	23,867	1,460	-	102,947
50	123	291	-	249	14	-	677
60	-	-	-	-	-	-	-
Total	$ 142,960	$ 130,270	$ 672,765	$ 330,727	$ 37,296	$18,068	$ 1,332,086

The following table presents the covered loan portfolio by risk grade as of December 31, 2012 and 2011.

As of December 31, 2012:

Risk Grade	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans	Other	Total
	(Dollars in Thousands)						
10	$ -	$ -	$ -	$ -	$ -	$ -	$ -
15	-	39	1,640	644	-	-	2,323
20	3,997	12,194	37,098	31,337	292	-	84,918
23	28	1,174	9,576	2,052	-	-	12,830
25	10,013	19,216	114,849	40,194	558	-	184,830
30	4,294	7,214	38,665	11,883	50	-	62,106
40	14,274	30,347	76,678	38,946	460	-	160,705
50	-	-	-	-	-	-	-
60	-	-	-	-	-	-	-
Total	$ 32,606	$ 70,184	$ 278,506	$ 125,056	$ 1,360	$ -	$ 507,712

As of December 31, 2011:

Risk Grade	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans	Other	Total
	(Dollars in Thousands)						
10	$ 442	$ -	$ -	$ 1,329	$ 768	$ -	$ 2,539
15	29	52	1,755	586	14	-	2,436
20	4,807	5,751	26,211	19,216	687	-	56,672
23	-	1,177	3,262	1,038	-	-	5,477
25	15,531	21,142	137,981	43,606	1,308	-	219,568
30	5,882	10,654	49,642	12,374	172	-	78,724
40	15,176	38,273	102,406	49,495	695	-	206,045
50	-	28	-	-	-	-	28
60	-	-	-	-	-	-	-
Total	$ 41,867	$ 77,077	$ 321,257	$ 127,644	$ 3,644	$ -	$ 571,489

Troubled Debt Restructurings

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the Company has granted a concession. Concessions may include interest rate reductions to below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The Company has exhibited the greatest success for rehabilitation of the loan by a reduction in the rate alone (maintaining the amortization of the debt) or a combination of a rate reduction and the forbearance of previously past due interest or principal. This has most typically been evidenced in certain commercial real estate loans whereby a disruption in the borrower's cash flow resulted in an extended past due status, of which the borrower was unable to catch up completely as the cash flow of the property ultimately stabilized at a level lower than its original level. A reduction in rate, coupled with a forbearance of unpaid principal and/or interest, allowed the net cash flows to service the debt under the modified terms.

The Company's policy requires a restructure request to be supported by a current, well-documented credit evaluation of the borrower's financial condition and a collateral evaluation that is no older than six months from the date of the restructure. Key factors of that evaluation include the documentation of current, recurring cash flows, support provided by the guarantor(s) and the current valuation of the collateral. If the appraisal in file is older than six months, an evaluation must be made as to the continued reasonableness of the valuation. For certain income-producing properties, current rent rolls and/or other income information can be utilized to support the appraisal valuation, when coupled with documented cap rates within our markets and a physical inspection of the collateral to validate the current condition.

The Company's policy states in the event a loan has been identified as a troubled debt restructuring, it should be assigned a grade of substandard and placed on nonaccrual status until such time that the borrower has demonstrated the ability to service the loan payments based on the restructured terms – generally defined as six months of satisfactory payment history. Missed payments under the original loan terms are not considered under the new structure; however, subsequent missed payments are considered non-performance and are not considered toward the six month required term of satisfactory payment history. The Company's loan policy states that a nonaccrual loan may be returned to accrual status when (i) none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (ii) when it otherwise becomes well secured and in the process of collection. Restoration to accrual status on any given loan must be supported by a well-documented credit evaluation of the borrower's financial condition and the prospects for full repayment, approved by the Company's Senior Credit Officer.

In the normal course of business, the Company renews loans with a modification of the interest rate or terms that are not deemed as troubled debt restructurings because the borrower is not experiencing financial difficulty. The Company modified loans in 2012 and 2011 totaling $40.3 million and $37.2 million, respectively, under such parameters. In addition, the Company offers consumer loan customers an annual skip-a-pay program that is based on certain qualifying parameters and not based on financial difficulties. The Company does not treat these as troubled debt restructurings.

The following table presents the amount of troubled debt restructurings by loan class, classified separately as accrual and non-accrual at December 31, 2012 and 2011.

As of December 31, 2012	Accruing Loans		Non-Accruing Loans	
Loan class:	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial & agricultural	5	$ 802	-	$ -
Real estate – construction & development	5	1,735	-	-
Real estate – commercial & farmland	16	8,947	3	4,149
Real estate – residential	28	7,254	2	1,022
Consumer installment	1	6	-	-
Total	55	$ 18,744	5	$ 5,171

As of December 31, 2011	Accruing Loans		Non-Accruing Loans	
Loan class:	#	Balance (in thousands)	#	Balance (in thousands)
Real estate – construction & development	6	$ 1,774	5	$ 2,122
Real estate – commercial & farmland	14	9,622	2	4,737
Real estate – residential	19	6,555	4	1,296
Total	39	$ 17,951	11	$ 8,155

The following table presents the amount of troubled debt restructurings by loan class, classified separately as those currently paying under restructured terms and those that have defaulted under restructured terms at December 31, 2012 and 2011.

As of December 31, 2012	Loans Currently Paying Under Restructured Terms		Loans that have Defaulted Under Restructured Terms	
Loan class:	#	Balance (in thousands)	#	Balance (in thousands)
Commercial, financial & agricultural	5	$ 802	-	$ -
Real estate – construction & development	5	1,735	-	-
Real estate – commercial & farmland	16	8,947	3	4,149
Real estate – residential	28	7,254	2	1,022
Consumer installment	-	-	1	6
Total	54	$ 18,738	6	$ 5,177

As of December 31, 2011	Loans Currently Paying Under Restructured Terms		Loans that have Defaulted Under Restructured Terms	
Loan class:	#	Balance (in thousands)	#	Balance (in thousands)
Real estate – construction & development	7	$ 2,897	4	$ 999
Real estate – commercial & farmland	15	11,695	1	2,664
Real estate – residential	20	6,862	3	989
Total	42	$ 21,454	8	$ 4,652

The following table presents the amount of troubled debt restructurings by types of concessions made, classified separately as accrual and non-accrual at December 31, 2012 and 2011.

As of December 31, 2012	Accruing Loans		Non-Accruing Loans	
Type of Concession:	#	Balance (in thousands)	#	Balance (in thousands)
Forbearance of Interest	2	$ 1,873	-	$ -
Forgiveness of Principal	3	1,518	1	372
Payment Modification Only	2	376	-	-
Rate Reduction Only	11	7,075	1	177
Rate Reduction, Forbearance of Interest	18	4,061	2	3,420
Rate Reduction, Forbearance of Principal	18	3,798	-	-
Rate Reduction, Payment Modification	1	43	1	1,202
Total	55	$ 18,744	5	$ 5,171

As of December 31, 2011	Accruing Loans		Non-Accruing Loans	
Type of Concession:	#	Balance (in thousands)	#	Balance (in thousands)
Forbearance of Interest	1	$ 311	-	$ -
Forgiveness of Principal	2	902	1	136
Payment Modification Only	1	92	1	307
Rate Reduction Only	7	4,192	4	1,145
Rate Reduction, Forbearance of Interest	14	9,347	-	-
Rate Reduction, Forbearance of Principal	14	3,107	1	1,123
Rate Reduction, Payment Modification	-	-	4	5,444
Total	39	$ 17,951	11	$ 8,155

The following table presents the amount of troubled debt restructurings by collateral types, classified separately as accrual and non-accrual at December 31, 2012 and 2011.

As of December 31, 2012	Accruing Loans		Non-Accruing Loans	
Collateral type:	#	Balance (in thousands)	#	Balance (in thousands)
Warehouse	3	$ 1,692	1	$ 177
Raw Land	2	1,337	-	-
Hotel & Motel	3	2,318	-	-
Office	4	2,105	1	2,770
Retail, including Strip Centers	6	2,833	1	1,202
1-4 Family Residential	31	7,651	2	1,022
Life Insurance Policy	1	250	-	-
Automobile/Equipment/Inventory	4	508	-	-
Unsecured	1	50	-	-
Total	55	$ 18,744	5	$ 5,171

As of December 31, 2011	Accruing Loans		Non-Accruing Loans	
Collateral type:	#	Balance (in thousands)	#	Balance (in thousands)
Warehouse	1	$ 1,347	-	$ -
Raw Land	3	1,549	2	618
Hotel & Motel	1	503	1	2,072
Office	3	1,077	-	-
Retail, including Strip Centers	9	6,694	1	2,665
1-4 Family Residential	22	6,781	7	2,800
Total	39	$ 17,951	11	$ 8,155

As of December 31, 2012 and 2011, the Company had a balance of $23.9 million and $26.1 million, respectively, in troubled debt restructurings. The Company has recorded $1.9 million and $1.7 million in previous charge-offs on such loans at December 31, 2012 and 2011, respectively. The Company's balance in the allowance for loan losses allocated to such troubled debt restructurings was $640,000 and $2.7 million at December 31, 2012 and 2011, respectively. At December 31, 2012, the Company did not have any commitments to lend additional funds to debtors whose terms have been modified in troubled restructurings.

Related Party Loans

In the ordinary course of business, the Company has granted loans to certain directors and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Company policy prohibits loans to executive officers. Changes in related party loans are summarized as follows:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Balance, beginning of year	$ 6,922	$ 7,618
Advances	717	5,374
Repayments	(1,041)	(6,070)
Transactions due to changes in related parties	(5,206)	-
Balance, end of year	$ 1,392	$ 6,922

Allowance for Loan Losses

The allowance for loan losses represents a reserve for inherent losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due and other loans that management believes might be potentially impaired or warrant additional attention. The Company segregates the loan portfolio by type of loan and utilizes this segregation in evaluating exposure to risks within the portfolio. In addition, based on internal reviews and external reviews performed by independent loan reviewers and regulatory authorities, the Company further segregates the loan portfolio by loan grades based on an assessment of risk for a particular loan or group of loans. Certain reviewed loans are assigned specific allowances when a review of relevant data determines that a general allocation is not sufficient. In establishing allowances, management considers historical loan loss experience but adjusts this data with a significant emphasis on data such as risk ratings, current loan quality trends, current economic conditions and other factors in the markets where the Company operates. Factors considered include, among others, current valuations of real estate in their markets, unemployment rates, the effect of weather conditions on agricultural related entities and other significant local economic events.

The Company has developed a methodology for determining the adequacy of the allowance for loan losses which is monitored by the Company's Senior Credit Officer. Procedures provide for the assignment of a risk rating for every loan included in the total loan portfolio, with the exception of credit card receivables and overdraft protection loans which are treated as pools for risk rating purposes. The risk rating schedule provides nine ratings of which five ratings are classified as pass ratings and four ratings are classified as criticized ratings. Each risk rating is assigned a percentage factor of historical losses to be applied to the loan balance to determine the adequate amount of reserve. Many of the larger loans require an annual review by an independent loan officer or an independent third party loan review firm. As a result of these loan reviews, certain loans may be assigned specific reserve allocations. Other loans that surface as problem loans may also be assigned specific reserves. Past due loans are assigned risk ratings based on the number of days past due. The calculation of the allowance for loan losses, including underlying data and assumptions, is reviewed regularly by the Company's Chief Financial Officer and the Director of Internal Audit.

Loan losses are charged against the allowance when management believes the collection of a loan's principal is unlikely. Subsequent recoveries are credited to the allowance. Consumer loans are charged-off in accordance with the Federal Financial Institutions Examination Council's ("FFIEC") Uniform Retail Credit Classification and Account Management Policy. Commercial loans are charged-off when they are deemed uncollectible, which usually involves a triggering event within the collection effort. If the loan is collateral dependent, the loss is more easily identified and is charged-off when it is identified, usually based upon receipt of an appraisal. However, when a loan has guarantor support, the Company may carry the estimated loss as a reserve against the loan while collection efforts with the guarantor are pursued. If, after collection efforts with the guarantor are complete, the deficiency is still considered uncollectible, the loss is charged-off and any further collections are treated as recoveries. In all situations, when a loan is downgraded to an Asset Quality Rating of 60 (Loss per the regulatory guidance), the uncollectible portion is charged-off.

During 2012, 2011 and 2010, the Company recorded provision for loan loss expense of $2.6 million, $2.4 million and $1.7 million, respectively, to account for losses where the initial estimate of cash flows was found to be excessive on loans acquired in FDIC-assisted transactions. These amounts are excluded from the rollforwards above and below but are reflected in the Company's Consolidated Statements of Operations.

The following table details activity in the allowance for loan losses by non-covered portfolio segment for the years ended December 31, 2012, 2011 and 2010. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans and Other	Total
	(Dollars in thousands)					
Balance, January 1, 2012	$ 2,918	$ 9,438	$ 14,226	$ 8,128	$ 446	$ 35,156
Provision for loan losses	815	5,245	15,000	6,267	1,124	28,451
Loans charged off	(1,451)	(9,380)	(20,551)	(8,722)	(1,059)	(41,163)
Recoveries of loans previously charged off	157	40	482	225	245	1,149
Balance, December 31, 2012	$ 2,439	$ 5,343	$ 9,157	$ 5,898	$ 756	$ 23,593
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 659	$ 611	$ 2,228	$ 1,056	$ -	$ 4,554
Loans collectively evaluated for impairment	1,780	4,732	6,929	4,842	756	19,039
Ending balance	$ 2,439	$ 5,343	$ 9,157	$ 5,898	$ 756	$ 23,593
Loans:						
Individually evaluated for impairment	$ 3,351	$ 7,617	$ 21,332	$ 13,020	$ -	$ 45,320
Collectively evaluated for impairment	170,866	106,582	710,990	333,460	83,417	1,405,315
Ending balance	$ 174,217	$ 114,199	$ 732,322	$ 346,480	$ 83,417	$ 1,450,635

	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans and Other	Total
	(Dollars in thousands)					
Balance, January 1, 2011	$ 2,779	$ 7,705	$ 14,971	$ 8,664	$ 457	$ 34,576
Provision for loan losses	5,772	11,354	7,883	4,717	615	30,341
Loans charged off	(5,807)	(10,988)	(8,680)	(5,399)	(749)	(31,623)
Recoveries of loans previously charged off	174	1,367	52	146	123	1,862
Balance, December 31, 2011	$ 2,918	$ 9,438	$ 14,226	$ 8,128	$ 446	$ 35,156
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 766	$ 3,478	$ 8,152	$ 3,567	$ 3	$ 15,966
Loans collectively evaluated for impairment	2,152	5,960	6,074	4,561	443	19,190
Ending balance	$ 2,918	$ 9,438	$ 14,226	$ 8,128	$ 446	$ 35,156
Loans:						
Individually evaluated for impairment	$ 2,831	$ 13,561	$ 45,084	$ 16,080	$ 17	$ 77,573
Collectively evaluated for impairment	140,129	116,709	627,681	314,647	55,347	1,254,513
Ending balance	$ 142,960	$ 130,270	$ 672,765	$ 330,727	$ 55,364	$ 1,332,086

	Commercial, financial & agricultural	Real estate - construction & development	Real estate - commercial & farmland	Real estate - residential	Consumer installment loans and Other	Total
			(Dollars in thousands)			
Balance, January 1, 2010	$ 3,428	$ 13,098	$ 11,296	$ 7,391	$ 549	$ 35,762
Provision for loan losses	4,265	13,776	18,937	11,178	683	48,839
Loans charged off	(5,481)	(19,853)	(16,108)	(10,091)	(1,090)	(52,623)
Recoveries of loans previously charged off	567	684	846	186	315	2,598
Balance, December 31, 2010	$ 2,779	$ 7,705	$ 14,971	$ 8,664	$ 457	$ 34,576
Period-end amount allocated to:						
Loans individually evaluated for impairment	$ 677	$ 3,554	$ 6,300	$ 2,554	$ —	$ 13,085
Loans collectively evaluated for impairment	2,102	4,151	8,671	6,110	457	21,491
Ending balance	$ 2,779	$ 7,705	$ 14,971	$ 8,664	$ 457	$ 34,576
Loans:						
Individually evaluated for impairment	$ 3,930	$ 22,838	$ 50,179	$ 14,740	$ —	$ 91,687
Collectively evaluated for impairment	138,382	139,756	633,795	330,090	41,047	1,283,070
Ending balance	$ 142,312	$ 162,594	$ 683,974	$ 344,830	$ 41,047	$ 1,374,757

NOTE 5. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Land	$ 25,489	$ 24,885
Buildings	55,115	53,315
Furniture and equipment	31,250	32,072
Construction in progress	816	235
	112,670	110,507
Accumulated depreciation	(36,687)	(37,383)
	$ 75,983	$ 73,124

Estimated costs to complete construction projects in progress were less than $1 million at December 31, 2012 and 2011. Depreciation expense was approximately $5.3 million, $4.5 million and $3.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Leases

The Company has a non-cancellable operating lease on its operations center with a former Chairman of the Board. The lease has an initial term of three years with one two-year renewal option.

The Company has various operating leases with unrelated parties on 12 banking offices and seven mortgage offices. Generally, these leases are on smaller locations with initial lease terms under ten years with up to two renewal options.

Rental expense amounted to approximately $1,708,000, $1,697,000 and $880,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Future minimum lease commitments under the Company's operating leases, excluding any renewal options, are summarized as follows:

2013	$ 1,102,835
2014	967,755
2015	705,056
2016	421,167
2017	311,799
Thereafter	107,198
	$ 3,615,810

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The Company recorded a core deposit intangible asset of $1,149,000 associated with the acquisitions of CBG and MBT during 2012 and recorded a core deposit intangible of $1,672,000 associated with the acquisitions of SCB, FBJ, DBT and TBC during 2010. The Company did not record a core deposit intangible asset during 2011 associated with the acquisitions of OGB and HTB. During the fourth quarter of 2010, the Company recorded $956,000 of goodwill on the TBC transaction. The amortization period used for core deposit intangibles ranges from three to 10 years. Following is a summary of information related to acquired intangible assets:

	As of December 31, 2012		As of December 31, 2011	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(Dollars in Thousands)			
Amortized intangible assets - core deposit premiums	$17,824	$ 14,784	$16,675	$ 13,425

The aggregate amortization expense for intangible assets was approximately $1,359,000, $1,011,000 and $999,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The estimated amortization expense for each of the next five years is as follows (in thousands):

2013	$ 1,414
2014	906
2015	720
	$ 3,040

NOTE 7. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2012 and 2011 was $411.8 million and $517.8 million, respectively. The scheduled maturities of time deposits at December 31, 2012 are as follows:

	(Dollars in Thousands)
2013	$ 634,043
2014	66,628
2015	29,261
2016	5,039
2017	10,342
	$ 745,313

The Company had brokered deposits of approximately $27.8 million and $67.9 million at December 31, 2012 and 2011, respectively. The scheduled maturities of brokered deposits at December 31, 2012 and their weighted average costs are as follows:

	Balance	Average Cost
	(Dollars in Thousands)	
2013	$ 21,799	3.29%
2014	5,970	3.00
	$ 27,769	3.23%

NOTE 8. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2012 and 2011 were $50.1 million and $37.7 million, respectively.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has established a retirement plan for eligible employees. The Ameris Bancorp 401(k) Profit Sharing Plan allows a participant to defer a portion of his compensation and provides that the Company will match a portion of the deferred compensation. The Plan also provides for non-elective and discretionary contributions. All full-time and part-time employees are eligible to participate in the Plan provided they have met the eligibility requirements. Generally, a participant must have completed 12 months of employment with a minimum of 1,000 hours and have attained an age of 21.

Due to financial performance and general economic conditions, the Company reduced contributions to the plan and there was not an expense recorded under the plan in 2011 and 2010. The aggregate expense under the plan charged to operations during 2012 amounted to $571,000.

NOTE 10. DEFERRED COMPENSATION PLANS

The Company and the Bank have entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the expected service period. The Company and the Bank have purchased life insurance policies which they intend to use to fund this liability. The cash surrender value of the life insurance was $15.6 million at December 31, 2012. Accrued deferred compensation of $1,037,000 and $833,000 at December 31, 2012 and 2011, respectively, is included in other liabilities. Aggregate compensation expense under the plans was $364,000 for 2012 and $95,000 per year for 2011 and 2010, which is included in salaries and employee benefits.

NOTE 11. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Convertible advances from Federal Home Loan Bank due at various dates through March 2013 with an effective weighted-average rate of 1.05%.	$ -	$ 7,953
Fixed rate advances from Federal Home Loan Bank due at various dates through April 2016 with an effective weighted average rate of 1.05%.	-	3,301
Advances from Federal Home Loan Bank with interest at fixed rates (weighted average rate of 1.05%) convertible to a variable rate at the option of the lender, due at various dates through April 2016.	-	8,746
	$ -	$20,000

The advances from the Federal Home Loan Bank ("FHLB") are collateralized by a blanket lien on all first mortgage loans and other specific loans in addition to FHLB stock. At December 31, 2012, $70.6 million was available for borrowing on lines with the FHLB.

As of December 31, 2012, the Company maintained credit arrangements with various financial institutions to purchase federal funds up to $60 million.

The Company also participates in the Federal Reserve discount window borrowings. At December 31, 2012, the Company had $362.5 million of loans pledged at the Federal Reserve discount window and had $267.8 million available for borrowing.

NOTE 12. PREFERRED STOCK

On November 21, 2008, Ameris sold 52,000 shares of preferred stock with a warrant to purchase 679,443 shares of the Company's common stock to the U.S. Treasury under the Treasury's Capital Purchase Program. The proceeds from the sale of $52 million were allocated between the preferred stock and the warrant based on their relative fair values at the time of the sale. Of the $52 million in proceeds, $48.98 million was allocated to the preferred stock and $3.02 million was allocated to the warrant. The discount recorded on the preferred stock that resulted from allocating a portion of the proceeds to the warrant is being accreted as a portion of the preferred stock dividends in the consolidated statements of operations to arrive at net income (loss) available to common shareholders.

The preferred stock qualifies as Tier I capital and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred stock is redeemable at any time at $1,000 per share plus any accrued and unpaid dividends with the consent of the Company's primary federal regulator.

On June 14, 2012, the preferred stock was sold by the Treasury through a registered public offering. The sale of the preferred stock to new investors did not result in any accounting entries and does not change the Company's capital position. On August 22, 2012, the Company repurchased the warrant from the Treasury for $2.67 million, and during the fourth quarter of 2012, the Company repurchased 24,000 shares of the outstanding preferred stock, leaving 28,000 shares of preferred stock outstanding at December 31, 2012.

NOTE 13. INCOME TAXES

The income tax (expense) benefit in the consolidated statements of operations consists of the following:

	For the Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Current	$ (4,760)	$ (2,506)	$ 1,407
Benefit (use) of operating loss carryforward	-	(2,958)	2,958
Deferred	(2,525)	(5,092)	(1,170)
	$ (7,285)	$(10,556)	$ 3,195

The Company's income tax (expense) benefit differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	For the Years Ended December 31,		
	2012	2011	2010
	(Dollars in Thousands)		
Tax at federal income tax rate	$ (7,602)	$ (11,077)	$ 2,514
(Increase) decrease resulting from:			
Tax-exempt interest	675	585	577
Other	(358)	(64)	104
Provision for income taxes	$ (7,285)	$ (10,556)	$ 3,195

Net deferred income tax liabilities of $9,533,000 and $8,342,000 at December 31, 2012 and 2011, respectively, are included in other assets (liabilities). The components of deferred income taxes are as follows:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 8,258	$12,305
Deferred compensation	276	292
Deferred gain on interest rate swap	686	766
Unrealized loss on interest rate swap	1,042	711
Nonaccrual interest	891	175
Other real estate owned	3,803	2,711
Capitalized costs, deferred gains and other	1,155	558
	16,111	17,518
Deferred tax liabilities:		
Depreciation and amortization	4,758	5,106
Intangible assets	60	340
Deferred gain on FDIC-assisted transactions	17,256	16,946
Unrealized gain on securities available for sale	3,570	3,468
	25,644	25,860
Net deferred tax asset (liability)	$(9,533)	$(8,342)

NOTE 14. SUBORDINATED DEFERRABLE INTEREST DEBENTURES

During 2005, the Company acquired First National Banc Statutory Trust I, a subsidiary of First National Banc, Inc., whose sole purpose was to issue $5,000,000 principal amount of trust preferred securities at a rate per annum equal to the 3-Month LIBOR plus 2.80% (3.11% at December 31, 2012) through a pool sponsored by a national brokerage firm. The trust preferred securities have a maturity of 30 years and are redeemable at the Company's option on any quarterly interest payment date beginning in April 2009. There are certain circumstances (as described in the trust agreement) in which the securities may be redeemed within the first five years at the Company's option. The aggregate principal amount of trust preferred certificates outstanding at December 31, 2012, was $5,000,000. The aggregate principal amount of debentures outstanding was $5,155,000.

During 2006, the Company formed Ameris Statutory Trust I, issuing trust preferred certificates in the aggregate principal amount of $36,000,000. The related debentures issued by the Company were in the aggregate principal amount of $37,114,000. Both the trust preferred securities and the related debentures bear interest at 3-Month LIBOR plus 1.63% (1.94% at December 31, 2012). Distributions on the trust preferred securities are paid quarterly, with interest on the debentures being paid on the corresponding dates. The trust preferred securities mature on December 15, 2036 and are redeemable at the Company's option beginning September 15, 2011.

Under applicable accounting standards, the assets and liabilities of such trusts, as well as the related income and expenses, are excluded from the Company's consolidated financial statements. However, the subordinated debentures issued by the Company and purchased by the trusts remain on the consolidated balance sheets. In addition, the related interest expense continues to be included in the consolidated statements of operations. For regulatory capital purposes, the trust preferred securities qualify as a component of Tier 1 Capital.

NOTE 15. STOCK-BASED COMPENSATION

The Company awards its employees various forms of stock-based incentives under certain plans approved by its shareholders. Awards granted under the plans may be in the form of qualified or nonqualified stock options, restricted stock, stock appreciation rights ("SARs"), long-term incentive compensation units consisting of cash and common stock, or any combination thereof within the limitations set forth in the plans. The plans provide that the aggregate number of shares of the Company's common stock which may be subject to award may not exceed 1,785,000 subject to adjustment in certain circumstances to prevent dilution.

All stock options have an exercise price that is equal to the closing fair market value of the Company's stock on the date the options were granted. Options granted under the plans generally vest over a five-year period and have a 10-year maximum term. Most options granted since 2005 contain performance-based vesting conditions.

As of December 31, 2012, the Company has 295,075 outstanding restricted shares granted under the plans as compensation to certain employees. These shares carry dividend and voting rights. Sales of these shares are restricted prior to the date of vesting, which is three to five years from the date of the grant. Shares issued under the plans are recorded at their fair market value on the date of their grant. The compensation expense is recognized on a straight-line basis over the related vesting period. In 2012, 2011 and 2010, compensation expense related to these grants was approximately $947,000, $569,000 and $327,000, respectively.

It is the Company's policy to issue new shares for stock option exercises and restricted stock rather than issue treasury shares. The Company recognizes stock-based compensation expense on a straight-line basis over the options' related vesting term. Stock-based compensation expense related to stock options was approximately $97,000, $216,000 and $397,000 for 2012, 2011 and 2010, respectively.

No non-performance based options were issued during 2012, 2011 or 2010. As of December 31, 2012, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements for non-performance-based options.

A summary of the activity of non-performance based and performance based options as of December 31, 2012 is presented below:

	Non-Performance Based				Performance Based			
	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)
Under option, beginning of year	187,032	$ 15.32			393,891	$ 16.45		
Granted	-	-			-	-		
Exercised	-	-			-	-		
Forfeited	(38,534)	11.28			(2,570)	19.67		
Under option, end of year	148,498	$ 16.37	3.34	$ 1	391,321	$ 16.43	4.16	$ 774
Exercisable at end of year	148,498	$ 16.37	3.34	$ 1	369,766	$ 17.05	4.05	$ 435

A summary of the activity of non-performance based and performance based options as of December 31, 2011 is presented below:

	Non-Performance Based				Performance Based			
	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)
Under option, beginning of year	208,993	$ 14.73			441,185	$ 16.43		
Granted	-	-			-	-		
Exercised	(1,234)	8.51		3	(2,468)	9.07		4
Forfeited	(20,727)	9.83			(44,826)	16.76		
Under option, end of year	187,032	$ 15.32	4.39	$ 8	393,891	$ 16.45	6.17	$ 320
Exercisable at end of year	182,945	$ 13.87	4.38	$ 8	324,271	$ 18.21	5.77	$ 128

A summary of the activity of non-performance based and performance based options as of December 31, 2010 is presented below:

	Non-Performance Based				Performance Based			
	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)	Shares	Weighted-Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value $ (000)
Under option, beginning of year	261,206	$ 13.63			485,533	$ 16.65		
Granted	-	-			-	-		
Exercised	(17,889)	8.49		23	-	-		-
Forfeited	(34,324)	9.59			(44,348)	18.76		
Under option, end of year	208,993	$ 14.73	4.21	$ 26	441,185	$ 16.43	6.22	$ 397
Exercisable at end of year	207,312	$ 13.61	4.20	$ 26	348,547	$ 18.16	5.82	$ 159

The Company did not grant any options during 2012, 2011 and 2010. As of December 31, 2012, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted related to performance-based options.

The fair value of each stock-based compensation grant is estimated on the date of grant using the Black-Scholes option-pricing model. There were no stock-based compensation grants made in 2012, 2011 and 2010.

A summary of the status of the Company's restricted stock awards as of and for the years ended December 31, 2012, 2011 and 2010 is presented below:

	2012		2011		2010	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares at beginning of year	301,775	$ 9.14	201,650	$ 8.73	87,450	$ 8.04
Granted	62,450	13.15	135,075	9.93	121,300	9.69
Vested	(68,650)	7.06	(800)	13.09	(6,100)	17.67
Forfeited	(500)	9.96	(34,150)	9.50	(1,000)	9.63
Nonvested shares at end of year	295,075	$ 10.47	301,775	$ 9.14	201,650	$ 8.73

The balance of unearned compensation related to restricted stock grants as of December 31, 2012, 2011 and 2010 was approximately $1,608,000, $1,679,000 and $1,230,000, respectively.

NOTE 16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

During 2006, the Company purchased two derivative instruments to minimize the volatility in its net interest margin due to a reduction in the prime rate and the resulting effect on interest income from its variable rate loan portfolio. Each instrument had a notional amount of $35 million, indexed to the prime rate with a 7% strike rate. One instrument matured in August 2009 and the other instrument matured in August 2011. The premium paid for these contracts was $497,000.

During 2010, the Company entered into an interest rate swap to lock in a fixed rate as opposed to the contractual variable interest rate on the junior subordinated debentures. The interest rate swap contract has a notional amount of $37.1 million and is hedging the variable rate on the junior subordinated debentures described in Note 14 of the consolidated financial statements. The Company receives a variable rate of the 90 day LIBOR rate plus 1.63% and pays a fixed rate of 4.11%. The swap matures in September 2020.

These contracts are classified as cash flow hedges of an exposure to changes in the cash flow of a recognized asset. At December 31, 2012 and 2011, the fair value of the remaining instrument totaled a liability of $3.0 million and $2.0 million, respectively. As a cash flow hedge, the change in fair value of a hedge that is deemed to be highly effective is recognized in other comprehensive income and the portion deemed to be ineffective is recognized in earnings. As of December 31, 2012, the hedge is deemed to be highly effective.

During 2012, the Company began maintaining a risk management program to manage interest rate risk and pricing risk associated with its mortgage lending activities. This program includes the use of forward contracts and other derivatives that are used to offset changes in value of the mortgage inventory due to changes in market interest rates. As a normal part of its operations, the Company enters into derivative contracts such as forward sale commitments and interest rate lock commitments ("IRLCs") to economically hedge risks associated with overall price risk related to IRLCs and mortgage loans held for sale carried at fair value. The fair value of these instruments amounted to an asset of approximately $1,169,000 at December 31, 2012.

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2012	2011
	(Dollars in Thousands)	
Commitments to extend credit	$ 180,733	$ 132,700
Financial standby letters of credit	6,788	8,074
	$ 187,521	$ 140,774

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary. The Company has not been required to perform on any material financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2012 and 2011.

At December 31, 2012, the Company had guaranteed the debt of certain officers' liabilities at another financial institution totaling approximately $352,000. These guarantees represent the available credit line of those certain officers for the purchase of Company stock. Any stock purchased under this program will be assigned to the Company and held in safekeeping. The Company was not required to perform on any of these guarantees during the year ended December 31, 2012.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 18. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2012, no amounts of retained earnings were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes that, as of December 31, 2012 and 2011, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company's and Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2012						
Total Capital to Risk Weighted Assets						
Consolidated	$ 331,545	18.74%	$ 141,516	8.00%		—N/A—
Ameris Bank	$ 329,578	18.65%	$ 141,374	8.00%	$ 176,717	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 309,415	17.49%	$ 70,758	4.00%		—N/A—
Ameris Bank	$ 307,470	17.40%	$ 70,687	4.00%	$ 106,030	6.00%
Tier I Capital to Average Assets:						
Consolidated	$ 309,415	10.34%	$ 119,660	4.00%		—N/A—
Ameris Bank	$ 307,470	10.30%	$ 119,440	4.00%	$ 149,299	5.00%
As of December 31, 2011						
Total Capital to Risk Weighted Assets						
Consolidated	$ 345,789	20.05%	$ 137,954	8.00%		—N/A—
Ameris Bank	$ 341,697	19.87%	$ 137,580	8.00%	$ 171,976	10.00%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 324,125	18.80%	$ 68,977	4.00%		—N/A—
Ameris Bank	$ 320,032	18.61%	$ 68,790	4.00%	$ 103,185	6.00%
Tier I Capital to Average Assets:						
Consolidated	$ 324,125	10.76%	$ 120,683	4.00%		—N/A—
Ameris Bank	$ 320,032	10.62%	$ 120,515	4.00%	$ 150,643	5.00%

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and derivatives are recorded at fair value on a recurring basis. From time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and OREO. Additionally, the Company is required to disclose, but not record, the fair value of other financial instruments.

Fair Value Hierarchy

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments and other accounts recorded or disclosed based on their fair value:

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks , interest-bearing deposits in banks and federal funds sold approximates fair value.

Securities Available For Sale: The fair value of securities available for sale is determined by various valuation methodologies. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include certain U.S. agency bonds, collateralized mortgage and debt obligations and certain municipal securities. The level 2 fair value pricing is provided by an independent third party and is based upon similar securities in an active market. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certain residual municipal securities and other less liquid securities.

Other Investments: FHLB stock is included in other investment securities at its original cost basis, as cost approximates fair value and there is no ready market for such investments.

Mortgage Loans Held-for-Sale: The fair value of mortgage loans held for sale is determined on outstanding commitments from third party investors in the secondary markets and are classified within Level 2 of the valuation hierarchy.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable. A loan is determined to be impaired if the Company believes it is probable that all principal and interest amounts due according to the terms of the note will not be collected as scheduled. The fair value of impaired loans is determined in accordance with ASC 310-10, *Accounting by Creditors for Impairment of a Loan*, and generally results in a specific reserve established through a charge to the provision for loan losses. Losses on impaired loans are charged to the allowance when management believes the uncollectability of a loan is confirmed. Management has determined that the majority of impaired loans are Level 3 assets due to the extensive use of market appraisals. To the extent that market appraisals or other methods do not produce reliable determinations of fair value, these assets are deemed to be Level 3.

Other Real Estate Owned: The fair value of OREO is determined using certified appraisals that value the property at its highest and best uses by applying traditional valuation methods common to the industry. The Company does not hold any OREO for profit purposes and all other real estate is actively marketed for sale. In most cases, management has determined that additional write-downs are required beyond what is calculable from the appraisal to carry the property at levels that would attract buyers. Because this additional write-down is not based on observable inputs, management has determined that other real estate owned should be classified as Level 3.

Covered Assets: Covered assets include loans and other real estate owned on which the majority of losses would be covered by loss-sharing agreements with the FDIC. Management initially valued these assets at fair value using mostly unobservable inputs and, as such, has classified these assets as Level 3.

Intangible Assets and Goodwill: Intangible assets consist of core deposit premiums acquired in connection with business combinations and are based on the established value of acquired customer deposits. The core deposit premium is initially recognized based on a valuation performed as of the consummation date and is amortized over an estimated useful life of three to ten years. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. Goodwill and other intangible assets deemed to have an indefinite useful life are not amortized but instead are subject to an annual review for impairment.

FDIC Loss-Share Receivable: Because the FDIC will reimburse the Company for certain acquired loans should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties. The shared loss agreements continue to be measured on the same basis as the related indemnified loans, and the loss share receivable is impacted by changes in estimated cash flows associated with these loans.

Cash Value of Bank Owned Life Insurance: The carrying value of cash value of bank owned life insurance approximates fair value.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposits approximates fair value. The fair value of fixed-rate certificates of deposits is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Repurchase Agreements and/or Other Borrowings: The carrying amount of variable rate borrowings and securities sold under repurchase agreements approximates fair value. The fair value of fixed rate other borrowings is estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Subordinated Deferrable Interest Debentures: The carrying amount of the Company's variable rate trust preferred securities approximates fair value.

Off-Balance-Sheet Instruments: Because commitments to extend credit and standby letters of credit are typically made using variable rates and have short maturities, the carrying value and fair value are immaterial for disclosure.

Derivatives: The Company has entered into derivative financial instruments to manage interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivatives. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair value of the derivatives are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves derived from observable market interest rate curves).

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting any applicable credit enhancements such as collateral postings, thresholds, mutual puts and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivative fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or the counterparty. However, as of December 31, 2012 and 2011, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustment is not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuation in its entirety is classified in Level 2 of the fair value hierarchy.

The following table presents the fair value measurements of assets and liabilities measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall as of December 31, 2012 and 2011:

	Fair Value Measurements on a Recurring Basis As of December 31, 2012			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)			
U.S. government sponsored agencies	$ 6,870	$ -	$ 6,870	$ -
State, county and municipal securities	114,390	4,854	109,536	-
Corporate debt securities	10,328	-	8,328	2,000
Mortgage backed securities	215,321	23,893	191,428	-
Mortgage loans held for sale	48,786	-	48,786	-
Total recurring assets at fair value	$ 395,695	$ 28,747	$ 364,948	$ 2,000
Derivative financial instruments	$ 2,978	$ -	$ 2,978	$ -
Total recurring liabilities at fair value	$ 2,978	$ -	$ 2,978	$ -

	Fair Value Measurements on a Recurring Basis As of December 31, 2011			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)			
U.S. government sponsored agencies	$ 14,937	$ -	$ 14,937	$ -
State, county and municipal securities	79,133	2,966	76,167	-
Corporate debt securities	11,401	-	9,401	2,000
Mortgage backed securities	234,496	3,302	231,194	-
Total recurring assets at fair value	$ 339,967	$ 6,268	$ 331,699	$ 2,000
Derivative financial instruments	$ 2,049	$ -	$ 2,049	$ -
Total recurring liabilities at fair value	$ 2,049	$ -	$ 2,049	$ -

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy as of December 31, 2012 and 2011:

	Fair Value Measurements on a Nonrecurring Basis As of December 31, 2012			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)			
Impaired loans carried at fair value	$ 52,514	$ -	$ -	$ 52,514
Other real estate owned	39,850	-	-	39,850
Covered loans	507,712	-	-	507,712
Covered other real estate owned	88,273	-	-	88,273
Total nonrecurring assets at fair value	$ 688,349	$ -	$ -	$ 688,349

	Fair Value Measurements on a Nonrecurring Basis As of December 31, 2011			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in Thousands)			
Impaired loans carried at fair value	$ 70,296	$ -	$ -	$ 70,296
Other real estate owned	50,301	-	-	50,301
Covered loans	571,489	-	-	571,489
Covered other real estate owned	78,617	-	-	78,617
Total nonrecurring assets at fair value	$ 770,703	$ -	$ -	$ 770,703

The following is the Company's reconciliation of Level 3 assets as of December 31, 2012 and 2011. Gains or losses on impaired loans are recorded in the provision for loan losses:

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
			(Dollars in Thousands)		
Beginning balance, January 1, 2011	$ 4,745	$ 84,573	$ 57,915	$ 554,991	$ 54,931
Total losses included in operations	-	-	(14,570)	-	(28)
Purchases, sales, issuances, and settlements, net	-	-	(26,323)	48,734	(8,522)
Transfers in or out of Level 3	(2,745)	(14,277)	33,279	(32,236)	32,236
Ending balance, December 31, 2011	$ 2,000	$ 70,296	$ 50,301	$ 571,489	$ 78,617
Total gains (losses) included in operations	-	-	(11,843)	-	2,892
Purchases, sales, issuances, and settlements, net	-	-	(20,428)	(20,479)	(36,534)
Transfers in or out of Level 3	-	(17,782)	21,820	(43,298)	43,298
Ending balance, December 31, 2012	$ 2,000	$ 52,514	$ 39,850	$ 507,712	$ 88,273

The carrying amount and estimated fair value of the Company's financial instruments, not shown elsewhere in these financial statements, were as follows:

	Carrying Amount	Fair Value Measurements at December 31, 2012 Using: Level 1	Level 2	Level 3	Total
		(Dollars in Thousands)			
Financial assets:					
Loans, net	$ 1,934,754	$ -	$ 1,966,592	$ -	$ 1,966,592
Financial liabilities:					
Deposits	2,624,663	-	2,624,883	-	2,624,883

	Carrying Amount	Fair Value Measurements at December 31, 2011 Using: Level 1	Level 2	Level 3	Total
		(Dollars in Thousands)			
Financial assets:					
Loans, net	$ 1,868,419	$ -	$ 1,877,320	$ -	$ 1,877,320
Financial liabilities:					
Deposits	2,591,566	-	2,593,113	-	2,593,113
Other borrowings	20,000	-	20,936	-	20,936

NOTE 20. CONDENSED FINANCIAL INFORMATION OF AMERIS BANCORP (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
(Dollars in Thousands)

	2012	2011
Assets		
Cash and due from banks	$ 1,639	$ 4,200
Investment in subsidiaries	319,364	331,946
Other assets	4,440	1,063
Total assets	$ 325,443	$ 337,209
Liabilities		
Other liabilities	$ 4,157	$ 1,170
Subordinated deferrable interest debentures	42,269	42,269
Total liabilities	46,426	43,439
Stockholders' equity	279,017	293,770
Total liabilities and stockholders' equity	$ 325,443	$ 337,209

CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
Income			
Dividends from subsidiaries	$29,000	$ -	$ -
Gain on sale of securities	214	-	-
Other income	106	124	59
Total income	29,320	124	59
Expense			
Interest	1,489	1,417	887
Other expense	1,545	1,120	1,198
Total expense	3,034	2,537	2,085
Earnings (loss) before income tax benefit and dividends received in excess of earnings of subsidiaries and equity in undistributed income (loss) of subsidiaries	26,286	(2,413)	(2,026)
Income tax benefit	921	785	541
Earnings (loss) before dividends received in excess of earnings of subsidiaries and equity in undistributed income (loss) of subsidiaries	27,207	(1,628)	(1,485)
Dividends received in excess of earnings of subsidiaries	(12,772)	-	-
Equity in undistributed income (loss) of subsidiaries	-	22,721	(2,504)
Net income (loss)	$14,435	$21,093	$ (3,989)
Preferred stock dividend	3,577	3,241	3,213
Net income (loss) available to common shareholders	$10,858	$17,852	$ (7,202)

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

	2012	2011	2010
OPERATING ACTIVITIES			
Net income (loss)	$ 14,435	$ 21,093	$ (3,989)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation expense	1,044	785	724
Dividends received in excess of earnings of subsidiaries	12,772	-	-
Undistributed (earnings) losses of subsidiaries	-	(22,721)	2,504
Increase in interest payable	(108)	54	145
Increase (decrease) in tax receivable	(786)	(247)	184
Provision for deferred taxes	14	(390)	447
Other operating activities	(389)	(530)	(229)
Total adjustments	12,547	(23,049)	3,775
Net cash provided by (used in) operating activities	26,982	(1,956)	(214)
INVESTING ACTIVITIES			
Contribution of capital to subsidiary bank	-	-	(80,000)
Net cash used in investing activities	-	-	(80,000)
FINANCING ACTIVITIES			
Repurchase of warrant	(2,670)	-	-
Purchase of treasury shares	(235)	-	(19)
Dividends paid preferred stock	(2,641)	(2,635)	(2,636)
Proceeds from issuance of common stock	-	-	85,270
Cash dividends paid common stock	-	-	(21)
Repurchase of preferred stock	(24,000)	-	-
Proceeds from exercise of stock options	3	28	150
Net cash provided by (used in) financing activities	(29,543)	(2,607)	82,744
Net increase (decrease) in cash and due from banks	(2,561)	(4,563)	2,530
Cash and due from banks at beginning of year	4,200	8,763	6,233
Cash and due from banks at end of year	$ 1,639	$ 4,200	$ 8,763
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 1,597	$ 1,363	$ 742
Cash paid during the year for income taxes	$ -	$ -	$ -

Exhibit 21.1

REGISTRANT'S SUBSIDIARIES

Following is a list of the Registrant's subsidiaries and the state of incorporation or other jurisdiction.

Name of Subsidiary	State of Incorporation or Other Jurisdiction
Ameris Bank	State of Georgia
Ameris Statutory Trust I	State of Delaware
Ameris Sub Holding Company, Inc.	State of Delaware
Moultrie Real Estate Holdings, Inc.	State of Delaware
Quitman Real Estate Holdings, Inc.	State of Delaware
Thomas Real Estate Holdings, Inc.	State of Delaware
Citizens Real Estate Holdings, Inc.	State of Delaware
Cairo Real Estate Holdings, Inc.	State of Delaware
Southland Real Estate Holdings, Inc.	State of Alabama
Cordele Real Estate Holdings, Inc.	State of Delaware
First National Real Estate Holdings, Inc.	State of Delaware
M&F Real Estate Holdings, Inc.	State of Delaware
Tri-County Real Estate Holdings, Inc.	State of Delaware
First National Banc Statutory Trust I	State of Delaware

Each subsidiary conducts business under the name listed above.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-186546) on Form S-3 and in Registration Statement (No. 333-131244) on Form S-8 of Ameris Bancorp and subsidiaries (the "Company") of our report dated February 22, 2013, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in this Annual Report on Form 10-K for the year ended December 31, 2012.

/s/ PORTER KEADLE MOORE, LLC

Atlanta, Georgia
March 1, 2013

Exhibit 31.1

CERTIFICATION

I, Edwin W. Hortman, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012, of Ameris Bancorp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2013

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.,
President and Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION

I, Dennis J. Zember Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012, of Ameris Bancorp;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 1, 2013

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.,
Executive Vice President and Chief Financial Officer
(principal accounting and financial officer)

Exhibit 32.1

SECTION 1350 CERTIFICATION

I, Edwin W. Hortman, Jr., President and Chief Executive Officer of Ameris Bancorp (the "Company"), do hereby certify, in accordance with 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the year ended December 31, 2012 (the "Periodic Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 1, 2013

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.,
President and Chief Executive Officer
(principal executive officer)

Exhibit 32.2

SECTION 1350 CERTIFICATION

I, Dennis J. Zember Jr., Executive Vice President and Chief Financial Officer of Ameris Bancorp (the "Company"), do hereby certify, in accordance with 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the year ended December 31, 2012 (the "Periodic Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 1 , 2013

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.,
Executive Vice President and Chief Financial Officer
(principal accounting and financial officer)

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO THE EMERGENCY ECONOMIC STABILIZATION ACT OF 2008

I, Edwin W. Hortman, Jr., President and Chief Executive Officer of Ameris Bancorp ("Ameris"), certify, based on my knowledge, that:

(i) The compensation committee of Ameris has discussed, reviewed and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to Ameris;

(ii) The compensation committee of Ameris has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Ameris and has identified any features of the employee compensation plans that pose risks to Ameris and has limited those features to ensure that Ameris is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Ameris to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Ameris will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Ameris will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Ameris;

(B) Employee compensation plans that unnecessarily expose Ameris to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Ameris to enhance the compensation of an employee;

(vi) Ameris has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under Section 111 of EESA ("bonus payments"), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial documents or any other materially inaccurate performance metric criteria;

(vii) Ameris has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Ameris has limited bonus payments to its applicable employees in accordance with Section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Ameris and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under Section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO or an executive officer with a similar level of responsibility were properly approved;

(x) Ameris will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Ameris will disclose the amount, nature and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under Section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Ameris will disclose whether Ameris, the board of directors of Ameris or the compensation committee of Ameris has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Ameris has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under Section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Ameris has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Ameris and Treasury, including any amendments; and

(xv) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment or both.

Dated: March 1, 2013

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.,
President and Chief Executive Officer
(principal executive officer)

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO THE EMERGENCY ECONOMIC STABILIZATION ACT OF 2008

I, Dennis J. Zember Jr., Executive Vice President and Chief Financial Officer of Ameris Bancorp ("Ameris"), certify, based on my knowledge, that:

(i) The compensation committee of Ameris has discussed, reviewed and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period senior executive officer ("SEO") compensation plans and employee compensation plans and the risks these plans pose to Ameris;

(ii) The compensation committee of Ameris has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Ameris and has identified any features of the employee compensation plans that pose risks to Ameris and has limited those features to ensure that Ameris is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Ameris to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Ameris will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Ameris will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Ameris;

(B) Employee compensation plans that unnecessarily expose Ameris to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of Ameris to enhance the compensation of an employee;

(vi) Ameris has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under Section 111 of EESA ("bonus payments"), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial documents or any other materially inaccurate performance metric criteria;

(vii) Ameris has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Ameris has limited bonus payments to its applicable employees in accordance with Section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Ameris and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under Section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO or an executive officer with a similar level of responsibility were properly approved;

(x) Ameris will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Ameris will disclose the amount, nature and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under Section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Ameris will disclose whether Ameris, the board of directors of Ameris or the compensation committee of Ameris has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Ameris has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under Section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Ameris has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Ameris and Treasury, including any amendments; and

(xv) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment or both.

Dated: March 1, 2013

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr.,
Executive Vice President and Chief Financial Officer
(principal accounting and financial officer)

Our Community

Local Boards of Directors

Albany & Cordele, GA
Market President:
Calvin L. McMillan

Regional President:
Lawton E. Bassett, III

Directors:
Reid E. Mills, Chairman
Lawton E. Bassett, III
Bonny B. Dorough
Gregory R. Garland
Calvin L. McMillan
Y. Duncan Moore, Jr.
J. Austin Turner
James L. Webb

Cairo, GA
Market President:
Nancy S. Jernigan

Regional President:
Harris O. Pittman, III

Directors:
Jeffrey F. Cox, Chairman
Kevin S. Cauley
Cuy Harrell, III
Nancy S. Jernigan
Harris O. Pittman, III
G. Ashley Register, M.D.

Donalsonville & Colquitt, GA
Market President:
Nancy S. Jernigan

Regional President:
Harris O. Pittman, III

Directors:
N. Ed King, Jr., Chairman
D. Glenn Heard
Nancy S. Jernigan
Kenneth R. Massey
Harris O. Pittman, III
Dan E. Ponder, Jr.
Danny S. Shepard

Directors Emeritus:
H. Wayne Carr
John B. Clarke, Sr.
Joseph S. Hall
Jerry G. Mitchell

Dothan, AL
Regional President:
Harris O. Pittman, III

Directors:
R. Dale Ezzell, Chairman
Robert E. Crowder
Ronald E. Dean
John D. DeLoach
C. Phillip Hayes
Harris O. Pittman, III
Alan Wells

Douglas, GA
Market President:
David B. Batchelor

Regional President:
Lawton E. Bassett, III

Directors:
Donnie H. Smith, Chairman
Lawton E. Bassett, III
David B. Batchelor
Kevin Gilliard
Faye H. Hennesy
Alfred Lott, Jr.
Oscar J. Street

Jacksonville, FL
Regional President:
Mark D. Walker

Directors:
Joseph P. Helow, Chairman
Vasant P. Bhide
Robert M. Bradley, Jr.
Phillip H. Cury
Robert P. Lynch
Mark D. Walker
J. Charles Wilson, C.P.A.

Moultrie, GA
Market President:
Ronnie F. Marchant

Regional President:
Lawton E. Bassett, III

Directors:
Brooks Sheldon, Chairman
Lawton E. Bassett, III
Thomas L. Estes, M.D.
Robert A. Faircloth
R. Plenn Hunnicutt
Daniel B. Jeter
Lynn L. Jones, Jr.
Ronnie F. Marchant
J. Mark Mobley, Jr.
Thomas W. Rowell

Ocilla, GA
Regional President:
Lawton E. Bassett, III

Directors:
Gary H. Paulk, Chairman
Lawton E. Bassett, III
Howard C. McMahan, M.D.
Wesley T. Paulk
Jake Walters

Directors Emeritus:
Wycliffe Griffin
Loran A. Pate
Daniel M. Paulk

Savannah, GA
Market President:
Austen D. Carroll

Regional President:
Mark D. Walker

Directors:
Matthew A. West, Chairman
Austen D. Carroll
Nina T. Gompels
Christopher J. Peters
Mark D. Walker



South Carolina
Regional President:
H. Richard Sturm

Directors:
William H. Stern, Chairman
Charles S. Altman
Kirkman Finlay, III
Sam W. Jones, Jr.
A. Rae Phillips
Whitemarsh S. Smith, III
John A. Sowards
H. Richard Sturm

Our Locations

Southeast Georgia Coast
Market President:
Michael D. Hodges

Regional President:
Mark D. Walker

Directors:
Jimmy D. Veal, Chairman
Michael L. Davis
Michael D. Hodges
Stephen V. Kinney
John W. McDill
G. Tony Sammons
Thomas I. Stafford, Jr.
Mark D. Walker

Directors Emeritus:
C. Ray Acosta
J. Thomas Whelchel

Tallahassee, FL
Market President:
Robert D. Vice

Regional President:
Harris O. Pittman, III

Directors:
Wade G. Brown
Harris O. Pittman, III
Robert D. Vice

Thomasville, GA
Market President:
Ronnie F. Marchant

Regional President:
Lawton E. Bassett, III

Directors:
L. Maurice Chastain, Chairman
Dale E. Aldridge
Lawton E. Bassett, III
S. Mark Brewer, M.D.
Kenneth E. Hickey
Ronnie F. Marchant
Terrel M. Solana, Ph.D.

Tifton, GA
Market President:
Charles T. Bargeron, III

Regional President:
Lawton E. Bassett, III

Directors:
J. Raymond Fulp, Chairman
Charles T. Bargeron, III
Lawton E. Bassett, III
William Bowen, Jr.
Austin L. Coarsey
Stewart D. Gilbert, Sr., M.D.
John Alan Lindsey
Fortson B. Turner
Clifford A. Walker, Sr., D.M.D.

Trenton, FL
Market President:
Michael E. McElroy

Regional President:
Mark D. Walker

Directors:
Doug Crawford, Chairman
Adra B. Kennard
Michael E. McElroy
Kelly J. Philman
Mark D. Walker

Valdosta, GA
Market President:
Michael T. Lee

Regional President:
Lawton E. Bassett, III

Directors:
Charles E. Smith, Chairman
Lawton E. Bassett, III
Michael T. Lee
Bart T. Mizell
M. Alan Wheeler
T. Eddie York

Directors Emeritus:
Doyle Weltzbarker
Henry C. Wortman



LEFT: Since 2009, VP and Branch Manager, Meredith Porter has provided banking and lending services to business partners and brothers, Larry and Mitch Raikes (seated) co-owners of Larry's Giant Subs, with over 70 franchise locations operating since 1982. They are joined by Ameris Bank Regional President, Mark Walker (standing). **CENTER:** Elizabeth Fleming, owner of 1st Choice Compliance in Albany, GA, a nominee for Small Business Person of the Year and one of the top four finalists to receive a grant from the Bill Clinton Foundation, expanded her business's software and consequently the number of clients, after receiving SBA lending through Business Banker, Matt Price (left) and Market President, Cal McMillan. **RIGHT:** Employees from the Dothan, AL Loan Center rallied together to help the 2012 companywide collection total exceed 297,000 items in the third annual Ameris Bank Helping Fight Hunger food drive.

Our Locations

ALABAMA

Abbeville
204 Kirkland Street
Abbeville, AL 36310
334.585.2265

Dothan
3299 Ross Clark Circle, NW
Dothan, AL 36303
334.671.4000

Dothan Hwy 84
2200 East Main Street
Dothan, AL 36301
334.677.3063

Eufaula
1140 South Eufaula Ave.
Eufaula, AL 36072
334.687.3260

Headland
208 Main Street
Headland, AL 36345
334.693.5411

FLORIDA

Crawfordville
2628 Crawfordville Hwy.
Crawfordville, FL 32327
850.926.5211

Fleming Island
1775 Eagle Harbor Pkwy.
Fleming Island, FL 32003
904.264.8840

Jacksonville Lane Avenue
888 Lane Ave.
Jacksonville, FL 32205
904.786.8224

Jacksonville Mandarin
11100 San Jose Blvd.
Jacksonville, FL 32223
904.262.1000

Jacksonville Town Center
4835 Town Center Pkwy.
Jacksonville, FL 32246
904.996.9490

Orange Park Blanding
485 Blanding Blvd.
Orange Park, FL 32073
904.213.0883

Tallahassee
150 South Monroe Street,
Suite 100
Tallahassee, FL 32301
850.656.2110

Trenton
530 East Wade Street
Trenton, FL 32693
352.463.7171

GEORGIA

Ailey
125 South Lee Street
Ailey, GA 30410
912.537.6500

Albany
2627 Dawson Road
Albany, GA 31707
229.888.5600

Atlanta Midtown
1180 Peachtree Street, NE,
Suite F
Atlanta, GA 30309
404.522.2265

Brunswick
3440 Cypress Mill Road
Brunswick, GA 31520
912.267.9500

Brunswick N. Glynn
5340 New Jesup Hwy.
Brunswick, GA 31523
912.264.9699

Buena Vista
114 West 6th Ave.
Buena Vista, GA 31803
229.649.4600

Butler
97 South Broad Street
Butler, GA 31006
478.862.3062

Cairo
201 South Broad Street
Cairo, GA 39828
229.377.1110

Cairo Drive Thru
40 Hwy. 84 East
Cairo, GA 39828
229.377.1110

Colquitt
162 East Crawford Street
Colquitt, GA 39837
229.758.3461

Cordele
510 Second Street South
Cordele, GA 31015
229.273.7700

Doerun
137 West Broad Ave.
Doerun, GA 31744
229.782.5358

Donalsonville
109 West Third Street
Donalsonville, GA 39845
229.524.2112

Doulgas East
100 South Pearl Ave.
Douglas, GA 31533
912.384.2701

Douglas West
901 Bowens Mills Road, SW
Douglas, GA 31533
912.384.2701

Ellaville
285 South Broad Street
Ellaville, GA 31806
229.937.2507

Jekyll Island
531 N. Beachview Drive
Jekyll Island, GA 31527
912.635.9014

Lyons
182 West Liberty Street
Lyons, GA 30436
912.526.7007

Moultrie
225 South Main Street
Moultrie, GA 31768
229.985.2222

Moultrie Quitman Hwy.
1707 First Ave., SE
Moultrie, GA 31768
229.985.1111

Moultrie Sunset
2513 South Main Street
Moultrie, GA 31768
229.873.4444

Ocilla
300 South Irwin Ave.
Ocilla, GA 31774
229.468.9411

Pooler
145 Pooler Pkwy.
Pooler, GA 31322
912.748.6002

Quitman
1000 West Screven Street
Quitman, GA 31643
229.263.7525

Savannah
300 Bull Street, Suite A
Savannah, GA 31401
912.238.1699

Savannah Mall Blvd.
602 Mall Blvd.
Savannah, GA 31406
912.355.5052

Savannah Whitemarsh
4673 Hwy. 80 East
Savannah, GA 31410
912.898.2151

St. Marys
2509 Osborne Road
St. Marys, GA 31558
912.882.3400

St. Simons Island
3811 Frederica Road
St. Simons Island, GA
31522
912.634.1270

Thomasville
2484 East Pinetree Blvd.
Thomasville, GA 31792
229.226.5755

Tifton
735 West Second Street
Tifton, GA 31794
229.382.7311

Tifton Ocilla Road
1911 Old Ocilla Road
Tifton, GA 31794
229.387.7225

Valdosta
3140 Inner Perimeter Road
Valdosta, GA 31602
229.241.2851

Vidalia Downtown
300 East First Street
Vidalia, GA 30474
912.537.8813

Vidalia First Street
1705 First Street
Vidalia, GA 30474
912.537.7139

SOUTH CAROLINA

Beaufort
2348 Boundary Street
Beaufort, SC 29902
843.521.1968

Charleston
West Ashley Drive Thru
108 Magnolia Road
Charleston, SC 29407
843.573.8000

Charleston West Ashley
834 Savannah Hwy.
Charleston, SC 29407
843.573.8000

Columbia
1301 Gervais Street,
Suite 700
Columbia, SC 29201
803.765.1600

Greenville
1614 Woodruff Road
Greenville, SC 29607
864.286.5737

Hilton Head
Three Office Way
Hilton Head, SC 29928
843.686.2903

Irmo
1200 Lake Murray Blvd.
Irmo, SC 29063
803.749.5230

Lexington
701 West Main Street
Lexington, SC 29072
803.808.4220

Mt. Pleasant
966 Houston Northcutt
Blvd., Suite C
Mt. Pleasant, SC 29464
843.375.4969

Summerville
1708 Old Trolley Road,
Suite C
Summerville, SC 29485
843.875.2663

MORTGAGE OFFICES

Duluth Mortgage
2915 Premiere Pkwy.,
Suite 135
Duluth, GA 30097
770.429.5660

Marietta Mortgage
1800 Parkway Place,
Suite 820
Marietta, GA 30067
770.578.3600

Oxford Mortgage
4075 County Road 106,
Suite B
Oxford, FL 34484
904.886.8714

Roswell Mortgage
11205 Alpharetta Hwy.,
Suite B5
Roswell, GA 30076
770.558.4194

Stockbridge Mortgage
360 Corporate
Center Court
Stockbridge, GA 30281
770.578.3679

Suwannee Mortgage
4485 Tench Road,
Suite 2411
Suwannee, GA 30024
770.578.3711

Tallahassee Mortgage
2121-A Killarney Way
Tallahassee, FL 32309
850.383.9999

Tennessee Mortgage
2000 Meridian Blvd.,
Suite 270
Franklin, TN 37067
615.771.1671



Nashville
Charlotte
Greenville
Columbia
Atlanta
Augusta
Macon
Montgomery
Beaufort
Charleston
Hilton Head
Savannah
Albany
Tifton
HEADQUARTERS
MOULTRIE, GA
Dothan
Brunswick
Valdosta
Tallahassee
Jacksonville
Panama City
Gainesville
Orlando
Tampa
Ameris
Bancorp
Ameris Bank Locations
Moultrie Campus

Common Stock and Dividend Information

Ameris Bancorp Common Stock is listed on the NASDAQ Global Select Market under the symbol "ABCB." The following table sets forth the low and high sales prices for the common stock as quoted on NASDAQ during 2012.

CALENDAR PERIOD	SALES PRICE	
2012	Low	High
First Quarter	$10.34	$13.32
Second Quarter	$10.88	$13.40
Third Quarter	$11.27	$12.88
Fourth Quarter	$10.50	$12.71

The Company did not declare any dividends during 2012.

SHAREHOLDER SERVICES

Computershare is Ameris Bancorp's stock transfer agent and administers all matters related to our stock. Please contact them via:

First Class, Registered or Certified Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Courier Service:

Computershare Investor Services
250 Royall St.
Canton, MA 02021

Shareholder Services Number(s): (800) 568-3476
Investor Centre™ portal: www.computershare.com/investor

If your stock is held by a broker, please contact your broker.

AVAILABILITY OF INFORMATION

Upon written request, Ameris Bancorp will provide, without charge, a copy of the Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the Securities and Exchange Commission for the fiscal year 2012.

Please direct requests to:

Ameris Bancorp
Attention: Cindi H. Lewis, Corporate Secretary
P.O. Box 3668
Moultrie, GA 31776-3668

ANNUAL MEETING OF SHAREHOLDERS

The 2013 Annual Meeting of Shareholders of Ameris Bancorp will be held at 9:30 AM EDT, Tuesday, May 21, 2013, in the Company's offices located at 24 Second Avenue, Southeast, Moultrie, Georgia.


Ameris
Bancorp


Member
FDIC



Mixed Sources: Produced using sustainable methods with materials from well-managed forests, controlled sources or recycled wood or fiber.

Progress

Strength

Stability

Soundness

AMERIS BANCORP IS MORE THAN
JUST A FINANCIAL SERVICES COMPANY


Ameris
Bancorp


Ameris
Bancorp

310 First Street, SE
PO Box 3668
Moultrie, GA 31776

(P) 229.890.1111 | (F) 229.890.2235

amerisbank.com